                                                   Registration No. 333-114495
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                                                            File No. 811-21561
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]
Pre-Effective Amendment No.     1                                          [X]
                             --------
Post-Effective Amendment No.                                             [   ]

                                    and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [X]
      Amendment No.     1
                     ---------------------------------------------------------
[X]
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                  OPPENHEIMER PRINCIPAL PROTECTED TRUST III
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              (Exact Name of Registrant as Specified in Charter)

            6803 South Tucson Way, Centennial, Colorado 80112-3924
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             (Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, including Area Code:  (303) 768-3200

                             Robert G. Zack, Esq.
                            OppenheimerFunds, Inc.
Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008
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                   (Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
     [   ] immediately upon filing pursuant to paragraph (b)
     [   ] on _______________ pursuant to paragraph (b)
     [   ] 60 days after filing pursuant to paragraph (a)(1)
     [   ] on _______________ pursuant to paragraph (a)(1)
     [   ] 75 days after filing pursuant to paragraph (a)(2)
     [   ] on _______________ pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:
[   ]this post-effective amendment designates a new effective date for a previously filed post-effective amendment.
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The Registrant hereby amends the Registration  statement on such date or dates as may be necessary to delay its  effective  date until the  Registrant  shall file a further  amendment  which  specifically  states that this  Registration
Statement shall  thereafter  become  effective in accordance with section 8(a)
of the  Securities  Act of 1933 or  until  the  Registration  Statement  shall become  effective on such date as the  Commission,  acting pursuant to Section
8(a), shall determine.

Oppenheimer
Principal Protected
Main Street Fund III(R)

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Prospectus dated September 27, 2004      Oppenheimer Principal Protected Main
                                         Street Fund III(R)is a mutual fund that
                                         seeks capital preservation in order to
                                         have a net asset value on the Maturity
                                         Date at least equal to your original
                                         investment (reduced by any adjustments
                                         to the Warranty Amount permitted under
The fund will offer its shares to the    the Warranty Agreement and less any
public from September 27, 2004 through   sales charges, your share of
November 30, 2004, unless extended. All  extraordinary expenses and the
monies to purchase shares during the     proportional reduction for dividends
offering Period must be received no      paid in cash and redemption of Fund
later than November 30, 2004. From       shares). The Fund seeks high total
December 1, 2004, and until December 6,  return as a secondary objective. It
2011, shares of the Fund will only be    invests in shares of the Oppenheimer
issued upon reinvestment of dividends    Main Street Fund(R)(which invests
and distributions.                       mainly in common stocks), futures
                                         contracts on the Standard and Poor's
As with all mutual funds, the            500 Composite Stock Price Index, and
Securities and Exchange Commission has   U.S. government securities, including
not approved or disapproved the Fund's   zero coupon bonds.
securities nor has it determined that        This Prospectus contains important
this Prospectus is accurate or           information about the Fund's
complete. It is a criminal offense to    objective, its investment policies,
represent otherwise.                     strategies and risks. It also contains

                                         important information about how to buy
                                         and sell shares of the Fund and other
                                         account features. Please read this
                                         Prospectus carefully before you invest
                                         and keep it for future reference about
                                         your account.

An investment in the Fund is not a
deposit of any bank and is not insured
or guaranteed by the Federal Deposit
Insurance Corporation or any other
government agency or any person.
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                                                (logo) OppenheimerFunds
                                                The Right Way to Invest

CONTENTS

                  A B O U T  T H E  F U N D

                  Overview
                  The Fund's Investment Objective and Principal Investment
Strategies
                  Main Risks of Investing in the Fund
                  The Fund's Past Performance
                  Fees and Expenses of the Fund
                  The Warranty Agreement and the Financial Warranty
                  About the Fund's Investments
                  How the Fund is Managed

                  A B O U T  Y O U R  A C C O U N T

                  How to Buy Shares
                  Class A Shares
                  Class B Shares
                  Class C Shares
                  Class N Shares

                  Special Investor Services
                  AccountLink
                  PhoneLink
                  OppenheimerFunds Internet Website
                  Reinvestment Privilege
                  Retirement Plans

                  How to Sell Shares
                  By Wire
                  By Mail
                  By Telephone

                  How to Exchange Shares
                  Shareholder Account Rules and Policies
                  Dividends, Capital Gains and Taxes
                  The Underlying Fund's Past Performance
                  Financial Highlights of the Underlying Fund

A B O U T T H E F U N D

Overview

The Oppenheimer Principal Protected Main Street Fund III is a "fund-of-funds"
that will invest a portion of its assets in shares of Oppenheimer Main Street
Fund(R)1 and futures contracts on the Standard and Poor's 500 Composite Stock
Price Index ("S&P 500 Index") and a portion of its assets in U.S. government securities.

      The Fund has an Offering Period, a Warranty Period and a Post-Warranty
Period. Shares of the Fund will be offered during an Offering Period but will not be offered during the Warranty Period, except in connection with reinvestment of dividends and distributions. The Offering Period will run from
September 27, 2004 through November 30, 2004, unless extended. The Fund may decide, in its discretion, not to commence operations if it does not receive
$75 million in investments during the Offering Period or if the Warranty
Provider's conditions for issuance of the Financial Warranty are not met and the Warranty Provider declines to issue the Financial Warranty. During the
Offering Period and the two business days subsequent thereto, the Fund will invest in money market instruments and short-term debt securities to attempt to preserve shareholders' principal investment. During this period, however, the
Fund will not have the benefit of the Financial Warranty described below.

      The Warranty Period will run from the fourth business day following the end of the Offering Period (expected to be December 6, 2004) through and including a date 7 years later (expected to be December 6, 2011) (the "Maturity
Date"). During the Warranty Period, the Fund will seek primarily capital preservation, and secondarily high total return, by allocating its assets between an equity portfolio (consisting of Class Y shares of Oppenheimer Main
Street Fund and futures contracts on the S&P 500 Index) and a debt portfolio
(consisting of U.S. government securities, including zero coupon bonds).
Shareholders may receive taxable gains from portfolio transactions by the Fund, whether they take payment in cash or reinvest them to purchase additional Fund shares.

      The Fund has entered into a Financial Warranty Agreement (the "Warranty
Agreement") with Merrill Lynch Bank USA (the "Warranty Provider") pursuant to which the Warranty Provider will, subject to certain conditions, issue a financial warranty (the "Financial Warranty") to the Fund. The purpose of the
Financial Warranty is to make sure that the value of each shareholder's account on the Maturity Date will be no less than the value of that shareholder's account on the second business day after the end of the Offering Period, including net income, if any, earned by the Fund during the Offering Period, reduced by (i) sales charges, (ii) that shareholder's pro rata portion of any
Extraordinary Expenses not covered by the Warranty Agreement, (iii)
proportionately reduced for dividends and distributions paid in cash and redemptions of Fund shares, (iv) that shareholder's pro rata portion of the value of any shares issued by the Fund during the Warranty Period other than in connection with the reinvestment of dividends and distributions, (v) the amount of any increase in that shareholder's investment in the Fund as a result of changes in accounting practices for the Fund, corporate actions or certain other events, and (vi) if OppenheimerFunds, Inc., as manager of the Fund (the
"Manager") is required to make payments under the Warranty Agreement in certain instances, and the Manager fails to do so in a timely manner, the amount of such payments (on a pro rata basis). The value of the shareholder's account on the second business day after the end of the Offering period minus the above-described reductions is referred to as the "Warranty Amount."  In order to avoid having their Warranty Amount reduced, shareholders must reinvest all dividends and distributions received from the Fund to purchase additional shares of the Fund and must not redeem any shares of the Fund during the
Warranty Period. If the value of the Fund's assets on the Maturity Date is insufficient to result in the value of each shareholder's account being at least equal to the shareholder's Warranty Amount, the Warranty Provider will pay the Fund an amount sufficient to make sure that each shareholder's account can be redeemed on the Maturity Date for an amount equal to his or her Warranty
Amount.

      Because the front-end sales charge paid on the purchase of Class A shares reduces the Warranty Amount for Class A shareholders, Class A shares will have a lower Warranty Amount than the Class B, Class C or Class N shareholders at the start of the Warranty Period. Normal operating fees and expenses of the
Fund incurred in the ordinary course of business will not reduce the Warranty
Amount. However, Extraordinary Expenses incurred by the Fund will reduce the
Warranty Amount. In addition, in the event the Fund is completely and irreversibly invested in debt securities and cash and cash equivalents, any
Fund expenses in excess of certain limits as described on page 12 will reduce the Warranty Amount.

     The Warranty Provider,  wholly-owned subsidiary of Merrill Lynch & Co.,
Inc., is licensed as an industrial bank under Utah law. The Warranty  Provider's principal business is to engage in banking  activities.The  Warranty Provider is regulated  and  examined  by the  FDIC  and the  Utah  Department  of  Financial
Institutions.  It is not regulated by the Federal Reserve or the U.S. Department of Treasury.  As of March 26, 2004,  MLBUSA's assets totaled  approximately  $67 billion.  Neither  Merrill  Lynch &  Co.,  Inc. nor any other entity will be guaranteeing the obligations of the Warranty Provider. The Warranty Provider has
not  participated in the  organization  of the Fund and makes no  representation regarding the  advisability  of an investment in the Fund.  Further  information about  the  Warranty  Provider  can be  found  in the  Statement  of  Additional
Information.

      Shareholders could lose money by investing in this Fund. A shareholder's
Warranty Amount will be reduced, as more fully described in this prospectus, if the shareholder takes any dividends or distributions in cash instead of reinvesting them in additional shares of the Fund, redeems any shares before the Maturity Date, if there are Extraordinary Expenses incurred by the Fund (as such expenses are not covered by the Warranty Agreement), or if the Fund or the
Manager fails to perform certain obligations under the Warranty Agreement (in which case the Warranty Provider may have the right to terminate the Financial
Warranty). Moreover, shareholders could lose money if the Warranty Provider fails to meet its obligations under the Warranty Agreement.

     During the Post-Warranty  Period, which will commence immediately following the Warranty Period,  the Fund will seek high total return by investing in Class
Y shares of Oppenheimer Main Street Fund,  futures  contracts on the S&P 500
Index,  common  stocks of U.S.  companies  of different  capitalization  ranges, and/or debt securities,  such as bonds and debentures. The Fund's shares will be offered on a continuous basis during the Post-Warranty Period.

The Fund's Investment Objective and Principal Investment Strategies

What Is the Fund's Investment  Objective During the Warranty Period?  During the
Warranty Period, the Fund will seek capital  preservation in order to have a net asset value on the Maturity Date at least equal to the Warranty Amount. The Fund seeks  high  total  return  as a  secondary  objective.  The  Fund's  investment objectives  are  fundamental  policies that can be changed only by the vote of a majority  of the Fund's  outstanding  voting  securities,  as  described  in the
Statement  of  Additional  Information.  The Fund's  investment  objectives  are fundamental  policies  that can be changed only by the vote of a majority of the
Fund's  outstanding  voting  securities,   as  described  in  the  Statement  of
Additional Information.

What Does The Fund Mainly Invest In During the Warranty Period? The Fund is a
special type of mutual fund known as a "fund of funds" because it can invest a substantial portion of its assets in other mutual funds. During the Warranty
Period, the Fund's investment manager, OppenheimerFunds, Inc. (the "Manager")
will allocate the Fund's assets between a portfolio of equity securities and futures contracts as described below (the "equity portfolio") and a portfolio of debt securities as described below (the "debt portfolio"). The equity portfolio will invest in Class Y shares of Oppenheimer Main Street Fund
(referred to as the "Underlying Fund") and futures contracts on the S&P 500
Index. The Underlying Fund's investment objective is to seek high total return by investing mainly in common stocks of U.S. companies of different capitalization ranges. The debt portfolio will invest principally in zero coupon U.S. government securities, but may also include certain other securities guaranteed by the U.S. government. The securities in the debt portfolio will have a maturity approximately equal to the period remaining in the Warranty Period.

Who Is The Fund Designed For? The Fund may be an appropriate investment for you if you:
o     Have an investment time horizon of at least 7 years
o     Seek potential for growth but are concerned about capital preservation
o     Want a professionally managed and diversified portfolio
o     Are not seeking current income through cash dividends

Main Risks of Investing in the Fund

All investments have risks to some degree. The Fund's investments are subject to changes in their value from a number of factors described below. There is also the risk that poor security selection by the Fund's and the Underlying
Fund's investment manager, OppenheimerFunds, Inc., will cause the Fund to underperform other funds having a similar objective.

      The principal risks of investing in the Fund during the Offering Period are those generally attributable to short-term debt securities and money market instruments. The principal risks of an investment in the Fund during the
Warranty Period and the Post-Warranty Period are those generally attributable to investing in stocks and debt securities. Because the Fund invests in shares of the Underlying Fund, futures contracts, and debt securities during the
Warranty Period, the Fund may underperform stock funds when stocks are in favor and underperform bond funds when debt securities are in favor.

      In order to enable the Fund to obtain the benefits of the Financial
Warranty, the Fund expects to comply with certain investment limitations established by the Warranty Agreement. If the Fund or the Manager chooses not to comply with those investment limitations because it determines that such non-compliance would be in the shareholder's best interests, the Warranty
Provider may exercise its rights to have more of the Fund's assets invested in the debt portfolio (including a complete and irreversible allocation to the debt portfolio) or could terminate the Financial Warranty.

      As with any mutual fund, the value of the Fund's investments - and therefore the value of Fund shares - may go down. Although the Fund will seek to return a shareholder's Warranty Amount at the end of the Warranty Period,
the value of the Fund's shares will fluctuate during the Warranty Period and may decline below your original account value. Changes in the value of the
Fund's shares may occur because a particular stock market in which the
Underlying Fund invests is rising or falling, the value of the S&P 500 futures contracts may rise or fall, or in response to interest rate changes because of the effect of the change on the value of the Fund's debt portfolio. You could lose money by investing in the Fund if you redeem your shares prior to the
Maturity Date or after the Maturity Date or if the value of the Fund's investments goes down and the Warranty Provider is unable to meet its obligations under the Financial Warranty. See "The Warranty Agreement and the
Financial Warranty" on page 22 for further information about the Warranty
Agreement and when the Financial Warranty may be terminated.

      The Fund will distribute any net gains and income (including accrued but unpaid income on zero coupon bonds) to shareholders at least annually. Such distributions are taxable to shareholders even if the distributions are reinvested in the Fund. Shareholders who reinvest distributions in the Fund will be required to pay taxes on such distributions from other sources.
Shareholders who do not reinvest distributions, however, will be subject to a reduction in their Warranty Amount.

RISKS OF INVESTING IN STOCKS. Stocks fluctuate in price, and their short-term volatility at times may be great. Because the Underlying Fund currently invests a substantial portion of its assets in common stocks, the value of the Fund's equity portfolio will be affected by changes in the stock markets. Market risk will affect the Fund's net asset values per share, which will fluctuate as the values of the Underlying Fund's  portfolio securities change. The corresponding effect on the net asset value of the Fund will depend on the percentage of the
Fund's assets allocated to shares of the Underlying Fund.

      A variety of factors can affect the price of a particular stock and the prices of individual stocks do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from each other. In particular, because the Underlying Fund currently focuses its stock investments in U.S. issuers, it will be primarily affected by changes in U.S.
stock markets.

      Other factors can affect a particular stock's price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry. The Underlying Fund may buy securities of small and medium-size companies, which may have more volatile prices than stocks of large companies. Therefore, if the Underlying Fund is focusing on or has substantial investments in smaller capitalization companies at times of market volatility, the Underlying Fund's share price may fluctuate more than that of funds focusing on larger capitalization issuers.

      At times, the Underlying Fund's emphasis of its investments in a particular industry may differ compared to the weighting of that industry in the S&P 500 Index, which the Underlying Fund uses as a performance benchmark.
To the extent that the Underlying Fund increases its emphasis on stocks in a particular industry, its share values may fluctuate in response to events affecting that industry, such as changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others.

RISK OF USING FUTURES CONTRACTS. Futures contracts are considered derivative instruments. In general terms, a derivative instrument is a financial contract whose value is derived, at least in part, from the performance of an underlying asset, such as an index. If the issuer of a derivative does not pay the amount due, the Fund can lose money on the investment. The underlying investment on which the derivative is based (in this case the S&P 500 Index), and the derivative itself, might not perform in the manner the Manager expected, which could cause the Fund's share price to decline. Markets underlying securities may move in a direction not anticipated by the Manager, which may result in the
Fund's realizing a lower return than expected on an investment.

INTEREST RATE RISK. Debt securities are subject to changes in value when prevailing interest rates change. When interest rates fall, the values of already-issued debt securities generally rise. When interest rates rise, the values of already-issued debt securities generally fall, and those securities may sell at a discount from their face amount. The magnitude of these price fluctuations is generally greater for debt securities having longer maturities and for zero coupon securities.

      The Fund buys zero-coupon or "stripped" securities, which are particularly sensitive to interest rate changes. Their prices may go up or down more than the prices of other types of debt securities in response to interest rate changes.

CREDIT RISK. Securities, including zero-coupon securities, directly issued by the U.S. Treasury, are backed by the full faith and credit of the U.S.
government and have little credit risk. Credit risk is the risk that the issuer of a debt security might not make interest and principal payments on the security as they become due.

RISKS ASSOCIATED WITH THE FINANCIAL WARRANTY. Although neither the Warranty
Provider nor any other person (including the Manager, its affiliates or the
United States government) has guaranteed the performance of the Fund, the Fund has entered into the Warranty Agreement with the Warranty Provider to try to make sure that on the Maturity Date shareholders will be able to redeem their shares of the Fund at their Warranty Amount. The Financial Warranty is solely the obligation of the Warranty Provider. It is possible that the financial position of the Warranty Provider may deteriorate. As described above, shareholders could lose money if the Warranty Provider fails to or is unable to perform its obligations under the Warranty Agreement.

      The Fund's assets and the obligations of the Warranty Provider under the
Warranty Agreement are not guaranteed by Merrill Lynch & Co., Inc., the United
States government, the Manager, or any other entity or person. The lack of a guarantee of the Warranty Provider's obligations under the Warranty Agreement presents some risk to shareholders if the Warranty Provider fails to or is unable to honor its obligations to the Fund on the Maturity Date under the
Warranty Agreement.

      The Warranty Agreement may be terminated by the Warranty Provider in certain circumstances, as discussed in "The Warranty Agreement and the
Financial Warranty," on page __. In such event, shareholders will not receive the Warranty Amount but instead will receive the Fund's then-current net asset value when they redeem their shares, which may be lower than the Warranty
Amount. Shareholders may receive less than their Warranty Amount as calculated on the first day of the Warranty Period in certain other circumstances as well.
For example, the Warranty Agreement requires the Manager to make payments to the Warranty Provider upon the happening of certain specified events. If the
Manager fails to make a required payment, the Warranty Provider may reduce its obligations under the Financial Warranty. As a result, a shareholder's Warranty
Amount may be reduced.

      In addition, the Manager has contractually agreed to reduce its management fee for the remainder of the Warranty Period in the event that the
Fund becomes completely and irreversibly invested in the debt portfolio to the extent necessary so that total annual operating expenses of the Fund are limited to certain agreed amounts (as described under "Advisory Fees" on page
__) for each share class (excluding Extraordinary Expenses and certain other expenses). However, if this reduction in the management fee is not sufficient to reduce total annual operating expenses to these limits, the Manager is not required to subsidize Fund expenses to assure that expenses do not exceed those limits. Under such circumstances, the aggregate Warranty Amount will be reduced by the portion of the Fund's annual operating expenses that exceed these limits.

      Furthermore, the Warranty Amount per share will be reduced by the shareholder's proportionate share of any Extraordinary Expenses incurred by the
Fund, by any shortfall amount resulting from the negligence of the Manager, by dividends and distributions paid in cash, and by redemption of Fund shares during the Warranty Period. If any of those were to occur, the shareholder will receive less than the original Warranty Amount on the Maturity Date. The
Manager will not be responsible to the Fund for a reduction in the Warranty
Amount due to an Extraordinary Expense or other shortfall resulting from the
Manager's negligent acts.

Investment Restrictions Under Warranty Agreement. To avoid losing the benefits of the Financial Warranty, the Fund is subject to conditions of the Warranty
Agreement that require the Manager to make investment allocation decisions based on a mathematical formula (the "Warranty Formula") that limits the amount of the Fund's assets that may be allocated to the equity portfolio. This limitation is designed to reduce, but does not eliminate, the risk that the
Fund's assets will be insufficient to allow the Fund to redeem shares at not less than the Warranty Amount on the Maturity Date. Accordingly, the Warranty
Agreement could limit the Manager's ability to respond to changing market conditions during the Warranty Period. If the Manager fails to comply with the agreed-upon investment parameters or otherwise fails to comply with certain requirements set forth in the Warranty Agreement, the Warranty Provider may terminate the Financial Warranty, exercise its right to instruct the Manager to immediately allocate the Fund's assets to the debt portfolio, deliver to the
Fund's custodian (the "Custodian") pre-signed instructions from the Manager instructing the Custodian to immediately allocate all of the Fund's assets to the debt portfolio, or change one of the variables in the Warranty Formula which would have the effect of increasing the portion of the Fund's assets allocated to the debt portfolio. If the Warranty Provider were to exercise the right to have all of the Fund's assets invested in the debt portfolio, the
Fund's ability to participate in upward equity market movements would be eliminated.

Risk of Default. A shareholder's ability to receive the Warranty Amount depends on the financial condition of the Warranty Provider. The Warranty Agreement is
an obligation that runs solely to the Fund, not to the Fund's shareholders, and shareholders would have no recourse against the Warranty Provider in the event it defaults on its obligation to the Fund. Since the Financial Warranty is solely an obligation of the Warranty Provider, an investment in the Fund involves a risk of loss if the Warranty Provider is placed in receivership, or is otherwise unable to perform its obligation or defaults on its obligation, if any, to the Fund. In the event of an act of insolvency by the Warranty
Provider, the Fund's board of trustees (the "Board") could take a variety of actions including replacing the Financial Warranty. However, the Board is under no obligation to replace the Financial Warranty or otherwise find a substitute provider of principal protection. In each of the above circumstances, shareholders could suffer a loss of principal. No entity or person is obligated to make up any shortfall in the event the Warranty Provider defaults on its obligation to the Fund and the Fund's assets are insufficient to redeem the
Fund's shares for the Warranty Amount on the Maturity Date. The Warranty
Provider may, under certain conditions, assign its obligations under the
Warranty Agreement to an affiliate. There is a risk that the substitute
Warranty Provider may not have the financial resources to fulfill its obligations under the Warranty Agreement.

Risks Associated with Asset Allocation. At times, the Fund's assets may be largely invested in the debt portfolio in order to increase the likelihood of preserving the original principal value of the Fund. If Fund assets are largely invested in the debt portfolio, the Fund's exposure to equity markets will be reduced and the Fund will be more highly correlated with bonds. In addition, if during the Warranty Period the equity markets experience a major decline, the
Fund's assets may become largely or entirely invested in the debt portfolio. In fact, if the value of the shares of the Underlying Fund or the futures contracts held by the Fund were to decline significantly (whether within a short period of time or over a protracted period), a complete and irreversible reallocation to the debt portfolio may occur. In this circumstance, the Fund would not participate in any subsequent recovery in the equity markets.
Investment in debt securities during the Warranty Period reduces the Fund's ability to participate as fully in upward equity market movements, and therefore represents some loss of opportunity compared to a portfolio that invests principally in equity securities. In addition, the terms of the
Warranty Agreement prescribe certain investment parameters within which the
Fund must be managed during the Warranty Period to preserve the benefit of the
Financial Warranty. Accordingly, the Warranty Agreement could limit the
Manager's ability to alter the allocation of Fund assets during the Warranty
Period in response to changing market conditions. The terms of the Warranty
Agreement could require the Fund to liquidate an equity or futures position when it otherwise would not be in the shareholders' best interests or at a time when the Manager otherwise would not recommend that the securities be sold.

      The asset allocation process may result in additional transaction costs.
This process can have an adverse effect on the performance of the Fund during periods of increased equity market volatility. In addition, a high portfolio turnover rate may increase the Fund's transaction costs, which would adversely affect performance. Also, you may receive taxable gains from portfolio transactions by the Fund, whether you take payment in cash or reinvest them to purchase additional Fund shares.

HOW RISKY IS THE FUND OVERALL? The risks described above collectively form the overall risk profile of the Fund and can affect the value of the Fund's investments, its investment performance and the prices of its shares.
Particular investments and investment strategies also have risks. These risks mean that you can lose money by investing in the Fund, particularly if the financial condition of the Warranty Provider deteriorates and it is unable to make a payment to the Fund, if necessary, under the Financial Warranty. You could lose money if, among other reasons, the Fund incurs Extraordinary
Expenses, or is liquidated prior to the Maturity Date, or if you redeem your shares prior to the Maturity Date or after the Maturity Date and the Fund's net asset value is less than the Warranty Amount on the date of redemption. It is possible that the Warranty Provider will not be able to satisfy its obligations under the Warranty Agreement as of the Maturity Date or that the Manager or the
Fund will not be able to satisfy their respective obligations under the
Warranty Agreement. As a result, the Fund may not be able to redeem your shares for the Warranty Amount on the Maturity Date, and the value of your shares on the Maturity Date may be more or less than your Warranty Amount. There is no assurance that the Fund will achieve its investment objective.

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The life of the Fund is divided into three phases: an Offering Period, a
Warranty Period and a Post-Warranty Period.
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Offering Period. Shares of the Fund are available for purchase only during the
Offering Period. Investors will receive shares of the Fund contemporaneously with amounts invested. The Offering Period is expected to run from September
27, 2004 through November 30, 2004, unless extended. The Fund reserves the right to extend the Offering Period. The Fund must receive all orders and applications to purchase shares by the end of the Offering Period.

      If the Fund does not have at least $75 million in net assets at the end of the Offering Period, the Board may, at its option, continue the Fund or liquidate the Fund. If the Fund does not have at least $90 million in net assets at the end of the Offering Period or if the Board were to decide to liquidate the Fund, the Warranty Provider would have the option of terminating the Warranty Agreement. If the Board decides to continue the Fund with less than $75 million in net assets at the end of the Offering Period, it will do so only if the Warranty Provider agrees to continue its obligations under the
Warranty Agreement. The Board may also elect to liquidate the Fund during the
Offering Period should the asset allocation model the Fund employs indicate that the Fund would be predominantly invested in debt securities during the
Warranty Period due to unusual market conditions (such as a significant decline in prevailing interest rates). If the Fund is liquidated for the reasons stated
above, the shares of the Fund will be exchanged for shares of Oppenheimer Money
Market Fund, Inc. and the Fund's Distributor, OppenheimerFunds Distributor,
Inc., will rebate or waive any sales charge paid by you in connection with your purchase of Fund shares (other than as a result of an exchange into the Fund from another Oppenheimer fund), and shareholders will not receive the benefit of the Financial Warranty. If that occurs, a prospectus for Oppenheimer Money
Market Fund, Inc. will be delivered to investors. During the Offering Period and for the two business days thereafter, the Fund will not invest in shares of the Underlying Fund but instead will invest all of its assets primarily in money market instruments and short-term debt securities to seek preservation of capital. You will not have the benefit of the Financial Warranty during the
Offering Period and the two business days subsequent thereto.

Warranty Period. The Warranty Period will run from the fourth business day after the end of the Offering Period - expected to be December 6, 2004 through and including a date seven years later, expected to be December 6, 2011, or if that day is not a business day, the first business day thereafter (previously defined as the "Maturity Date"). During the Warranty Period, the Fund will not accept purchase orders for Fund shares, except for reinvestment of dividends and distributions.

      If you maintain your investment in the Fund through the Maturity Date, do not redeem any shares, and reinvest all dividends and distributions, you will be entitled to redeem your shares held as of the Maturity Date for the greater of the then-current net asset value of your shares or your Warranty Amount. A transfer or reregistration of existing shares during the Warranty Period that does not result in an increase in Fund shares that are issued and outstanding will not interrupt the seven year period calculated to determine the Warranty
Amount. Shareholders must redeem their shares in the Fund on, and only on, the
Maturity Date (December 6, 2011) to ensure that they receive the greater of the then-current net asset value of the Fund or their Warranty Amount. Prior to the
Maturity Date the Fund will provide each shareholder a notice reminding them that shares must be redeemed on the Maturity Date to receive the full benefit of the Financial Warranty. In the event there is a shortfall on the Maturity
Date, each redeeming shareholder will be entitled to redemption proceeds that include a pro rata allocation of any payments made to the Fund by the Warranty
Provider. Shareholders who remain invested in the Fund past the Maturity Date will also receive the benefit of a pro-rata allocation of any shortfall payments made by the Warranty Provider, if any, on the Maturity Date. However,
after the Maturity Date shares of the Fund will not be protected by the
Financial Warranty and will be subject to market fluctuations, and the shares will then be redeemable at the Fund's then-current net asset value, which may be lower than the Warranty Amount.

      The Fund never restricts your ability to redeem your shares. However, shareholders who do not reinvest their distributions or dividends will reduce their Warranty Amount and shareholders who redeem prior to the Maturity Date will bear the cost of the Warranty Agreement without receiving any corresponding benefit. As explained in the example on page __, if you reinvest your dividends and distributions, the number of shares you own in the Fund will increase at each date on which a dividend or distribution is effective and the corresponding Warranty Amount per share decreases so that your overall Warranty
Amount does not change. Therefore, if you fail to reinvest the Fund's dividends or distributions or you redeem Fund shares, your overall Warranty Amount will decrease because you will have fewer shares multiplied by the applicable
Warranty Amount per share. See "How is the Warranty Amount Determined?" for further information. Shareholders (other than certain retirement plans) are subject to income taxes on distributions from the Fund whether they take payment of distributions in cash or reinvest them to purchase additional Fund shares.

      If the Fund incurs certain Extraordinary Expenses or if the Manager is required to make payments under the Warranty Agreement in certain instances and the Manager fails to do so in a timely manner, your Warranty Amount also will be reduced by the proportionate amount of the Extraordinary Expenses or the amount of the payment which the Manager failed to make.

      "Extraordinary Expenses" means any Fund fees and expenses that are not incurred or accrued in the ordinary course of the Fund's business (including for example, all costs of defending or prosecuting any claim, or litigation, to which the Fund is a party, together with any amounts in judgment, settlement or indemnification expense incurred by the Fund or any other non-recurring, non-operating expenses and all redemption fees and sales charges incurred or accrued by the Fund as a shareholder of the Underlying Fund, whether or not incurred in the ordinary course of the Fund's business). If the Fund's assets are invested completely and irreversibly in the debt portfolio, Extraordinary
Expenses will also include any Fund fees and expenses incurred in excess of the
Fund's expense limits whether or not incurred in the ordinary course of the
Fund's business. Those expense limits are 1.30% for Class A shares, 2.05% for
Class B shares, 2.05% for Class C shares and 1.55% for Class N shares. The Fund will invest its assets completely and irreversibly in the debt portfolio if the
Warranty Formula provides for such allocation or if, under the terms of the
Warranty Agreement, the Warranty Provider exercises its right to instruct the
Manager to allocate the Fund's assets to the debt portfolio, or deliver to the
Fund's Custodian pre-signed instructions from the Manager instructing the
Custodian to immediately allocate all of the assets of the Fund to the debt portfolio.

Post-Warranty Period. On and after the Maturity Date, you can redeem your shares or exchange your shares for shares of the same class of another
Oppenheimer fund that offers an exchange privilege. The value of your shares on the Maturity Date will be the greater of (i) the then-current net asset value of the Fund or (ii) the Warranty Amount. Because the benefits of the Warranty
Agreement terminate after the Maturity Date, the entire amount of your investment in the Fund following the Maturity Date will be subject to market risk.

      If after the Maturity Date shares of the Fund remain issued and outstanding, the Board may elect at the recommendation of the Manager and without shareholder approval (1) to have the Fund redeem all issued and outstanding shares and then terminate the Fund, (2) to merge the Fund into the
Underlying Fund, or (3) to continue the existence of the Fund. Shareholders who continue their investment in the Fund after the Maturity Date will receive prior notice of the Board's decision. If the Board chooses to have the Fund redeem all issued and outstanding shares and terminate the Fund, those remaining shareholders will receive the then-current net asset value which may be more or less than their Warranty Amount. If the Board chooses to continue the existence of the Fund during the Post-Warranty Period, then the Fund's investment objectives will be changed by the Board to the single objective of seeking high total return and the Fund's name will change to an appropriate name as determined by the Board. To achieve that objective, the Fund may invest its assets during the Post-Warranty Period primarily in shares of the
Underlying Fund, futures contracts on the S&P 500 Index, common stocks of U.S.
companies of different capitalization ranges, and debt securities, such as bonds and debentures. The Manager will sell a portfolio security during the
Post-Warranty Period if it determines that the security will not provide the return anticipated. During the Post-Warranty Period, the Fund's shares will be offered on a continuous basis. Shareholders will not have the benefit of the
Financial Warranty during the Post-Warranty Period.

---------------------------------------------------------------------------------
An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency or any person.
---------------------------------------------------------------------------------

The Fund's Past Performance

Because  the Fund has not  commenced  operations,  there is no prior  performance information.  Please  remember  that  the  Fund  is  intended  to be a  long-term
investment  and  that   performance   results  are  historical,   and  that  past
performance  (particularly  over a short-term period) is not predictive of future results.

Fees and Expenses of the Fund

The Fund pays a variety of expenses directly for management of its assets, administration, distribution of its shares and other services and for the
Financial Warranty. Those expenses are subtracted from the Fund's assets to calculate the Fund's net asset value per share. All shareholders therefore pay those expenses indirectly. The fees for the Fund may be higher than fees paid by other mutual funds which do not offer principal protection. During its latest fiscal year, Class Y shares of the Underlying Fund were charged a management fee of 0.46% and other expenses equal to 0.41%, amounting to total annual operating expenses of 0.87%. While the Fund will indirectly bear its pro-rata share of the expenses of the Underlying Fund, the Manager will reimburse the Fund for the full amount of those expenses indirectly incurred.
Therefore, shareholders will not bear any expenses of the Underlying Fund by investing in shares of this Fund. Shareholders pay other expenses directly, such as sales charges and account transaction charges. The following tables are meant to help you understand the fees and expenses you may pay if you buy and hold shares of the Fund. "Other Expenses" are based on the Fund's anticipated expenses during its first fiscal year.

Shareholder Fees (charges paid directly from your investment):
-----------------------------------------------------------------------------
                                        Class A  Class B   Class C  Class N
                                         Shares   Shares    Shares   Shares
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Maximum Sales Charge (Load) on
purchases (as % of offering price)       5.75%     None      None     None
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Maximum Deferred Sales Charge (Load)
(as % of the lower of the original
offering                                 None1      5%2      1%3      1%4
price or redemption proceeds)
-----------------------------------------------------------------------------

Annual Fund Operating Expenses (deducted from Fund assets):
(% of average daily net assets)4
-----------------------------------------------------------------------------

                                        Class A  Class B   Class C  Class N
                                         Shares   Shares6   Shares   Shares

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Management Fees5                         0.50%     0.50%    0.50%    0.50%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Distribution and/or Service (12b-1)      0.25%     1.00%    1.00%    0.50%
Fees
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Other Expenses                          0.5075%   0.5075%   0.75%    0.75%

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Total Annual Operating Expenses7         1.50%     2.25%    2.25%    1.75%

-----------------------------------------------------------------------------

Expenses may vary in future years. "Other Expenses" include transfer agent fees, custodial fees, the Warranty Agreement fee of 0.60% of average daily net assets of the Fund, and accounting and legal expenses that the Fund pays. The
Transfer Agent has voluntarily undertaken to the Fund to limit the transfer agent fees to 0.35% of average daily net assets per fiscal year for each class.
That voluntary undertaking may be amended or terminated at any time without notice to shareholders.

1. A contingent  deferred  sales charge may apply to  redemptions  of investments of $1  million  or more of Class A  shares.  See "How Can You Buy Class A Shares"
for details.
2. Applies to redemptions in first year after purchase.  The contingent  deferred sales  charge  gradually  declines  from 5% to 1% in years one through six and is eliminated after that.
3. Applies to shares redeemed within 12 months of purchase.

4. A  contingent  deferred  sales  charge  applies to shares  redeemed  within 18 months of the retirement plan's first purchase of Class N shares.
5. The Manager has voluntarily undertaken to waive its management fee and assume all expenses of the Fund, with the exception of the 12b-1 fee, during the Offering Period. The Manager may amend or terminate that voluntary undertaking at any time with notice to shareholders. "Management Fees" in the table above reflect the maximum annual management fee rate under the investment advisory agreement. During the Warranty Period, the management fees shall be
0.40% of average annual net assets of the Fund in any month following a month where the Fund's investment in equity securities is, on average, less than 10%
of net assets. If the Fund becomes completely and irreversibly invested in the debt portfolio, the Management Fees will be 0.25% for the remainder of the
Warranty Period.
6. Class B shares automatically convert to Class A shares 90 months after purchase.  As of January 1, 2010, the Distribution and Service (12b-1) fees for
Class B shares will be reduced to 0.25%.

7. The  Manager has  contractually  agreed to reduce its  management  fee for the remainder  of the Warranty  Period in the event that the Fund becomes  completely and  irreversibly  invested in the debt portfolio to the extent necessary so that total  annual  operating  expenses  of the Fund are  limited to 1.30% for Class A shares,  2.05% for Class B shares,  2.05% for Class C shares  and 1.55% for Class
N shares.  Those expense  limitations do not include  Extraordinary  Expenses and other  expenses  not  incurred  in the  ordinary  course of the Fund's  business.
However,  if this  reduction in the  management  fee is not  sufficient to reduce total annual operating  expenses to these limits,  the Manager is not required to subsidize  Fund expenses to assure that  expenses do not exceed those limits.  If the  Fund's  annual  operating  expenses  exceed  those  limits  while the Fund's assets are  completely  and  irreversibly  allocated to the debt  portfolio,  the
Warranty  Amount  will be reduced by the portion of the Fund's  annual  operating expenses that exceed those limits.  Additionally,  if the Fund becomes completely and  irreversibly  invested in the debt  portfolio,  the  Warranty Fee payable by the Fund to the Warranty  Provider under the Warranty  Agreement will decrease to
0.35% per annum.  In the event the Fund's assets are completely and  irreversibly allocated to the debt portfolio,  the Fund's  Management Fees, Other Expenses and
Total Annual Operating Expenses  (Distribution  and/or Service (12b-1) Fees would remain the same as shown above) would be estimated as follows:

----------------------------------------------------------------------
                               Class A   Class B  Class C   Class N
                                Shares    Shares   Shares    Shares
----------------------------------------------------------------------
----------------------------------------------------------------------

Management Fees                  0.25%   250.25%   250.25%   250.25%

----------------------------------------------------------------------
----------------------------------------------------------------------
Distribution and/or Service      0.25%    1.00%     1.00%     0.50%
(12b-1) Fees
----------------------------------------------------------------------
----------------------------------------------------------------------

Other Expenses                   0.50%    0.50%     0.50%     0.50%

----------------------------------------------------------------------
----------------------------------------------------------------------

Total Annual Operating           1.00%   1.751.75%75%1.75%  75%1.25%
Expenses

----------------------------------------------------------------------

EXAMPLES. The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples are based on the Total Annual Operating Expenses shown in the table above, and assume that you invest $10,000 in a class of shares of the Fund for the time periods indicated and reinvest your dividends and distributions.

      The first example assumes that you redeem all of your shares at the end of those periods. The second example assumes that you keep your shares. Both examples also assume that your investment has a 5% return each year and that the class's operating expenses remain the same. Your actual costs may be higher or lower because expenses will vary over time. Based on these assumptions your expenses would be as follows:

-----------------------------------------------------------

If shares are redeemed:            1 Year       3 Years

-----------------------------------------------------------
-----------------------------------------------------------

Class A Shares                      $719        $1,022

-----------------------------------------------------------
-----------------------------------------------------------

Class B Shares                      $728        $1,003

-----------------------------------------------------------
-----------------------------------------------------------

Class C Shares                      $328         $703

-----------------------------------------------------------
-----------------------------------------------------------

Class N Shares                      $278         $551

-----------------------------------------------------------

-----------------------------------------------------------
If shares are not redeemed:        1 Year       3 Years
-----------------------------------------------------------
-----------------------------------------------------------

Class A Shares                      $719        $1,022

-----------------------------------------------------------
-----------------------------------------------------------

Class B Shares                      $228         $703

-----------------------------------------------------------
-----------------------------------------------------------

Class C Shares                      $228         $703

-----------------------------------------------------------
-----------------------------------------------------------

Class N Shares                      $178         $551

-----------------------------------------------------------

In the first example, expenses include the initial sales charge for Class A and the applicable Class B, Class C or Class N contingent deferred sales charges.
In the second example, the Class A expenses include the sales charge, but Class
B, Class C and Class N expenses do not include the contingent deferred sales charges.

About the Fund's Investments

THE FUND'S PRINCIPAL INVESTMENT POLICIES AND RISKS. The allocation of the
Fund's assets among the debt portfolio and the equity portfolio will vary over time based upon the Warranty Formula, which is a mathematical formula intended to allow the Fund to have a net asset value on the Maturity Date at least equal to the Warranty Amount. The Statement of Additional Information contains more detailed information about the Fund's investment policies and risks.

Investment in Shares of Oppenheimer Main Street Fund. The Fund may invest most of the equity portfolio in Class Y shares of Oppenheimer Main Street Fund (the
"Underlying Fund"). The Underlying Fund seeks high total return, by investing mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large capitalization issuers. It also can buy debt securities, such as bonds and debentures but does not currently emphasize these investments. The portfolio managers of the Underlying Fund use a variety of proprietary quantitative models to rank stocks on the basis of valuation, momentum and investor psychology, fundamental research about particular industries and individual judgment. While this process and the inter-relationship of the factors used may change over time and its implementation may vary in particular cases, in general the selection process currently involves the use of:

   o  Multi-factor  quantitative  models:  These  include  a group of  "top-down"
      models  that  analyze  data such as  relative  valuations,  relative  price trends,  interest  rates  and the  shape of the  yield  curve.  These  help
      direct  portfolio  emphasis  by  market  capitalization   (small,  mid,  or
      large),  industries,  and value or growth  styles.  A group of "bottom  up"
      models  helps  to  rank  stocks  in a  universe  typically  including  3000 stocks,  selecting  stocks for relative  attractiveness  by analyzing stock and company characteristics.
   o  Fundamental research: The portfolio managers use internal research and analysis by other market analysts, with emphasis on current company news and industry-related events.
   o  Judgment: The Underlying Fund's portfolio is then continuously rebalanced by the portfolio managers, using the tools described above.

      The portfolio managers of the Underlying Fund emphasize wide diversification. The allocation of the Underlying Fund's portfolio among different investments will vary over time based upon the Manager's evaluation of economic and market trends. The Underlying Fund's portfolio might not always include all of the different types of investments described below.

Stock Investments. The Underlying Fund currently invests mainly in common stocks. The Underlying Fund currently focuses on securities of issuers that have large capitalizations. Historically their stock prices have tended to be less volatile than securities of smaller issuers. However, the Underlying Fund can buy stocks of issuers in all capitalization ranges. "Capitalization" refers to the market value of all of the issuer's outstanding common stock.

Debt Securities. The mix of equities and debt securities in the Underlying
      Fund's portfolio will vary over time depending on the Manager's judgment about market and economic conditions. The Underlying Fund currently does not emphasize investment in debt securities. The Underlying Fund's investments in debt securities can include securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, and foreign and domestic corporate bonds, notes and debentures.
      Securities issued by government-sponsored enterprises, such as the
      Federal Home Loan Mortgage Corporation, the Federal National Mortgage
      Association and the Federal Home Loan Bonds, are neither guaranteed nor insured by the U.S. government and thus may experience greater credit risk than other types of U.S. government securities. They may be selected for their income possibilities, for liquidity and to help cushion fluctuations in the Underlying Fund's net asset values.
      The debt securities the Underlying Fund buys may be rated by nationally recognized rating organizations such as Moody's Investors Service, Inc.
      or Standard & Poor's Rating Service or they may be unrated securities assigned a comparable rating by the Manager.

o     Special Credit Risks of Lower-Grade Securities. The Underlying Fund can
      invest up to 25% of its total assets in "lower-grade" securities commonly known as "junk bonds." These are securities rated below "Baa" by Moody's
      Investors Service, Inc. or "BBB" by Standard & Poors Ratings Service or
      having similar ratings by other ratings organizations, or if unrated, assigned a comparable rating by the Manager. However, the Underlying Fund currently does not intend to invest more than 10% of its assets in lower-grade securities and cannot invest more than 10% of its total assets in lower-grade securities that are not convertible.
      Debt securities below investment grade, whether rated or unrated, have greater risks than investment-grade securities. There may be less of a market for them and therefore they may be harder to sell at an acceptable price. There is a relatively greater possibility that the issuer's earnings may be insufficient to make the payments of interest and principal when due. These risks mean that the Underlying Fund's net asset value per share could be affected by declines in value of these securities.

Risks of Foreign Investing. The Underlying Fund can buy securities of companies or governments in any country, developed or underdeveloped. While there is no limit on the amount of the Underlying Fund's assets that may be invested in foreign securities, the Manager does not currently plan to invest significant amounts of the Underlying Fund's assets in foreign securities. While foreign securities offer special investment opportunities, there are also special risks, such as the effects of a change in value of a foreign currency against the U.S. dollar, which will result in a change in the U.S. dollar value of securities denominated in that foreign currency.  Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. companies are subject. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, delays in settlement of transactions, changes in governmental economic or monetary policy in the U.S. or abroad, or other political and economic factors.

Other Equity Securities. Equity securities include common stocks, as well as
      "equity equivalents" such as preferred stocks and securities convertible into common stock. Preferred stock has a set dividend rate and ranks after bonds and before common stocks in its claim for dividends and on assets if the issuer is liquidated or becomes bankrupt. The Manager considers some convertible securities to be "equity equivalents" because of the conversion feature and in that case their rating has less impact on the investment decision than in the case of debt securities.
Illiquid and Restricted Securities. Investments may be illiquid because they do not have an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933.
      The Underlying Fund will not invest more than 10% of its net assets in illiquid or restricted securities (the Board can increase that limit to
      15%). Certain restricted securities that are eligible for resale to qualified institutional purchasers are not subject to that limit. The
      Manager monitors holdings of illiquid securities on an ongoing basis to determine whether to sell any holdings to maintain adequate liquidity.
Derivative Investments. The Underlying Fund can invest in a number of different kinds of "derivative" investments. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index.
      In the broadest sense, options, futures contracts, and other hedging instruments the Underlying Fund might use may be considered "derivative"
      investments. The Underlying Fund currently does not use derivatives to a significant degree and is not required to use them in seeking its objective.
      Derivatives have risks. If the issuer of the derivative investment does not pay the amount due, the Underlying Fund can lose money on the investment. The underlying security or investment on which a derivative is based, and the derivative itself, may not perform the way the Manager expected it to. As a result of these risks the Underlying Fund could realize less principal or income from the investment than expected or its hedge might be unsuccessful. As a result, the Underlying Fund's share prices could fall. Certain derivative investments held by the Underlying
      Fund might be illiquid.
   o  Hedging. The Underlying Fund can buy and sell futures contracts, put and call options, forward contracts and options on futures and securities indices. These are all referred to as "hedging instruments." Some of these strategies would hedge the Underlying Fund's portfolio against price fluctuations. Other hedging strategies, such as buying futures and call options, would tend to increase the Underlying Fund's exposure to the securities market.
      There are also special risks in particular hedging strategies. Options trading involves the payment of premiums and can increase portfolio turnover. If the Manager used a hedging instrument at the wrong time or judged market conditions incorrectly, the strategy could reduce the
      Underlying Fund's return.

Temporary Defensive and Interim Investments. In times of unstable adverse market or economic conditions, the Underlying Fund can invest up to 100%
      of its total assets in temporary defensive investments that are inconsistent with its principal investment strategies. Generally, they would be money market instruments, U.S. government securities, highly-rated commercial paper, or repurchase agreements. The Underlying
      Fund may also hold these types of securities pending the investment of proceeds from the sale of Underlying Fund shares or portfolio securities or to meet anticipated redemptions of Underlying Fund shares. To the extent the Underlying Fund invests defensively in these securities, it may not achieve its investment objective.

      For more information about the types of securities the Underlying Fund may invest in, you can request a prospectus of Oppenheimer Main Street
      Fund by calling the toll-free number listed on the back cover of this prospectus.

Investment in Futures Contracts. Under normal circumstances, at least 15%, and up to 30%, of the equity portfolio's net assets may be invested in futures contracts to maintain liquidity to meet shareholder redemptions and minimize trading costs. The Fund may only invest in futures contracts on the S&P 500
Index generally maturing within 4 months. The S&P 500 Index assigns relative values to the common stocks included in the index and its value fluctuates in response to the changes in value of the underlying stocks. A stock index cannot be purchased or sold directly. Financial futures are contracts based on the future value of  the basket of securities that comprise the index. These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction. There is no delivery made of the underlying securities to settle the futures obligation. Either party may also settle the transaction by entering into an offsetting contract. The Fund seeks to maintain a position in futures contracts on the S&P 500 Index sufficient to allow the
Fund to increase or decrease the percentage of the Fund's assets invested in the equity portfolio as permitted by the Warranty Agreement with minimal impact on the trading activities of the Underlying Fund.

Investment In Debt Securities. As stated above, during the Offering Period the
Fund will invest in short-term debt securities. During the Warranty Period the
Fund will invest a portion of its assets, and in certain circumstances the Fund may invest all of its assets, in U.S. government securities having a maturity approximately equal to the period remaining in the Warranty Period.

U.S. government Securities. U.S. government securities the Fund buys will consist of non-callable general obligations of the U.S. Treasury backed by the full faith and credit of the U.S. government.

o     U.S. Treasury Obligations. These include Treasury bills (having maturities of one year or less when issued), Treasury notes (having maturities of more than one year and up to ten years when issued), and
      Treasury bonds (having maturities of more than ten years when issued).
      Treasury securities are backed by the full faith and credit of the United
      States as to timely payments of interest and repayments of principal. The
      Fund can buy U. S. Treasury securities that have been "stripped" of their coupons and zero-coupon securities described below.

Zero-Coupon Securities. Some of the debt securities the Fund buys are zero-coupon bonds that pay no interest. The Fund can invest up to 100% of its assets in zero-coupon U.S. government securities. They are issued at a substantial discount from their face value. Because zero-coupon securities have no reinvestment risk if held to maturity, they are more appropriate than coupon-paying securities for seeking to ensure that the
      Fund has a certain amount of assets at the end of a set period of time.
      Zero-coupon securities are subject to greater fluctuations in price from interest rate changes than typical debt securities that pay interest on a regular basis. The Fund may have to pay out the imputed income on zero-coupon securities without receiving the cash currently. The Fund will not purchase zero coupon securities in the form of collateralized mortgage obligations.
Short-Term Debt Securities. The Fund can buy high-quality, short-term money market instruments, including obligations of the U.S. government, and certain short-term demand and time deposits in, certificates of deposit of and bankers' acceptances issued by certain U.S. depository institutions or trust companies, and certain commercial paper having a maturity of not more than 180 days, which are short-term, negotiable promissory notes of companies. Because these instruments tend to offer lower yields than other debt securities, the Fund ordinarily uses them for liquidity and cash management purposes or for defensive purposes when market conditions are unstable.

Portfolio Turnover. The Fund can engage in active and frequent trading to try to achieve its objective, and will likely have a high portfolio turnover rate. Portfolio turnover increases the Fund's transaction costs. However, most of the Fund's portfolio transactions are principal trades that do not entail brokerage fees. If the Fund realizes capital gains when it sells its portfolio investments, it must generally pay those gains out to shareholders, increasing their taxable distributions.

Asset allocation. The Manager allocates the Fund's assets between the equity portfolio (shares of the Underlying Fund and futures contracts on the S&P 500
Index) and the debt portfolio (primarily zero coupon U.S. government securities) based upon the Warranty Formula. The Manager evaluates the relative allocation between the equity portfolio and debt portfolio daily and makes any necessary adjustments to the Fund's portfolio. The Warranty Formula may allocate between 0% to 100% of the Fund's assets to the equity portfolio.
However, at the Fund's commencement of operations following the Offering
Period, it is anticipated that approximately 40% to 60% of the Fund's assets will be allocated to the equity portfolio. The allocation during the Warranty
Period will fluctuate in response to changes in the securities markets. Factors reflected in the asset allocation methodology include, but are not limited to:
o     The market value of the Fund's assets as compared to the Warranty Amount
o     The prevailing level of interest rates
o     Equity market volatility
o     The length of time remaining until the Maturity Date

      Under the terms of the Warranty Agreement, the Fund may be required in certain limited circumstances, including a material decline in the value of the
Fund's assets relative to the Warranty Amount or a breach by the Fund or the
Manager of its obligations under the Warranty Agreement, to invest all or a substantial portion of its assets in U.S. government securities (as well as cash and cash equivalents to the extent necessary to meet redemption requests and Fund expenses) or in zero coupon U.S. government securities (and cash or cash equivalents to the extent necessary to meet redemption requests and Fund expenses).

      Specifically, situations where the Warranty Provider can require the Fund to invest all of its assets in the debt portfolio include:
o     if the Fund issues additional shares during the Warranty Period in violation of the Warranty Agreement;

o     if the Fund invests in securities other than as permitted in this
            Prospectus or uses leverage in violation of the Financial Warranty
            Agreement;

o     if the Fund's investment in the equity portfolio on any given day exceeds certain limitations as established by, or fails to allocate assets pursuant to, the Warranty Formula;
o     if the Fund fails to comply with the expense limitations imposed on the
            Fund if it is required to invest completely and irreversibly in the debt portfolio;
o     if the Fund fails to pay the Warranty Agreement fee when due;
o     if the investment advisory agreement with the Manager is terminated and the successor investment adviser is not acceptable to the Warranty
            Provider;
o     if the Manager fails to manage the Fund in accordance with its objectives, policies and strategies;
o     if the Manager or the Fund's custodian fail to provide the Warranty
            Provider with certain information necessary for it to monitor the
            Fund's compliance with the Warranty Agreement;
o     if representations or warranties made by the Manager or the Fund in certain agreements and documents were incorrect or misleading when made;
o     if the Manager, the Fund or the custodian fails to perform any obligation or breaches any covenant under the Warranty Agreement or other related agreements and such failure could have an adverse effect on the Warranty Provider (including a change to the Fund's investment objective or any material change to the Fund's investment policies or strategies without the Warranty Provider's prior written consent, even where such change is in the Fund's and the
            shareholders' best interest);
o     if the commencement of any proceeding in a federal, state or local court which if adversely determined, could have an adverse effect on the
            Manager or the Fund;
o     if an action or proceeding is commenced to place the Fund or the Manager in receivership or bankruptcy; or
o     if any governmental or regulatory action limits, suspends, or terminates the rights, privileges or operation of the Manager or the Fund that could adversely affect the Manager or the Fund.

      Under the Warranty Agreement, the Fund is also required to satisfy certain risk management requirements, which will also restrict the manner in which the Fund may invest its assets. The Fund's holdings of cash and cash equivalents will generally be limited to an amount necessary to meet anticipated expenses and redemptions.

      The Warranty Formula may require the Fund to have a higher portfolio turnover rate as compared to other mutual funds.

The Warranty Agreement and the Financial Warranty. The Fund has entered into the Warranty Agreement to help make sure that on the Maturity Date, each shareholder will be entitled to redeem his or her shares for an amount not less than the Warranty Amount, i.e., the initial value of that shareholder's account on the second business day after the end of the Offering Period (including any net income earned by the Fund during the Offering Period and the two business days subsequent thereto, but reduced by any adjustments the Warranty Provider is permitted to make under the Warranty Agreement and less sales charges and
Extraordinary Expenses and a proportionate reduction for dividends and distributions paid in cash and shares redeemed). Certain calculations under the
Warranty Agreement (including the calculation of any shortfall) will be performed by an affiliate of the Warranty Provider as calculation agent.

      The Warranty Agreement requires the Manager to comply with certain agreed upon investment parameters in an attempt to limit the Fund's risk. These investment parameters are designed to reduce, but do not eliminate, the risk that the Fund's assets will be insufficient to allow the Fund to redeem shares at not less than the Warranty Amount on the Maturity Date. If the Fund fails to comply with the agreed-upon investment parameters or otherwise fails to comply with certain requirements set forth in the Warranty Agreement, the Warranty
Provider may terminate its Financial Warranty in certain limited circumstances.
If the Fund receives notice of termination from the Warranty Provider, the Fund will promptly notify shareholders of such termination.

      These additional circumstances include:
o     if the Fund liquidates, is merged, reorganizes or sells all or substantially all of its assets;
o     if the Manager ceases to be the adviser of the Fund and any successor adviser is not acceptable to the Warranty Provider;
o     if under the terms of the Warranty Agreement, the Manager or the custodian is required to allocate all of the Fund's assets to the debt portfolio and fails to do so within a reasonable time;
o     if the custodian agreement is amended so that the custodian or successor custodian is no longer obligated or does not agree to provide the
      Warranty Provider with certain information regarding the Fund's portfolio as required by the Warranty Agreement;
o     if the conditions precedent to the Warranty Provider's issuance of the
      Financial Warranty have not been met under the terms of the Warranty
      Agreement;
o     if the Manager fails to pay to the Warranty Provider a shortfall amount resulting from the negligence, recklessness, bad faith, willful misconduct or fraud of the Manager;
o     a determination of negligence, recklessness, fraud, bad faith or willful misconduct on the part of the Manager or the Fund under the Warranty
      Agreement and related agreements by a court of competent jurisdiction or a board of arbitration;
o     if the Manager fails to provide the Warranty Provider with information regarding the Underlying Fund in certain circumstances;
o     if the Manager does not manage the assets of the Fund in accordance with the Fund's objective, policies and strategies;
o     if the Trust establishes another series other than this Fund during the
      Warranty Period; or
o     if the Manager fails to provide certain instructions and information to, and cooperate with, the custodian in the event that the Warranty Provider has exercised its right to deliver pre-signed instructions from the
      Manager to the custodian instructing the custodian to invest all of the
      Fund's assets in the debt portfolio.

      The Warranty Provider (or its affiliate) may monitor the Fund's compliance with the Warranty Agreement solely to protect the interests of the
Warranty Provider and not the Fund's shareholders. In monitoring the Fund's compliance, the Warranty Provider (or its affiliate) will rely predominantly on information provided by the Fund, the Manager and the Fund's custodian.

      The Warranty Provider may terminate the Warranty Agreement prior to the
Warranty Period if the Fund's net assets at the end of the Offering Period are less than $90 million. The Fund and the Manager may terminate the Warranty
Agreement if the Warranty Provider becomes insolvent or if the Warranty
Provider ceases to be "well capitalized" within the meaning of the capital maintenance regulations of the Federal Deposit Insurance Corporation.

      The Fund will pay to the Warranty Provider, under the Warranty Agreement, an annual fee equal to 0.60% of the average daily net assets of the Fund during the Warranty Period. If the Fund is required to make a complete and irreversible allocation of its assets to the debt portfolio, the Warranty fee will thereafter be reduced to 0.35% of the average daily net assets of the
Fund. If the value of the Fund's assets on the Maturity Date is insufficient to result in the value of each shareholder's account being at least equal to his or her Warranty Amount (a "Shortfall"), the Warranty Provider will pay to the
Fund an amount sufficient to make sure that each shareholder's account can be redeemed on the Maturity Date for an amount equal to his or her Warranty
Amount. The amount of any Shortfall required to be paid by the Warranty
Provider will be less if the Warranty Amount is reduced. The Warranty Amount will be reduced by (i) the amount of any dividends and distributions taken in cash rather than reinvested in additional shares of the Fund; (ii) the value of any shares redeemed; (iii) the shareholder's pro rata portion of the amount of any Extraordinary Expenses or any expenses incurred by the Fund in excess of the expense limits described under "Warranty Period" on page 11; (iv) the shareholder's pro rata portion of the value of any shares issued by the Fund during the Warranty Period other than in connection with the reinvestment of dividends and distributions; (v) the amount of any increase in the Warranty
Amount per share as a result of changes in accounting practices for the Fund, corporate actions or certain other events; and (vi) if the Manager is required to make payments under the Warranty Agreement in certain instances and the
Manager fails to do so in a timely manner, the amount of the payments the
Manager failed to make (on a pro rata basis).

      A shareholder's ability to receive his or her Warranty Amount depends on the financial condition of the Warranty Provider. If the Warranty Provider becomes insolvent or its credit deteriorates substantially, payment under the
Financial Warranty may not be made or may become unlikely. In such event, the
Board could take a variety of actions, including replacing the Financial
Warranty or liquidation of the Fund. In such circumstances, shareholders could suffer a loss of principal. The Board is under no obligation to replace the
Financial Warranty. If it does so, the fee charged by any replacement warranty provider may be higher or lower than the fee charged by Merrill Lynch Bank USA.
If the Board were to determine that liquidation of the Fund during the Warranty
Period is in the shareholders' best interests, the Warranty Agreement would automatically terminate upon such liquidation and the Warranty Provider would have no obligations to make a payment to the Fund. In that event neither the
Manager nor any other person would be liable to make a payment to the Fund to provide shareholders with their Warranty Amount. Upon liquidation, shareholders would receive the then-current net asset value of their Fund account, which may be less than the Warranty Amount they would have received on the Maturity Date.

      The Warranty Agreement may be amended with the prior consent of the
Warranty Provider, the Fund and the Manager. Therefore, material changes to the
Warranty Agreement may be made without shareholder approval, even to the extent such change could have a direct or indirect impact on a shareholder's investment in the Fund. Any material amendments to the Warranty Agreement will be disclosed in amendments to this prospectus.

      The Fund will provide you with a copy of the most recent audited annual or unaudited quarterly financial statements of the Warranty Provider, free of charge, upon your request. To receive a copy of these financial statements please contact the Fund at the telephone number or write to the Fund at the address shown on the outside back cover of this Prospectus.

CAN THE FUND'S INVESTMENT OBJECTIVE AND POLICIES CHANGE? The Fund's Board of
Trustees can change non-fundamental investment policies without shareholder approval, although significant changes will be described in amendments to this
Prospectus. Fundamental policies cannot be changed without the approval of a majority of the Fund's outstanding voting shares. The Fund's investment objective is a fundamental policy. Other investment restrictions that are fundamental policies are listed in the Statement of Additional Information. An investment policy is not fundamental unless this Prospectus or the Statement of
Additional Information says that it is.

How is the Warranty Amount Determined?

Example.*Assume you have $20,000 to invest in Fund shares. Assume that you decided to purchase Class A shares and the public offering price is $10.61 per share (initial net asset value of $10.00 per share plus a sales load of 5.75%).
After deducting your sales load of 5.75%,
$18,850.14 will be invested in Fund shares and you will have 1,885.01 shares in your account. Your initial Warranty Amount will be $18,850.14.
* Figures used in the example have been rounded to the nearest hundredth.

The full amount of your investment will not receive the benefit of the
Financial Warranty. Rather, the Financial Warranty protects only the amount invested, as reduced by any adjustments to the Warranty Amount by the Warranty
Provider permitted under the Warranty Agreement and less any sales charges and your proportionate share of certain Extraordinary Expenses, and reduced proportionately for any dividends paid in cash or redemption of shares.

Redemption of shares during the Warranty Period will decrease the Warranty
Amount to which a shareholder is entitled. If a shareholder redeems shares in the Fund, he or she will then hold fewer shares at the then-current Warranty
Amount per share, thereby reducing the overall Warranty Amount for the shareholder. A redemption made from the Fund prior to the Maturity Date will be made at the Fund's then-current net asset value per share, less any applicable deferred sales charge, which may be higher or lower than the Warranty Amount per share.

The Warranty Amount per share will decline as dividends and distributions are made to shareholders. If a shareholder automatically reinvests dividends and distributions in additional shares of the Fund, the shareholder's total
Warranty Amount will remain the same because he or she will hold a greater number of shares at a reduced Warranty Amount per share following payment of a dividend or distribution. The result is to preserve the total Warranty Amount to which he or she was entitled before the dividend or distribution was made.
If a shareholder elects to receive any dividends or distributions in cash, however, he or she will hold the original number of shares at the reduced
Warranty Amount per share following payment of a dividend or distribution. This will reduce the Warranty Amount to which such shareholder was entitled before the dividend or distribution was made.

Example 1. Assume you reinvest your dividends and distributions. The number of shares you own in the Fund will increase at each date on which a dividend or distribution is effective. Although the number of shares in your account increases, and the Warranty Amount per share decreases, your overall Warranty
Amount does not change. Using our example, assume it is now December 30, 2004 and the Fund makes effective a dividend of $0.15 per share. Also, assume that the net asset value is $11.25 per share at the end of the day on December 30,
2005.

      To recalculate your Warranty Amount per share:
1.    Determine the value of your dividend. Your total dividend will equal the per share dividend multiplied by the number of shares you own the day before the dividend is declared. In our example, we will multiply
         1,885.01 shares by $0.15 per share to arrive at $282.75.
2.    Determine the number of shares that will get added to your account when your dividend is reinvested. Your additional shares equal the value of your dividend divided by the ending net asset value per share on the day the dividend was declared. In our case, $282.75 divided by $11.25 equals 25.13 additional shares.
3.    Adjust your account for your additional shares. Add 1,885.01 and 25.13 to arrive at your new share balance of 1,910.14.
4.    Determine your new Warranty Amount per share. Take your original Warranty
         Amount and divide by your new share balance. Using our example, divide
         $18,850.14 by 1,910.14 shares to arrive at the new Warranty Amount per share of $9.87.
5.    Your Warranty Amount still equals $18,850.14.

      If you do not reinvest your dividends and distributions in additional shares of the Fund, your Warranty Amount will be reduced with the same effect as if you had reinvested such dividends and distributions and then immediately redeemed them.

Example 2. Assume you elect to receive Fund dividends and distributions in cash. On each date on which a dividend or distribution is effective, the number of shares you own in the Fund will remain the same and the Warranty Amount per share will decrease resulting in your overall Warranty Amount declining. Using our example, assume it is now December 30, 2005 and the Fund makes effective a dividend of $0.15 per share. Also assume that the net asset value is $11.25 per share at the end of the day on December 30, 2005.

      To recalculate your Warranty Amount per share:
1.    Determine the value of your dividend. Your total dividend will equal the per share dividend multiplied by the number of shares you own the day before the dividend is declared. In our example, we multiply 1,885.01 shares by $0.15 per share to arrive at $282.75. If you reinvested the distribution, you would have received 25.13 additional shares for a total of 1,910.14 shares. However, because you will receive this amount in cash rather than additional Fund shares, the number of Fund shares you own remains at 1,885.01.

2.    Determine your new Warranty Amount per share. Take your original Warranty
         Amount and divide by the number of shares you would have had if you reinvested the distribution. Using our example, divide $18,850.14 by
         1,910.14 shares to arrive at $9.87 per share.

3.    Multiply $9.87 by the number of shares you actually own (1,885.01) to arrive at your new Warranty Amount of $18,605.05.

      Although shareholders can perform this calculation themselves, the Fund will recalculate the Warranty Amount per share whenever the Fund declares a dividend or makes a distribution. It is possible that the Fund's calculations may differ from a shareholder's calculation, for example, because of rounding or the number of decimal places used. In each case, the Fund's calculations will control.

      See "Dividends, Capital Gains and Taxes" for additional details regarding the Financial Warranty.

How the Fund is Managed

THE MANAGER. The Manager serves as Investment Adviser to the Fund and to the
Underlying Fund. The Manager chooses the Fund's investments and handles its day-to-day business. The Manager carries out its duties with respect to each
Fund, subject to the policies established by the Fund's Board of Trustees, under an investment advisory agreement that states the Manager's responsibilities. The agreement sets the fees the Fund pays to the Manager and describes the expenses that the Fund is responsible to pay to conduct its business.

      The Manager has been an investment advisor since January 1960. The
Manager and its subsidiaries and controlled affiliates managed more than $155 billion in assets as of March 31, 2004, including other Oppenheimer funds, with more than 7 million shareholder accounts. The Manager is located at Two World
Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10281-1008.

Portfolio Managers. Angelo Manioudakis and other investment professionals selected from the Manager's high-grade team in its fixed-income department are primarily responsible for the day-to-day management of the
      Fund's fixed-income portfolio. Rudi Schadt and other members of the
      Manager's risk management department are primarily responsible for the allocation of the Fund's assets between shares of Oppenheimer Main Street
      Fund, futures contracts and debt securities. Messrs.Mr. Manioudakis are is a Vice President of the Fund and Senior Vice President of the Manager.
      Prior to joining the Manager in April 2002, Mr. Manioudakis was a portfolio Manager at Morgan Stanley Investment Management (since August
      1993).).  Mr. Schadt is a Vice President, Director of Research, Product
      Design and Risk Management of the Manager.  Prior to joining the Manager in February 2002, Mr. Schadt was a Director and Senior Quantitative
      Analyst at UBS Asset Management from 2000 to 2001.  Prior to that he was an Associate Director and Senior Researcher (from 1997) at State Street
      Global Investors

Advisory Fees. Under the investment advisory agreement, the Fund pays the
      Manager a management fee at an annual rate of 0.50% per annum of the average annual net assets of the Fund. That fee will apply during the
      Warranty Period and the Post-Warranty Period. The management fee shall be reduced to 0.40% per annum of average annual net assets of the Fund in any month during the Warranty Period following a month where the Fund's investment in equity securities is, on average, less than 10% of net assets. If during the Warranty Period 100% of the Fund's assets are completely and irreversibly invested in the debt portfolio, the management fee will be at an annual rate of 0.25% of the average annual net assets of the Fund, and if that occurs the Manager will further reduce its management fee to the extent necessary so that total annual operating expenses of the Fund (other than Extraordinary Expenses such as litigation costs) do not exceed 1.30% for Class A shares, 2.05% for Class
      B shares, 2.05% for Class C shares and 1.55% for Class N shares. However, if this reduction in the management fee is not sufficient to reduce total annual operating expenses to these limits, the Manager is not required to subsidize Fund expenses to assure that expenses do not exceed those limits. Furthermore, if expenses exceed these expense limits, the
      Warranty Amount will be reduced by any expenses that exceed those limits.
      The Manager has voluntarily agreed to waive its management fee during the
      Offering Period.

ABOUT your account

How to Buy Shares

HOW DO YOU BUY SHARES DURING THE OFFERING PERIOD? Shares of the Fund may only be purchased during the Offering Period which is expected to run from September
13, 2004 through November 30, 2004, unless extended. The Fund reserves the right to extend the Offering Period. You can buy shares several ways, as described below. The Fund's Distributor, OppenheimerFunds Distributor, Inc.,
may appoint servicing agents to accept purchase (and redemption) orders. The
Distributor, in its sole discretion, may reject any purchase order for the
Fund's shares.

Buying Shares Through Your Dealer. You can buy shares through any dealer, broker or financial institution that has a sales agreement with the
      Distributor. Your dealer will place your order with the Distributor on your behalf.
Buying Shares Through the Distributor. Complete an OppenheimerFunds New Account
      Application and return it with a check payable to "OppenheimerFunds
      Distributor, Inc." Mail it to P.O. Box 5270, Denver, Colorado 80217. If
      you don't list a dealer on the application, the Distributor will act as your agent in buying the shares. However, we recommend that you discuss your investment with a financial advisor before you make a purchase to be sure that the Fund is appropriate for you.
o     Paying by Federal Funds Wire. Shares purchased through the Distributor may be paid for by Federal Funds wire. The minimum investment is $5,000,
      $2,500 for retirement plans. Before sending a wire, call the
      Distributor's Wire Department at 1.800.225.5677 to notify the Distributor of the wire and to receive further instructions.
o     Buying Shares Through OppenheimerFunds AccountLink. With AccountLink, you
      pay for shares by electronic funds transfers from your bank account.
      Shares are purchased for your account by a transfer of money from your bank account through the Automated Clearing House (ACH) system. You can provide those instructions by telephone using OppenheimerFunds PhoneLink, described below. Please refer to "PhoneLink," below for more details.
o     You may not purchase additional shares during the Warranty Period other than in connection with the reinvestment of dividends and distributions.

HOW MUCH MUST YOU INVEST? You can buy Fund shares with a minimum investment of
$5,000. Under retirement plans, such as IRAs, pension and profit-sharing plans, the minimum investment is $2,500. The minimum investment requirement does not apply to reinvesting dividends in the Fund.

AT WHAT PRICE ARE SHARES SOLD? Orders to purchase shares must be received no later than November 30, 2004 unless the offering period is extended. The Fund may reject any order to buy shares. Shares will not be offered during the
Warranty Period, except in connection with the reinvestment of dividends and distributions. Selected securities dealers or other financial intermediaries, may directly charge you a processing fee to confirm a purchase. Such processing fee is not included in the Warranty Amount. Shares are sold at their offering price which is the net asset value per share plus any initial sales charge that applies. The offering price that applies to a purchase order is based on the next calculation of the net asset value per share that is made after the
Distributor receives the purchase order at its offices in Colorado, or after any agent appointed by the Distributor receives the order and sends it to the
Distributor.

Net Asset Value. The Fund calculates the net asset value of each class of shares as of the close of The New York Stock Exchange, on each day the
      Exchange is open for trading (referred to in this Prospectus as a
      "regular business day"). The Exchange normally closes at 4:00 P.M.,
      Eastern time, but may close earlier on some days. All references to time in this Prospectus mean "Eastern time."

      The net asset value per share is determined by dividing the value of the
      Fund's net assets attributable to a class by the number of shares of that class that are outstanding. To determine net asset value, the Fund's
      Board of Trustees has established procedures to value the Fund's securities.

      If, after the close of the principal market on which a security held by the Fund is traded, and before the time the Fund's securities are priced that day, an event occurs that the Manager deems likely to cause a material change in the value of such security, the Fund's Board of
      Trustees has authorized the Manager, subject to the Board's review, to ascertain a fair value for such security. A security's valuation may differ depending on the method used for determining value.

The Offering Price. To receive the offering price for a particular day, the
      Distributor or its designated agent must receive your order by the time of day The New York Stock Exchange closes that day. If your order is received on a day when the Exchange is closed or after it has closed, the order will receive the next offering price that is determined after your order is received.

Buying Through a Dealer. If you buy shares through a dealer, your dealer must receive the order by the close of The New York Stock Exchange and transmit it to the Distributor so that it is received no later than the
      Distributor's close of business on November 30, 2004, unless your dealer has made alternative arrangements with the Distributor.

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WHAT CLASSES OF SHARES DOES THE FUND OFFER? The Fund offers investors four different classes of shares. The different classes of shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When you buy shares, be sure to specify the class of shares. If you do not choose a class, your investment will be made in Class A shares.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

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Class A Shares. If you buy Class A shares, you pay an initial sales charge (on investments up to $1 million). The amount of that sales charge will vary depending on the amount you invest. The sales charge rates are listed in
      "How Can You Buy Class A Shares?" below.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Class B Shares. If you buy Class B shares, you pay no sales charge at the time of purchase, but you will pay an annual asset-based sales charge. If you sell your shares within six years of buying them, you will normally pay a contingent deferred sales charge. That contingent deferred sales charge varies depending on how long you own your shares, as described in "How
      Can You Buy Class B Shares?" below. Class B shares automatically convert to Class A shares 90 months after purchase.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Class C Shares. If you buy Class C shares, you pay no sales charge at the time of purchase, but you will pay an annual asset-based sales charge. If you sell your shares within 12 months of buying them, you will normally pay a contingent deferred sales charge of 1.0%, as described in "How Can You
      Buy Class C Shares?" below.
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---------------------------------------------------------------------------------
Class N Shares. If you buy Class N shares (available only through certain retirement plans), you pay no sales charge at the time of purchase, but you will pay an annual asset-based sales charge. If you sell your shares within 18 months of the retirement plan's first purchase of Class N shares, you may pay a contingent deferred sales charge of 1%, as described in "How Can You Buy Class N Shares?" below.
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WHICH CLASS OF SHARES SHOULD YOU CHOOSE? Once you decide that the Fund is an appropriate investment for you, the decision as to which class of shares is best suited to your needs depends on a number of factors that you should discuss with your financial advisor. Some factors to consider are how much you plan to invest and how long you plan to hold your investment. Because the front-end sales charge you pay on the purchase of Class A shares reduces the
Warranty Amount for Class A shareholders, Class A shares will have a lower
Warranty Amount than the Class B or Class C shares. If your goals and objectives change over time, you should re-evaluate those factors to see if you should consider another class of shares. The Fund's operating costs that apply to a class of shares and the effect of the different types of sales charges on your investment will vary your investment results over time.

      The discussion below is not intended to be investment advice or a recommendation, because each investor's financial considerations are different.
The discussion below assumes that you will purchase only one class of shares and not a combination of shares of different classes. Of course, these examples are based on approximations of the effects of current sales charges and expenses projected over time, and do not detail all of the considerations in selecting a class of shares. You should analyze your options carefully with your financial advisor before making that choice.

How Long Do You Expect to Hold Your Investment? While future financial needs cannot be predicted with certainty, knowing how long you expect to hold your investment will assist you in selecting the appropriate class of shares. The Fund is designed for those investors who do not anticipate needing to take dividends and distributions in cash or needing to redeem their shares prior to the Maturity Date. Because of the effect of class-based expenses, your choice will also depend on how much you plan to invest.

      For non-retirement plan investors who invest $1 million or more, in most cases Class A shares will be the most advantageous choice, no matter how long you intend to hold your shares. For that reason, the Distributor normally will not accept purchase orders of $500,000 or more of Class B shares or $1 million or more of Class C shares from a single investor. If you are investing less than $1 million and intend on redeeming your shares on the Maturity Date and do not expect to need access to your money for the seven year Warranty Period, Class B or Class C shares may be more appropriate since the front-end sales charge on purchases of
      Class A shares of less than $1 million reduces the Warranty Amount per share.

Are There  Differences  in Account  Features  That  Matter to You?  Some  account features may not be available  to Class B and Class C  shareholders.  Other features  may not be  advisable  (because  of the effect of the  contingent deferred  sales  charge) for Class B and Class C  shareholders.  Therefore, you should  carefully  review how you plan to use your  investment  account before deciding which class of shares to buy.

      Additionally, the dividends payable to Class B and Class C shareholders will be reduced by the additional expenses borne by those classes that are not borne by Class A shares, such as the Class B and Class C asset-based sales charge described below and in the Statement of
      Additional Information. Share certificates will not be issued for any class of shares of the Fund except for Class A share accounts with a value of $1 million or more. If you are considering using your shares as collateral for a loan, that may be a factor to consider.

How Do Share Classes Affect Payments to Your Broker? A financial advisor may receive different compensation for selling one class of shares than for selling another class. It is important to remember that Class B and Class
      C contingent deferred sales charges and asset-based sales charges have the same purpose as the front-end sales charge on sales of Class A shares: to compensate the Distributor for concessions and expenses it pays to dealers and financial institutions for selling shares. The
      Distributor may pay additional compensation from its own resources to securities dealers or financial institutions based upon the value of shares of the Fund owned by the dealer or financial institution for its own account or for its customers.

SPECIAL SALES CHARGE ARRANGEMENTS AND WAIVERS. Appendix B to the Statement of
Additional Information details the conditions for the waiver of sales charges that apply in certain cases, and the special sales charge rates that apply to purchases of shares of the Fund by certain groups, or under specified retirement plan arrangements or in other special types of transactions. To receive a waiver or special sales charge rate, you must advise the Distributor when purchasing shares or the Transfer Agent when redeeming shares that a special condition applies.

HOW CAN YOU BUY CLASS A SHARES? Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge. However, in some cases, described below, purchases are not subject to an initial sales charge, and the offering price will be the net asset value. In other cases, reduced sales charges may be available, as described below or in the Statement of Additional Information. Out of the amount you invest, the Fund receives the net asset value to invest for your account.

      The sales charge varies depending on the amount of your purchase. A portion of the sales charge may be retained by the Distributor or allocated to your dealer as a concession. The Distributor reserves the right to reallow the entire concession to dealers. The current sales charge rates and concessions paid to dealers and brokers are as follows:

 ------------------------------------------------------------------------------
 Amount of Purchase           Front-End Sales  Front-End Sales
                                Charge As a      Charge As a    Concession As
                               Percentage of  Percentage of Net Percentage of
                              Offering Price   Amount Invested  Offering Price
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 Less than $25,000                 5.75%            6.10%           4.75%
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $25,000 or more but less          5.50%            5.82%           4.75%
 than $50,000
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $50,000 or more but less          4.75%            4.99%           4.00%
 than $100,000
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $100,000 or more but less         3.75%            3.90%           3.00%
 than $250,000
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $250,000 or more but less         2.50%            2.56%           2.00%
 than $500,000
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 $500,000 or more but less         2.00%            2.04%           1.60%
 than $1 million
 ------------------------------------------------------------------------------

Can You Reduce Class A Sales Charges? You may be eligible to buy Class A shares at reduced sales charge rates under the Fund's "Right of Accumulation,"
      as described in "Reduced Sales Charges" in the Statement of Additional
      Information. To receive the reduced sales charge, at the time of your purchase of any Oppenheimer fund shares, you must inform your broker or financial intermediary of any other Oppenheimer funds that you and your spouse own. This includes, for example, investments held in an individual retirement account, or at a broker-dealer or financial intermediary other than the one handling your current purchase. For more complete information about ways to reduce your sales charges, please call the
      Distributor at 1.800.525.7048 or visit the OppenheimerFunds internet website: www.oppenheimerfunds.com.

Class A Contingent Deferred Sales Charge. There is no initial sales charge on purchases of Class A shares of any one or more of the Oppenheimer funds aggregating $1 million or more, or on purchases of Class A shares by certain retirement plans that satisfied certain requirements prior to
      March 1, 2001 ("grandfathered retirement accounts"). However, those Class
      A shares may be subject to a Class A contingent deferred sales charge, as described below. Retirement plans where the plan participant accounts are held in an omnibus account(s) (excluding OppenheimerFunds-sponsored
      Single DB Plus plans) are not permitted to purchase Class A shares subject to a contingent deferred sales charge.

      The Distributor pays dealers of record concessions in an amount equal to
      1.0% of purchases of $1 million or more other than by grandfathered retirement accounts. For grandfathered retirement accounts, the concession is 0.75% of the first $2.5 million of purchases plus 0.25% of purchases in excess of $2.5 million. In either case, the concession will not be paid on purchases of shares by exchange or that were previously subject to a front-end sales charge and dealer concession.

      If you redeem any of those shares within an 18-month "holding period"
      measured from the beginning of the calendar month of their purchase, a contingent deferred sales charge (called the "Class A contingent deferred sales charge") may be deducted from the redemption proceeds. That sales charge will be equal to 1.0% of the lesser of:
o     the aggregate net asset value of the redeemed shares at the time of redemption (excluding shares purchased by reinvestment of dividends or capital gain distributions) or
o     the original net asset value of the redeemed shares.

      The Class A contingent deferred sales charge will not exceed the aggregate amount of the concessions the Distributor paid to your dealer on all purchases of Class A shares of all Oppenheimer funds you made that were subject to the Class A contingent deferred sales charge.

Purchases by Certain Retirement Plans. There is no initial sales charge on purchases of Class A shares of any one or more Oppenheimer funds by retirement plans that have $10 million or more in plan assets and that have entered into a special agreement with the Distributor and by retirement plans which are part of a retirement plan product or platform offered by certain banks, broker-dealers, financial advisors, insurance companies or recordkeepers which have entered into a special agreement with the Distributor. The Distributor currently pays dealers of record concessions in an amount equal to 0.25% of the purchase price of Class A shares by those retirement plans from its own resources at the time of sale, subject to certain exceptions as described in the Statement of
      Additional Information. There is no contingent deferred sales charge upon the redemption of such shares.

HOW CAN YOU BUY CLASS B SHARES? Class B shares are sold at net asset value per share without an initial sales charge. Class B shares cannot be purchased by exchange of Class B shares from another Oppenheimer fund. If Class B shares are redeemed within six years from the beginning of the calendar month of their purchase, a contingent deferred sales charge will be deducted from the redemption proceeds. The Class B contingent deferred sales charge is paid to compensate the Distributor for its expenses of providing distribution-related services to the Fund in connection with the sale of Class B shares.

      The amount of the contingent deferred sales charge will depend on the number of years since you invested and the dollar amount being redeemed, according to the following schedule for the Class B contingent deferred sales charge holding period:

-------------------------------------------------------------------------------
Years Since Beginning of Month in       Contingent Deferred Sales Charge on
Which Purchase Order was Accepted       Redemptions in That Year
                                        (As % of Amount Subject to Charge)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
0 - 1                                   5.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
1 - 2                                   4.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2 - 3                                   3.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3 - 4                                   3.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4 - 5                                   2.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5 - 6                                   1.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
More than 6                             None
-------------------------------------------------------------------------------
In the  table,  a  "year"  is a  12-month  period.  In  applying  the  contingent deferred  sales charge,  all  purchases  are  considered to have been made on the first regular business day of the month in which the purchase was made.

Automatic Conversion of Class B Shares. Class B shares automatically convert to
      Class A shares 90 months after you purchase them. This conversion feature relieves Class B shareholders of the asset-based sales charge that applies to Class B shares under the Class B Distribution and Service
      Plan, described below.  However, as of January 1, 2010, Class B shares will not be charged the 0.75% asset-based sales charge.  The conversion is based on the relative net asset value of the two classes, and no sales load or other charge is imposed. When any Class B shares that you hold convert, any other Class B shares that were acquired by reinvesting dividends and distributions on the converted shares will also convert to
      Class A shares. For further information on the conversion feature and its tax implications, see "Class B Conversion" in the Statement of Additional
      Information.

How Can you Buy Class C Shares? Class C shares are sold at net asset value per share without an initial sales charge. However, if Class C shares are redeemed within a holding period of 12 months from the beginning of the calendar month of their purchase, a contingent deferred sales charge of 1.0% will be deducted from the redemption proceeds. The Class C contingent deferred sales charge is paid to compensate the Distributor for its expenses of providing distribution-related services to the Fund in connection with the sale of Class
C shares.

How Can You Buy Class N Shares? Class N shares are offered only to retirement plans (including 403(b) plans) that purchase $500,000 or more of Class N shares of one or more Oppenheimer funds or through group retirement plans (which do not include 403(b) plans) that have assets of  $500,000 or more or 100 or more eligible participants. See "Availability of Class N shares" in the Statement of
Additional Information for other circumstances where Class N shares are available for purchase.

      A contingent deferred sales charge of 1.0% will be imposed upon the redemption of Class N shares, if:
o     The group retirement plan is terminated or Class N shares of all
         Oppenheimer funds are terminated as an investment option of the plan and Class N shares are redeemed within 18 months after the plan's first purchase of Class N shares of any Oppenheimer fund, or
o     With respect to a 403(b) plan, Class N shares are redeemed within 18 months of the plan's first purchase of Class N shares of any
         Oppenheimer fund.

      Retirement plans that offer Class N shares may impose charges on Plan participant accounts. The procedures for buying, selling, exchanging and transferring the Fund's other classes of shares (other than the time those orders must be received by the Distributor or Transfer Agent in Colorado) and
the special account features applicable to purchasers of those other classes of shares described elsewhere in this prospectus do not apply to Class N shares offered through a group retirement plan. Instructions for buying, selling, exchanging or transferring Class N shares offered through a group retirement plan must be submitted by the Plan, not by Plan participants for whose benefit the shares are held.

DISTRIBUTION AND SERVICE (12b-1) PLANS.

Service Plan for Class A Shares. The Fund has adopted a Service Plan for Class
      A shares. It reimburses the Distributor for a portion of its costs incurred for services provided to accounts that hold Class A shares.
      Reimbursement is made quarterly at an annual rate of up to 0.25% of the average annual net assets of Class A shares of the Fund. The Distributor currently uses all of those fees to pay dealers, brokers, banks and other financial institutions quarterly for providing personal service and maintenance of accounts of their customers that hold Class A shares.

Distribution and Service Plans for Class B, Class C and Class N Shares. The
      Fund has adopted Distribution and Service Plans for Class B, Class C and
      Class N shares to pay the Distributor for its services and costs in distributing Class B, Class C and Class N shares and servicing accounts.
      Under the plans, the Fund pays the Distributor an annual asset-based sales charge of 0.75% on Class B and Class C shares and 0.25% on Class N shares.  The 0.75% asset-based sales charge does not apply as of January
      1, 2010 and thereafter. The Distributor also receives a service fee of
      0.25% per year under the Class B, Class C and Class N plans.

      The asset-based sales charge and service fees increase Class B and Class
      C expenses by 1.0% and increase Class N expenses by 0.50% of the net assets per year of the respective class. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than other types of sales charges.

      The Distributor uses the service fees to compensate dealers for providing personal services for accounts that hold Class B, Class C or Class N shares. The Distributor normally pays the 0.25% service fees to dealers in advance for the first year after the shares are sold by the dealer.
      After the shares have been held for a year, the Distributor pays the service fees to dealers on a quarterly basis. The Distributor normally retains the service fees for accounts for which it renders the required personal services.

      The Distributor currently pays a sales concession of 3.75% of the purchase price of Class B shares to dealers from its own resources at the time of sale. Including the advance of the service fee, the total amount paid by the Distributor to the dealer at the time of sale of Class B shares is therefore 4.00% of the purchase price. The Distributor normally retains the Class B asset-based sales charge. See the Statement of
      Additional Information for exceptions.

      The Distributor currently pays a sales concession of 0.75% of the purchase price of Class C shares to dealers from its own resources at the time of sale. Including the advance of the service fee, the total amount paid by the Distributor to the dealer at the time of sale of Class C shares is therefore 1.0% of the purchase price. The Distributor pays the asset-based sales charge as an ongoing concession to the dealer on Class
      C shares that have been outstanding for a year or more. See the Statement of Additional Information for exceptions.

      The Distributor currently pays a sales concession of 0.75% of the purchase price of Class N shares to dealers from its own resources at the time of sale. Including the advance of the service fee, the total amount paid by the Distributor to the dealer at the time of sale of Class N shares is therefore 1.0% of the purchase price. The Distributor normally retains the asset-based sales charge on Class N shares. See the Statement of Additional Information for exceptions.

Special Investor Services

ACCOUNTLINK. You can use our AccountLink feature to link your Fund account with an account at a U.S. bank or other financial institution. It must be an
Automated Clearing House (ACH) member. AccountLink lets you:
    o transmit funds electronically to purchase shares during the Offering
      Period by telephone (through a service representative or by PhoneLink),
      or
    o have the Transfer Agent send redemption proceeds or transmit dividends and distributions directly to your bank account. Please call the Transfer
      Agent for more information.

      You may purchase shares by telephone during the Offering Period only after your account has been established. To purchase shares in amounts up to
$250,000 through a telephone representative, call the Distributor at
1.800.225.5677. The purchase payment will be debited from your bank account.

      AccountLink privileges should be requested on your Application or your dealer's settlement instructions if you buy your shares through a dealer. After your account is established, you can request AccountLink privileges by sending signature-guaranteed instructions and proper documentation to the Transfer
Agent. AccountLink privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until the Transfer Agent receives written instructions terminating or changing those privileges. After you establish AccountLink for your account, any change of bank account information must be made by signature-guaranteed instructions to the Transfer Agent signed by all shareholders who own the account.

PHONELINK. PhoneLink is the OppenheimerFunds automated telephone system that enables shareholders to perform a number of account transactions automatically using a touch-tone phone. PhoneLink may be used on already-established Fund accounts after you obtain a Personal Identification Number (PIN), by calling the PhoneLink number, 1.800.225.5677.

Purchasing Shares. You may purchase shares during the Offering Period in amounts up to $100,000 by phone, by calling 1.800.225.5677. You must have established AccountLink privileges to link your bank account with the
      Fund to pay for these purchases.

Exchanging Shares. With the OppenheimerFunds Exchange Privilege, described below, you can exchange shares automatically by phone from your Fund account to another OppenheimerFunds account you have already established by calling the special PhoneLink number.

Selling Shares. You can redeem shares by telephone automatically by calling the
      PhoneLink number and the Fund will send the proceeds directly to your
      AccountLink bank account. Please refer to "How to Sell Shares," below for details.

CAN YOU SUBMIT TRANSACTION REQUESTS BY FAX? You may send requests for certain types of account transactions to the Transfer Agent by fax (telecopier). Please call 1.800.225.5677 for information about which transactions may be handled this way. Transaction requests submitted by fax are subject to the same rules and restrictions as written and telephone requests described in this
Prospectus.

OPPENHEIMERFUNDS INTERNET WEBSITE. You can obtain information about the Fund, as well as your account balance, on the OppenheimerFunds Internet website, at
www.oppenheimerfunds.com. Additionally, shareholders listed in the account registration (and the dealer of record) may request certain account transactions through a special section of that website. To perform account transactions or obtain account information online, you must first obtain a user
I.D. and password on that website. If you do not want to have Internet account transaction capability for your account, please call the Transfer Agent at
1.800.225.5677. At times, the website may be inaccessible or its transaction features may be unavailable.

REINVESTMENT PRIVILEGE. If you redeem some or all of your Class A or Class B shares of the Fund during the Offering Period, you have until the end of the
Offering Period to reinvest all or part of the redemption proceeds in Class A shares of the Fund without paying another sales charge. If you redeem some or all of your Class A or Class B shares of the Fund at any time, you have up to six months to reinvest all or a part of the redemption proceeds in Class A shares of other Oppenheimer funds without paying a sales charge. If you redeem some or all of your Class A or Class B shares of the Fund during the
Post-Warranty Period, you have up to six months to reinvest all or a part of the redemption proceeds in Class A shares of this Fund or other Oppenheimer funds without paying a sales charge. This privilege applies only to Class A shares that you purchased subject to an initial sales charge and to Class A or
Class B shares on which you paid a contingent deferred sales charge when you redeemed them. This privilege does not apply to Class C and Class N shares. You must be sure to ask the Distributor for this privilege when you send your payment.

RETIREMENT PLANS. You may buy shares of the Fund during the Offering Period for your retirement plan account. If you will be required by law to take a distribution from your retirement plan in the next seven years which in turn would require you to redeem shares of the Fund, this Fund may not be an appropriate investment under your retirement plan because the Warranty Amount is reduced by such redemptions. If you participate in a plan sponsored by your employer, the plan trustee or administrator must buy the shares for your plan account. The Distributor also offers a number of different retirement plans that individuals and employers can use:

Individual Retirement Accounts (IRAs). These include regular IRAs, Roth IRAs,
      SIMPLE IRAs and rollover IRAs.
SEP-IRAs. These are Simplified Employee Pension Plan IRAs for small business owners or self-employed individuals.
403(b)(7) Custodial Plans. These are tax-deferred plans for employees of eligible tax-exempt organizations, such as schools, hospitals and charitable organizations.
Pension and Profit-Sharing Plans. These plans are designed for businesses and self-employed individuals.
      Please call the Distributor for OppenheimerFunds retirement plan documents, which include applications and important plan information.

How to Sell Shares

You can sell (redeem) some or all of your shares on any regular business day.
Prior to the Maturity Date and during the Post-Warranty Period, shares are redeemed at their net asset value (which may be less than your Warranty Amount)
minus any applicable contingent deferred sales charge. For redemptions prior to the Maturity Date and during the Post-Warranty Period, the net asset value used in determining your share price is the next one calculated after your redemption order is received in proper form (which means that it must comply with the procedures described below) and is accepted by the Transfer Agent.
Redemption of Fund shares prior to the Maturity Date will reduce your Warranty
Amount. The Fund lets you sell your shares by writing a letter, or by telephone. If you have questions about any of these procedures, and especially if you are redeeming shares in a special situation, such as due to the death of the owner or from a retirement plan account, please call the Transfer Agent first, at 1.800.225.5677, for assistance. Redemption requests received after
4:00p.m. (or such earlier time as may be required by your financial intermediary) will be priced at the net asset value at the close of business on the next business day.

      For redemptions made on the Maturity Date (December 6, 2011), the value used in determining your share price will be the greater of (i) the then-current net asset value or (ii) your Warranty Amount per share. See the example starting on page 25 for help in understanding how this amount is calculated. Redemptions made prior to the Maturity Date or during the
Post-Warranty Period will not be protected by the Financial Warranty and the value of your shares will be the then-current net asset value of the Fund, which may be less than your Warranty Amount.

Certain Requests Require a Signature Guarantee. To protect you and the Fund from fraud, the following redemption requests must be in writing and must include a signature guarantee (although there may be other situations that also require a signature guarantee):
   o  You wish to redeem more than $100,000 and receive a check
   o  The redemption check is not payable to all shareholders listed on the account statement
   o  The redemption check is not sent to the address of record on your account statement
   o  Shares are being transferred to a Fund account with a different owner or name
   o  Shares are being redeemed by someone (such as an Executor) other than the owners

Where Can You Have Your Signature Guaranteed? The Transfer Agent will accept a guarantee of your signature by a number of financial institutions, including:
o     a U.S. bank, trust company, credit union or savings association,
o     a foreign bank that has a U.S. correspondent bank,
o     a U.S. registered dealer or broker in securities, municipal securities or government securities, or
o     a U.S. national securities exchange, a registered securities association or a clearing agency.
      If you are signing on behalf of a corporation, partnership or other business or as a fiduciary, you must also include your title in the signature.

Retirement Plan Accounts. There are special procedures to sell shares in an
      OppenheimerFunds retirement plan account. Call the Transfer Agent for a distribution request form. Special income tax withholding requirements apply to distributions from retirement plans. You must submit a withholding form with your redemption request to avoid delay in getting your money and if you do not want tax withheld. If your employer holds your retirement plan account for you in the name of the plan, you must ask the plan trustee or administrator to request the sale of the Fund shares in your plan account.

Sending Redemption Proceeds by Wire. While the Fund normally sends your money by check, you can arrange to have the proceeds of shares you sell sent by
      Federal Funds wire to a bank account you designate. It must be a commercial bank that is a member of the Federal Reserve wire system. The minimum redemption you can have sent by wire is $2,500. There is a $10 fee for each request. To find out how to set up this feature on your account or to arrange a wire, call the Transfer Agent at 1.800.225.5677.

HOW DO you SELL SHARES BY MAIL? Write a letter of instruction that includes:
   o  Your name
   o  The Fund's name
   o  Your Fund account number (from your account statement)
   o  The dollar amount or number of shares to be redeemed
   o  Any special payment instructions
   o  Any share certificates for the shares you are selling
   o  The signatures of all registered owners exactly as the account is registered, and
   o  Any special documents requested by the Transfer Agent to assure proper authorization of the person asking to sell the shares.

Use the following address for            Send courier or express mail
Requests by mail:                        requests to:
OppenheimerFunds Services                OppenheimerFunds Services
P.O. Box 5270                            10200 E. Girard Avenue, Building D
Denver, Colorado 80217                   Denver, Colorado 80231

HOW DO you SELL SHARES BY TELEPHONE? You and your dealer representative of record may also sell your shares by telephone. To receive the redemption price calculated on a particular regular business day, your call must be received by the Transfer Agent by the close of The New York Stock Exchange that day, which is normally 4:00 P.M., but may be earlier on some days. You may not redeem shares held in an OppenheimerFunds retirement plan account by telephone.
   o  To redeem shares through a service representative or automatically on
      PhoneLink, call 1.800.225.5677.
      Whichever method you use, you may have a check sent to the address on the account statement, or, if you have linked your Fund account to your bank account on AccountLink, you may have the proceeds sent to that bank account.

Are There Limits on Amounts Redeemed by Telephone?
Telephone Redemptions Paid by Check. Up to $100,000 may be redeemed by telephone in any seven-day period. The check must be payable to all owners of record of the shares and must be sent to the address on the account statement. This service is not available within 30 days of changing the address on an account.

Telephone Redemptions Through AccountLink or by Wire. There are no dollar limits on telephone redemption proceeds sent to a bank account designated when you establish AccountLink. Normally the ACH transfer to your bank is initiated on the business day after the redemption. You do not receive dividends on the proceeds of the shares you redeemed while they are waiting to be transferred.

      If you have requested Federal Funds wire privileges for your account, the wire of the redemption proceeds will normally be transmitted on the next bank business day after the shares are redeemed. There is a possibility that the wire may be delayed up to seven days to enable the Fund to sell securities to pay the redemption proceeds. No dividends are accrued or paid on the proceeds of shares that have been redeemed and are awaiting transmittal by wire.

CAN YOU SELL SHARES THROUGH your DEALER?  The Distributor  has made  arrangements
to  repurchase   Fund  shares  from  dealers  and  brokers  on  behalf  of  their customers.  Brokers or dealers  may charge for that  service.  If your shares are held in the name of your dealer, you must redeem them through your dealer.

HOW CONTINGENT DEFERRED SALES CHARGES AFFECT REDEMPTIONS. If you purchase shares subject to a Class A, Class B, Class C or Class N contingent deferred sales charge and redeem any of those shares during the applicable holding period for the class of shares, the contingent deferred sales charge will be deducted from the redemption proceeds (unless you are eligible for a waiver of that sales charge based on the categories listed in Appendix B to the Statement of Additional Information and you advise the Transfer Agent of your eligibility for the waiver when you place your redemption request.)

      A contingent  deferred  sales charge will be based on the lesser of the net asset value of the  redeemed  shares at the time of  redemption  or the  original net asset value. A contingent deferred sales charge is not imposed on:
o     the amount of your account  value  represented  by an increase in net asset value over the initial purchase price,
o     shares  purchased  by  the  reinvestment  of  dividends  or  capital  gains distributions, or
o     shares  redeemed in the special  circumstances  described  in Appendix B to the Statement of Additional Information.

      To determine whether a contingent deferred sales charge applies to a redemption, the Fund redeems shares in the following order:
   1. shares acquired by reinvestment of dividends and capital gains distributions,
   2. shares held for the holding period that applies to the class, and
   3. shares held the longest during the holding period.

      Contingent deferred sales charges are not charged when you exchange shares of the Fund for shares of other Oppenheimer funds. However, if you exchange them within the applicable contingent deferred sales charge holding period, the holding period will carry over to the fund whose shares you acquire. Similarly, if during the Offering Period you acquire Class A or Class
C shares of this Fund by exchanging shares of another Oppenheimer fund that are still subject to a contingent deferred sales charge holding period, that holding period will carry over to this Fund. During the Post-Warranty Period, if you acquire Class A, Class B, Class C or Class N shares of this Fund by exchanging the same class of shares of another Oppenheimer fund that are subject to a contingent deferred sales charge holding period, that holding period will carry over to this Fund.

How to Exchange Shares

The Fund does not offer the ability to exchange into the Fund during the
Warranty Period. Because the Fund is not continuously offering its shares during the Warranty Period, if you exchange your shares of the Fund for shares of another fund you will not be able to effect an exchange back into the Fund during the Warranty Period. In addition, your exchange will be considered a redemption and will reduce your Warranty Amount.

      If you make an exchange prior to the Maturity Date, you may receive an amount less than your original investment in the Fund.

      Shares of the Fund may be exchanged for shares of certain Oppenheimer funds at net asset value per share at the time of exchange, without sales charge. Class A, C and N shares of the Fund can be purchased during the
Offering Period by exchange of the same class of shares of other Oppenheimer funds on the same basis. You cannot purchase Class B shares of the Fund during the Offering Period by exchange of shares of other Oppenheimer funds. To exchange shares, you must meet several conditions:
   o  Shares of the fund selected for exchange must be available for sale in your state of residence.
   o  The prospectuses of both funds must offer the exchange privilege.
   o  You must hold the shares you buy when you establish your account for at least seven days before you can exchange them. After the account is open seven days, you can exchange shares every regular business day.
   o  You must meet the minimum purchase requirements for the fund whose shares you purchase by exchange.

   o  Before exchanging into a fund, you must obtain and read its prospectus.
      Shares of a particular class of the Fund may be exchanged only for shares of the same class in the other Oppenheimer funds. For example, you can exchange
Class A shares of this Fund only for Class A shares of another fund. In some cases, sales charges may be imposed on exchange transactions. For tax purposes, exchanges of shares involve a sale of the shares of the fund you own and a purchase of the shares of the other fund, which may result in a capital gain or loss. Please refer to "How to Exchange Shares" in the Statement of Additional
Information for more details.

      You can find a list of Oppenheimer funds currently available for exchanges in the Statement of Additional Information or obtain one by calling a service representative at 1.800.225.5677. That list can change from time to time.

HOW DO you SUBMIT EXCHANGE REQUESTS? Exchanges may be requested in writing or by telephone:

Written Exchange Requests. Submit an OppenheimerFunds Exchange Request form, signed by all owners of the account. Send it to the Transfer Agent at the address on the back cover. Exchanges of shares held under certificates cannot be processed unless the Transfer Agent receives the certificates with the request.
Telephone Exchange Requests. Telephone exchange requests may be made either by calling a service representative or by using PhoneLink for automated exchanges by calling 1.800.225.5677. Telephone exchanges may be made only between accounts that are registered with the same name(s) and address.
      Shares held under certificates may not be exchanged by telephone.

ARE THERE LIMITATIONS ON EXCHANGES? There are certain exchange policies you should be aware of:
o     Shares are redeemed from one fund and purchased from the other fund in the exchange transaction on the same regular business day on which the
      Transfer Agent receives an exchange request that conforms to the policies described above. It must be received by the close of The New York Stock
      Exchange that day, which is normally 4:00 P.M. but may be earlier on some days.
   o  The Fund may amend, suspend or terminate the exchange privilege at any time. The Fund may refuse any exchange order and is currently not obligated to provide notice before rejecting an exchange order.
   o  If the Transfer Agent cannot exchange all the shares you request because of a restriction cited above, only the shares eligible for exchange will be exchanged.

Shareholder Account Rules and Policies

More information about the Fund's policies and procedures for buying, selling and exchanging shares is contained in the Statement of Additional Information.
A $12 annual fee is assessed on any account valued at less than $500. The fee is automatically deducted from the accounts annually on or about the second to last business day of September. See the Statement of Additional
      Information or visit the OppenheimerFunds website, to learn how you can avoid this fee and for circumstances when this fee will not be assessed.
Telephone transaction privileges for purchases, redemptions or exchanges may be modified, suspended or terminated by the Fund at any time. The Fund will provide you notice whenever it is required to do so by applicable law. If an account has more than one owner, the Fund and the Transfer Agent may rely on the instructions of any one owner. Telephone privileges apply to each owner of the account and the dealer representative of record for the account unless the Transfer Agent receives cancellation instructions from an owner of the account.
The Transfer Agent will record any telephone calls to verify data concerning transactions and has adopted other procedures to confirm that telephone instructions are genuine, by requiring callers to provide tax identification numbers and other account data or by using PINs, and by confirming such transactions in writing. The Transfer Agent and the Fund will not be liable for losses or expenses arising out of telephone instructions reasonably believed to be genuine.
Redemption or transfer requests will not be honored until the Transfer Agent receives all required documents in proper form. From time to time, the
      Transfer Agent in its discretion may waive certain of the requirements for redemptions stated in this Prospectus.
Dealers that perform account transactions for their clients by participating in
      NETWORKING through the National Securities Clearing Corporation are responsible for obtaining their clients' permission to perform those transactions, and are responsible to their clients who are shareholders of the Fund if the dealer performs any transaction erroneously or improperly.
The redemption price for shares will vary from day to day because the value of the securities in the Fund's portfolio fluctuates. The redemption price, which is the net asset value per share, will normally differ for each class of shares. If you redeem your shares before or after the Maturity
      Date, the redemption value of your shares may be more or less than their original cost. The value of your shares on the Maturity Date will equal the greater of the Warranty Amount or the Fund's then-current net asset value.
Payment for redeemed shares ordinarily is made in cash. It is forwarded by check, or through AccountLink or by Federal Funds wire (as elected by the shareholder) within seven days after the Transfer Agent receives redemption instructions in proper form. However, under unusual circumstances determined by the Securities and Exchange Commission, payment may be delayed or suspended. For accounts registered in the name of a broker-dealer, payment will normally be forwarded within three business days after redemption.
The Transfer Agent may delay processing any type of redemption payment as described under "How to Sell Shares" for recently purchased shares, but only until the purchase payment has cleared. That delay may be as much as
      10 days from the date the shares were purchased. That delay may be avoided if you purchase shares by Federal Funds wire or certified check, or arrange with your bank to provide telephone or written assurance to the Transfer Agent that your purchase payment has cleared.
Involuntary redemptions of small accounts may be made by the Fund if the account value has fallen below $500 for reasons other than the fact that the market value of shares has dropped. In some cases, involuntary redemptions may be made to repay the Distributor for losses from the cancellation of share purchase orders.

Shares may be "redeemed in kind" under unusual circumstances (such as a lack of liquidity in the Fund's portfolio to meet redemptions). This means that the redemption proceeds will be paid with liquid securities from the
      Fund's portfolio. If redemptions are paid in-kind, shareholders will incur transaction costs when, and will bear market risk until such time as, securities received in-kind are converted into cash. However, the Fund has made an election which requires it to pay a certain portion of redemption proceeds in cash. See the section entitled "Payments in-Kind"
      in the Statement of Additional Information for more information.

Federal  regulations  may  require  the Fund to obtain  your  name,  your date of
      birth  (for  a  natural  person),   your  residential   street  address  or
      principal  place of business  and your  Social  Security  Number,  Employer
      Identification  Number or other government issued  identification  when you open  an  account.  Additional  information  may  be  required  in  certain circumstances  or to open  corporate  accounts.  The  Fund or the  Transfer
      Agent may use this  information  to attempt to verify  your  identity.  The
      Fund may not be able to establish an account if the  necessary  information is not  received.  The Fund may also place  limits on account  transactions while  it  is in  the  process  of  attempting  to  verify  your  identity.
      Additionally,  if the Fund is unable to verify  your  identity  after  your account is  established,  the Fund may be  required  to redeem  your shares and close your account.
"Backup withholding" of federal income tax may be applied against taxable dividends, distributions and redemption proceeds (including exchanges) if you fail to furnish the Fund your correct, certified Social Security or
      Employer Identification Number when you sign your application, or if you under-report your income to the Internal Revenue Service.
To avoid sending duplicate copies of materials to households, the Fund will mail only one copy of each prospectus, annual and semi-annual report and annual notice of the Fund's privacy policy to shareholders having the same last name and address on the Fund's records. The consolidation of these mailings, called householding, benefits the Fund through reduced mailing expense.

      If you want to receive multiple copies of these materials, you may call the Transfer Agent at 1.800.225.5677. You may also notify the Transfer
      Agent in writing. Individual copies of prospectuses, reports and privacy notices will be sent to you commencing within 30 days after the Transfer
      Agent receives your request to stop householding.

Dividends, Capital Gains and Taxes

Dividends. The Fund intends to declare dividends separately for each class of shares from net investment income on an annual basis and to pay them to shareholders in December on a date selected by the Board of Trustees. Dividends and distributions paid to Class A shares will generally be higher than dividends for Class B, Class C and Class N shares, which normally have higher expenses than Class A. The Fund has no fixed dividend rate and cannot guarantee that it will pay any dividends or distributions.

Capital Gains. The Fund may realize capital gains on the sale of portfolio securities. If it does, it may make distributions out of any net short-term or long-term capital gains in December of each year. The Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

WHAT CHOICES TO YOU HAVE FOR RECEIVING DISTRIBUTIONS?

Reinvest All Distributions in the Fund. You can elect to reinvest all dividends and capital gains distributions in additional shares of the Fund.
Reinvest Dividends or Capital Gains. You can elect to reinvest some distributions (dividends, short-term capital gains or long-term capital gains distributions) in the Fund while receiving the other types of distributions by check or having them sent to your bank account through
      AccountLink.
Receive All Distributions in Cash. You can elect to receive a check for all dividends and capital gains distributions or have them sent to your bank through Account Link.
Reinvest Your Distributions in Another OppenheimerFunds Account. You can
      reinvest all distributions in the same class of shares of another
      OppenheimerFunds account you have established.

      Unless otherwise specified, all dividends and distributions will be automatically reinvested in additional full and fractional shares of the Fund.
If you do not reinvest all of your dividends and capital gains distributions in the Fund during the Warranty Period, your Warranty Amount will be reduced.

TAXES. If your shares are not held in a tax-deferred retirement account, you should be aware of the following tax implications of investing in the Fund.
Distributions are subject to federal income tax and may be subject to state or local taxes. Dividends paid from short-term capital gains and net investment income are taxable as ordinary income. Long-term capital gains are taxable as long-term capital gains when distributed to shareholders. It does not matter how long you have held your shares. Whether you reinvest your distributions in additional shares or take them in cash, the tax treatment is the same. When you sell or exchange Fund shares you will generally recognize a capital gain or capital loss in an amount equal to the difference between the net amount of sale proceeds (or, in the case of an exchange, the fair market value of the shares) that you receive and your tax basis for the shares that you sell or exchange. In January of each year the Fund will mail to you information about your dividends, distributions and any shares you sold in the previous calendar year.

      The asset allocation process may increase turnover of the Fund's assets, which may result in the realization of additional gains by the Fund. It may also result in a larger portion of any net gains being treated as short-term capital gains, which would be taxed as ordinary income when distributed to shareholders. As noted above, distributions of any gains and income will be taxable to shareholders even if those distributions are reinvested in Fund shares. Shareholders may receive taxable distributions of income from investments included in the debt portfolio even in situations where the Fund has capital losses from investments in the equity portfolio.

      The determination of the tax character of any payment of the Warranty
Amount under the Warranty Agreement to the Fund as capital gain or ordinary income is not free from doubt under federal tax law. The Fund intends to take the position that its right to receive the payment under the Warranty Agreement is itself a capital asset, and that the payment in termination of such right gives rise to capital gain. Were the Internal Revenue Service to challenge such position, at least the portion of such payment attributable to capital losses previously realized by the Fund, and perhaps attributable to the Fund's unrealized capital losses, should be treated as capital gain. Any such gain would be offset by otherwise allowable capital losses, if any. To the extent that the Fund distributes such payment to its shareholders, a portion of such payment may constitute ordinary income to the shareholders, provided however, that if the trustees of the Fund should elect to terminate the Fund at the end of the Warranty Period, it is anticipated that the shareholders receiving such payment in exchange for their shares would be treated as receiving a return of capital to the extent of their basis in the shares of the Fund, and to the extent such payment exceeds basis, as having capital gain.

      Every year the Fund will send you and the IRS a statement showing the amount of any taxable distribution you received in the previous year. Any long-term capital gains will be separately identified in the tax information the Fund sends you after the end of the calendar year.

      The Fund intends each year to qualify as a "regulated investment company"
under the Internal Revenue Code, but reserves the right not to qualify. It qualified during its last fiscal year. The Fund, as a regulated investment company, will not be subject to Federal income taxes on any of its income, provided that it satisfies certain income, diversification and distribution requirements.

Remember, There May be Taxes on Transactions. Because the Fund's share prices fluctuate, you may have a capital gain or loss when you sell or exchange your shares. A capital gain or loss is the difference between the price you paid for the shares and the price you received when you sold them.
      Any capital gain is subject to capital gains tax.
Returns of Capital Can Occur. In certain cases, distributions made by the Fund may be considered a non-taxable return of capital to shareholders. If that occurs, it will be identified in notices to shareholders.

      The Fund will  invest in zero  coupon  U.S.  Treasury  bonds and other debt securities that are issued at a discount or provide for deferred  interest.  Even though the Fund receives no actual  interest  payments on these  securities,  the
Fund will be deemed to  receive  income  equal,  generally,  to a portion  of the excess of the face value of the  securities  over their  issue  price  ("original issue  discount")  each year that the  securities  are held.  Since the  original issue  discount  income  earned  by  the  Fund  in a  taxable  year  may  not  be represented  by cash income,  the Fund may have to dispose of  securities,  which it might  otherwise  have continued to hold, to generate cash in order to satisfy its distribution requirements if shareholders request cash distributions.

      This information is only a summary of certain federal income tax information about your investment. You should consult with your tax advisor about the effect of an investment in the Fund on your particular tax situation.

The Underlying Fund's Past Performance

The following information about the Underlying Fund is provided because the
Fund may invest a substantial amount of its assets in Class Y shares of the
Underlying Fund. The following information is for the Underlying Fund only and is not intended to predict the performance of the Fund. The performance of the
Fund will differ from the performance of the Underlying Fund. The magnitude of that difference will depend on the amount of the Fund's assets that are invested in the Underlying Fund.

      The bar chart and table below show one measure of the risks of investing in the Underlying Fund, by showing the Underlying Fund's performance (for its
Class Y shares) since inception and by showing how the average annual total returns of the Underlying Fund's Class Y shares, both before and after taxes, compare to those of a broad-based market index. The after-tax returns are calculated using the historical highest individual federal marginal income tax rates in effect during the periods shown, and do not reflect the impact of state or local taxes. In certain cases, the figure representing "Return After
Taxes on Distributions and Sale of Underlying Fund Shares" may be higher than the other return figures for the same period. A higher after-tax return results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder. The after-tax returns are calculated based on certain assumptions mandated by regulation. The Underlying Fund's past investment performance both before and after taxes, is not necessarily an indication of how the Underlying Fund or the Fund will perform in the future.

Annual Total Returns (Class Y) (as of 12/31 each year)

[See appendix to prospectus for data in bar chart showing annual total returns]

Sales charges and taxes are not included in the calculations of return in this bar chart, and if those charges and taxes were included, the returns may be less than those shown. During the period shown in the bar chart, the highest return (not annualized) before taxes for a calendar quarter was 22.05% (4thQTR
`98) and the lowest return (not annualized) before taxes for a calendar quarter was -16.49% (3rdQTR `02).

 ------------------------------------------------------------------------------
 Average Annual Total                                            10 Years
 Returns for the periods               1 Year      5 Years      (or Life of

 Ended December 31, 2003                                          Class,

                                                                 if Less)
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 Class Y Shares (inception 11/1/96)

 Return before taxes                   27.21%      -0.06%          7.29%
 Return after taxes on distributions   27.03%      -0.90%          5.78%

 Return after taxes on distributions

 and sale of Underlying Fund shares    17.90%      -0.30%          5.65%

 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 S&P 500 Index (reflects no

 deductions for fees, expenses or      28.67%      -0.57%         8.18%1

 taxes)
 ------------------------------------------------------------------------------

1 From 10/31/96.
There is no sales charge on Class Y shares. The Underlying Fund's returns measure the performance of a hypothetical account and assume that all dividends and capital gains distributions have been reinvested in additional shares. The performance of the Underlying Fund's Class Y shares is compared to the S&P 500
Index, an unmanaged index of equity securities. Index performance reflects the reinvestment of income but does not consider the effects of transaction costs, fees, expenses or taxes. The Underlying Fund may have investments that vary from those in the index.

Financial Highlights of the Underlying Fund

Because the Oppenheimer Principal Protected Main Street Fund III may invest a significant amount of its assets in the Underlying Fund the following Financial
Highlights Table is presented to help you understand the Underlying Fund's
Class Y share financial performance for the past five fiscal years. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Underlying Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte &
Touche LLP, the Fund's and the Underlying Fund's independent auditors, whose report, along with the Underlying Fund's financial statements is incorporated by reference in the Fund's Statement of Additional Information, which is available on request.

INFORMATION AND SERVICES

For More Information on
Oppenheimer Principal Protected Main Street Fund III(R)

The following additional information about the Fund is available without charge upon request:

STATEMENT OF ADDITIONAL INFORMATION. This document includes additional information about the Fund's investment policies, risks, and operations. It is incorporated by reference into this Prospectus (which means it is legally part of this Prospectus).

ANNUAL AND SEMI-ANNUAL REPORTS. Additional information about the Fund's investments and performance will be available in the Fund's Annual and
Semi-Annual Reports to shareholders. The Annual Report will include a discussion of market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

How to Get More Information
You can request the Statement of Additional Information, the Annual and
Semi-Annual Reports (when available), the notice explaining the Fund's privacy policy and other information about the Fund or your account:

------------------------------------------------------------------------------
By Telephone:                 Call OppenheimerFunds Services toll-free:
                              1.800.CALL OPP (225.5677)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
By Mail:                      Write to:
                              OppenheimerFunds Services
                              P.O. Box 5270
                              Denver, Colorado 80217-5270
------------------------------------------------------------------------------
------------------------------------------------------------------------------
On the Internet:              You can send us a request by e-mail or read or
                              down-load documents on the OppenheimerFunds
                              website: www.oppenheimerfunds.com
                                       ------------------------
------------------------------------------------------------------------------

Information about the Fund including the Statement of Additional Information can be reviewed and copied at the SEC's Public Reference Room in Washington,
D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1.202.942.8090. Reports and other information about the
Fund are available on the EDGAR database on the SEC's Internet website at
www.sec.gov. Copies may be obtained after payment of a duplicating fee by
-----------
electronic request at the SEC's e-mail address: publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Fund or to make any representations about the Fund other than what is contained in this
Prospectus. This Prospectus is not an offer to sell shares of the Fund, nor a solicitation of an offer to buy shares of the Fund, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The Fund's SEC File No. 811-21561          The Fund's shares are distributed by:
PR0771.001.0904                          [logo]   OppenheimerFunds   Distributor,
Inc.

Printed on recycled paper

Oppenheimer Principal Protected Main Street Fund III(R)

6803 South Tucson Way, Centennial, Colorado 80112-3924
1.800.225.5677

Statement of Additional Information dated September 27, 2004

This Statement of Additional Information is not a prospectus. This document contains additional information about the Fund and supplements information in the Prospectus dated September 27, 2004. It should be read together with the
Prospectus, which may be obtained by writing to the Fund's Transfer Agent,
OppenheimerFunds Services, at P.O. Box 5270, Denver, Colorado 80217, or by
calling the Transfer Agent at the toll-free number shown above, or by downloading it from the OppenheimerFunds Internet website at
www.oppenheimerfunds.com.

Contents
                                                                        Page
About the Fund
Additional Information About the Fund's Investment Policies and Risks......2
    The Fund's Investment Policies.........................................2
    The Asset Allocation Process............................................
    Investment Restrictions.................................................
How the Fund is Managed ....................................................
Organization and History....................................................
    Trustees and Officers of the Fund.......................................
    The Manager.............................................................
Brokerage Policies of the Fund..............................................
Distribution and Service Plans..............................................
Performance of the Fund.....................................................

About Your Account
How To Buy Shares...........................................................
How To Sell Shares..........................................................
How To Exchange Shares......................................................
Dividends, Capital Gains and Taxes..........................................
Additional Information About the Fund.......................................

Financial Information About the Fund

Report of Independent Registered Public Accounting Firm.....................
Financial Statements........................................................

About the Fund

Additional Information About the Fund's Investment Policies and Risks

The investment objective, the principal investment policies and the main risks of the Fund are described in the Prospectus. This Statement of
Additional Information contains supplemental information about those policies and risks as well as information about any non-principal investment policies and the attendant risks not described in the prospectus and the types of securities that the Fund's investment Manager, OppenheimerFunds, Inc., can select for the Fund. Additional information is also provided about the strategies that the Fund can use to try to achieve its objective.

      The Fund's Investment Policies. The composition of the Fund's portfolio and the techniques and strategies that the Fund's Manager can use in selecting portfolio securities will vary over time. During the Offering
      Period (expected to run from September 27, 2004 through November 30,
      2004, unless extended), the Fund will invest its assets primarily in money market instruments and short-term debt securities. The Fund's investment objective during the Offering Period is preservation of capital. Following the Offering Period, the Fund will enter its
      "Warranty Period." The "Warranty Period" will run from the fourth business day following the end of the Offering Period (expected to be
      December 6, 2004) through and including a date seven years later
      (expected to be December 6, 2011 or the next following business day
      (the "Maturity Date")). The investment objective of the Fund during the
      Warranty Period is to seek capital preservation in order to attempt to make sure that the value of each shareholder's account on the Maturity
      Date will be no less than the value of that shareholder's account on the last day of the Offering Period, less sales charges, extraordinary expenses and other amounts not covered by the "Warranty Agreement" (the
      "Warranty Amount"). The Fund seeks high total return as a secondary objective. There can be no assurance that the Fund will achieve its objective. The Fund's investment objective during the "Post-Warranty
      Period," the period immediately following the Maturity Date, is high total return. This section supplements the disclosure in the Fund's
      Prospectus and provides additional information on the Fund's investment policies or restrictions to the extent permitted under the Financial
      Warranty Agreement, dated September 24, 2004 (the "Warranty
      Agreement"), among the Fund, the Manager and Merrill Lynch Bank USA.
      Restrictions or policies stated as a maximum percentage of the Fund's assets are only applied immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitations on borrowing and illiquid securities). Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the Fund's restrictions and policies.

      Under normal market conditions, during the Warranty Period the Fund's assets are allocated between an equity component, consisting of Class Y shares of the Oppenheimer Main Street Fund (the "Underlying Fund") and
futures contracts on the Standard and Poor's 500 Composite Stock Price Index
("S&P 500 Index"), and a fixed income component, normally consisting primarily of zero-coupon U.S. government securities. However, as explained more fully in the prospectus, under certain circumstances, the Fund's assets may be invested primarily or even exclusively in U.S. government securities.

      Merrill Lynch Bank USA ("MLBUSA" or the "Warranty Provider") is a
wholly-owned subsidiary of Merrill Lynch & Co., Inc. MLBUSA is licensed as an industrial bank pursuant to the laws of the State of Utah. MLBUSA is regulated by certain Federal and state agencies and is examined by those agencies. MLBUSA may hedge its risks under the Warranty Agreement with one or more counterparties, including with an affiliate of MLBUSA (which may include the calculation agent under the Warranty Agreement). MLBUSA is not required to hedge its risk under the Warranty Agreement and may choose not to do so.
Whether MLBUSA attempts to hedge its risk under the Warranty Agreement or not, it is the sole entity responsible for making payments to the Fund, if any, under the Warranty Agreement.

The Asset Allocation Process. In pursuing the Fund's investment objective during the Warranty Period, the Manager allocates the Fund's assets between the equity and fixed income components of the portfolio. The Fund will not employ an asset allocation model during either the Offering Period or the
Post-Warranty Period.

      The prevailing level of interest rates and the volatility of the equity markets will significantly influence the initial allocation of Fund assets between equity and fixed income securities. At the date of this Statement of
Additional Information, interest rates remain at historically low levels and the equity markets continue to experience above normal volatility, both of which are factors that may result in the mathematical formula allocating a high portion of the Fund's assets to fixed income securities. The Manager will monitor the allocation of the Fund's assets on a daily basis.

      The asset allocation process will also be affected by the values of the
Underlying Fund and the futures contracts on the S&P 500 Index. For example, if the market value of the Underlying Fund increases, a smaller portion of the Fund's assets would be allocated to the debt portfolio. On the other hand, if the market value of the Underlying Fund and the futures contracts decreases, a higher portion of the Fund's assets would have to be allocated to the debt portfolio, and the ability of the Fund to participate in any subsequent upward movement in the equity market would be reduced.

      The Warranty Agreement contains a mathematical formula which provides the maximum amount of the Fund's assets that may be invested in the equity portfolio on any given day during the Warranty Period. That percentage allocation to the equity portfolio can be as high as 100% and as low as zero.
Accordingly, the Warranty Agreement could limit the way that the Manager manages the Fund during the Warranty Period in response to changing market conditions.

      In allocating the Fund's assets between equity and fixed income securities, the Manager will base its decision on the formula set forth in the Warranty Agreement. The formula will help establish both the initial allocation of the Fund's assets and on a daily basis will reevaluate the
Fund's then maximum permitted allocation in the equity component. The objective of the formula is to preserve the principal of the Fund, primarily through allocations to the fixed income securities. The formula takes into account a number of factors, including, but not limited to:
o     The market value of the Fund's assets as compared to the Warranty
         Amount;
o     The prevailing level of interest rates;
o     Equity market volatility; and
o     The length of time remaining until the Maturity Date.

      The model may allocate between 0% to 100% of the Fund's assets to equity securities. However, initially a significant portion of the Fund's assets will be allocated to fixed income securities. It is also possible that
100% of the Fund's assets will be allocated to the debt portfolio during the
Warranty Period.

      The basic terms of the asset allocation model were determined prior to the Fund entering into the Warranty Agreement with MLBUSA. MLBUSA reviewed the asset allocation model in determining whether it was prepared to offer the Financial Warranty to the Fund and negotiated some modifications to manage its financial risk. MLBUSA has no right to require any modification to the structure of the asset allocation formula during the Warranty Period, but has discretion in certain limited circumstances to adjust certain variables in the formula. Because the model impacts MLBUSA's financial exposure, MLBUSA has a right to approve any changes that the Fund wishes to make to the model during the Warranty Period. MLBUSA has informational rights regarding the model's allocation and the Fund's portfolio during the Warranty Period, but these rights are intended to enable MLBUSA to monitor its financial exposure.
Under the terms of the Warranty Agreement, the Fund is subject to certain investment parameters during the Warranty Period. The Fund has also agreed to be bound by various covenants. If the Fund's assets are not managed in accordance with the parameters set forth in the Warranty Agreement or if the
Fund breaches these covenants, the Fund's assets could be allocated entirely to the fixed income portfolio for the remainder of the Warranty Period, or
MLBUSA may terminate the Warranty Agreement.

The Financial Warranty. The prospectus contains a detailed description of the
Warranty Agreement. The "Financial Warranty" that the Warranty Provider issues is a contractual obligation to make a payment to the Fund in the event there is a Shortfall between the Warranty Amount and the then-current net asset value of the Fund on the Maturity Date ("Shortfall"). The Financial
Warranty is not a guarantee and therefore the availability of the Financial
Warranty on the Maturity Date will be conditioned upon the Manager and the
Fund satisfying their respective obligations under the Warranty Agreement.
Should the Fund and/or the Manager fail to satisfy their respective obligations under the Warranty Agreement, the Warranty Provider is permitted to terminate the Financial Warranty and thus terminate its obligation, if any, to make any payment to the Fund on the Maturity Date. Shareholders also bear the risk that the Warranty Provider will become insolvent or otherwise fail to or become unable to satisfy its payment obligation to the Fund, if any, under the Financial Warranty. If either event were to occur, shareholders' investment in the Fund would no longer be protected by the
Financial Warranty which means their shares may be worth less than their anticipated Warranty Amount. The Fund's Board of Trustees will periodically review the financial statements of the Warranty Provider. In the event that the financial condition of the Bank has deteriorated beyond certain thresholds, the Trustees will determine whether there is a substantial likelihood that the Warranty Provider will be unable to satisfy its obligations under the Warranty Agreement. Under such circumstances the Board may, but is not obligated to, replace the Warranty Provider.

      In the event the Manager acts with negligence, recklessness, bad faith, willful misconduct or fraud and the Fund's net asset value is below a set limit, the Manager will be required to make a payment under the Warranty
Agreement in an amount equal to the amount of any reduction in the Fund's net asset value below a set limit that is directly or indirectly attributable to the Manager's conduct. Additionally, in the event the Manager is required to allocate the Fund's assets to the debt portfolio and fails to do so and such failure results in the Fund's net asset value falling below a set limit, the
Manager will be required to pay to the Warranty Provider an amount equal to the shortfall due to the Fund's assets not being so invested. The Warranty
Provider may also terminate the Financial Warranty for other reasons, as discussed in the Prospectus and this Statement of Additional Information.

      The Warranty Agreement imposes certain conditions and requirements on the Fund and the Manager. Failure to satisfy those conditions and requirements, which are described in detail in the Prospectus, gives the
Warranty Provider the ability to (i) reduce the amount of the Fund's assets invested in shares of the equity portfolio, (ii) require 100% of the Fund's assets to be invested in U.S. government securities, or (iii) terminate the
Warranty Agreement, depending on the condition or requirement. The Manager will monitor the various conditions and requirements of the Warranty
Agreement on a daily basis to ensure that the Fund and the Manager satisfy those conditions and requirements. In certain circumstances, the Warranty
Agreement provides that in the case of certain deficiencies, the Fund may have a specified period of time to cure the deficiency. In the case of other deficiencies, the Warranty Provider has the right, in its sole discretion, to either direct the Manager to allocate all of the Fund's assets to the debt portfolio, deliver to the Fund's Custodian pre-signed instructions from the
Manager instructing the Custodian to immediately allocate all of the Fund's assets to the debt portfolio or change one of the variables in the formula which would have the effect of increasing the portion of the Fund's assets allocated to the debt portfolio or in certain circumstances terminate the
Warranty Agreement. The Warranty Provider will rely on the Manager as well as on the Fund's Custodian bank for the information necessary to monitor the
Fund's and/or the Manager's compliance with the terms of the Warranty
Agreement. The attendant risks to the Fund and shareholders are if the
Manager or the Custodian bank fail to provide the information required by the
Warranty Agreement, in which case the Warranty Provider may require the Fund to invest exclusively in U.S. government securities.

      On the Maturity Date, if there is a shortfall between the Warranty
Amount and the Fund's then-current net asset value, the Warranty Provider will be required to make a payment to the Fund in the amount of the shortfall. The Shortfall amount will be determined per class of shares and then the specific shortfall amount per class of shares will be allocated to the respective class. Once the dollar amount of shortfall is allocated per class, that amount will then be divided evenly among the outstanding shares of the class to apply on a shareholder basis. The Fund will then provide those shareholders who redeem their Fund shares on the Maturity Date with their respective Warranty Amount.

      During the Warranty Period, the Fund may purchase securities or engage in investment techniques set forth in the following sections.

      |X| Investments in Equity Securities. The Fund's investments in equity securities will consist of Class Y shares of the Oppenheimer Main Street Fund
(the "Underlying Fund"). The Underlying Fund does not limit its investments in equity securities to issuers having a market capitalization of a specified size or range, and therefore can invest in securities of small-, mid- and large-capitalization issuers. At times, the Underlying Fund can focus its equity investments in securities of one or more capitalization ranges, based upon the Manager's judgment of where the best market opportunities are to seek the Underlying Fund's objective. At times, the market may favor or disfavor securities of issuers of a particular capitalization range.
Securities of small capitalization issuers may be subject to greater price volatility in general than securities of larger companies. Therefore, if the
Underlying Fund is focusing on or has substantial investments in smaller capitalization companies at times of market volatility, the Underlying Fund's share prices may fluctuate more than that of funds focusing on larger capitalization issuers. Further information about the Underlying Fund is included under "Information About the Underlying Fund" in Appendix C to this
Statement of Additional Information. The Underlying Fund's Prospectus and
Statement of Additional Information describe in detail the Underlying Fund's investment policies, risks, management, investment restrictions, strategies and types of securities in which it may invest, and contains other information about the Underlying Fund. The Prospectus, Statement of
Additional Information and annual and semi-annual reports of the Underlying
Fund are available without charge upon request by calling 1.800.525.7048.

Investment in Futures Contracts. The Fund can buy and sell S&P 500 Index futures contracts. The Standard and Poor's 500 Composite Stock Index is the
basis for trading S&P 500 futures contracts. The S&P 500 Index assigns relative values to the common stocks included in the index and its value fluctuates in response to the changes in value of the underlying stocks. The
S&P 500 Index cannot be purchased or sold directly. S&P 500 Index futures contracts are based on the future value of the basket of securities that comprise the S&P 500 Index. These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction. There is no delivery made of the underlying securities to settle the futures obligation. Either party may also settle the transaction by entering into an offsetting contract.

      No money is paid or received by the Fund on the purchase or sale of a futures contract. Upon entering into a futures transaction, the Fund will be required to deposit an initial margin payment with the futures commission merchant (the "futures broker"). Initial margin payments will be deposited with the Fund's custodian bank in an account registered in the futures broker's name. However, the futures broker can gain access to that account only under specified conditions. As the futures contract is marked to market
(that is, its value on the Fund's books is changed) to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker daily.

      At any time prior to expiration of the futures contract, the Fund can elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and any additional cash must be paid by or released to the Fund. Any loss or gain on the futures contract is then realized by the Fund for tax purposes. All stock index futures contracts are effected through a clearinghouse associated with the exchange on which the contracts are traded. There can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular contract at a particular time. If the Fund is not able to enter into an offsetting transaction, it will continue to be required to maintain the margin deposits on the contract.

      The prices of futures contracts are volatile and are influenced by, among other things, actual and anticipated changes in interest rates and equity prices, which in turn are affected by fiscal and monetary policies and national and international political and economic events.

      When the Fund buys or sells a futures contract, unless it already owns an offsetting position, it will designate cash having an aggregate value at least equal to the full "notional" value of the futures contract, thereby ensuring that the leveraging effect of such futures contract is minimized, in accordance with regulatory requirements.

      |X|  Investments  in Bonds  and  Other  Debt  Securities.  The Fund will invest in U.S.  government  securities to seek its  investment  objective.  In general,  debt  securities are also subject to two types of risk:  credit risk and interest rate risk.

         o Credit  Risk.  Credit risk  relates to the ability of the issuer to meet  interest or  principal  payments  or both as they become due.  The fixed
income  component  of  the  Fund's  portfolio   consist  of  U.S.   government
securities.  U.S.  government  securities,  although  unrated,  are  generally considered to be equivalent  to securities in the highest  rating  categories.
Investment-grade  bonds are bonds  rated at least  "Baa" by Moody's  Investors
Service,  Inc.,  or at least  "BBB" by  Standard  & Poor's  Rating  Service or
Fitch, Inc., or that have comparable ratings by another  nationally-recognized rating organization.

         o Interest Rate Risk.  Interest rate risk refers to the  fluctuations in value of debt securities  resulting from the inverse  relationship  between price and yield. For example,  an increase in general interest rates will tend to reduce the market value of  already-issued  debt securities,  and a decline in general  interest  rates will tend to increase  their  value.  In addition, debt securities having longer maturities tend to offer higher yields,  but are subject to potentially greater  fluctuations in value from changes in interest rates than obligations having shorter maturities.

      Fluctuations in the market value of debt securities  after the Fund buys them will not affect the interest income payable on those  securities  (unless the  security  pays  interest  at a  variable  rate  pegged to  interest  rate
changes).   However,  those  price  fluctuations  will  be  reflected  in  the valuations of the  securities,  and therefore the Fund's net asset values will be affected by those fluctuations.

      |X| U.S.  Government  Securities.  U.S.  government  securities the Fund buys  will  include  non-callable  general  obligations  of the U.S.  Treasury backed by the full faith and credit of the U.S. government.

         o U.S.  Treasury  Obligations.  These include  Treasury  bills (which have  maturities of one year or less when issued),  Treasury notes (which have maturities  of more  than one  year  and up to ten  years  when  issued),  and
Treasury  bonds (which have  maturities  of more than ten years when  issued).
Treasury  securities  are  backed by the full  faith and  credit of the United
States as to timely  payments of interest and  repayments of principal.  Other
U.S. Treasury  obligations the Fund can buy include U. S. Treasury  securities that  have  been  "stripped"  by a  Federal  Reserve  Bank,  zero-coupon  U.S.
Treasury securities described below.

      |X|   Zero-Coupon   Securities.   The  Fund  can  buy   zero-coupon  and
delayed-interest  securities.  The Fund can buy U.S.  Treasury  notes or bonds that have been stripped of their  interest  coupons,  and U.S.  Treasury bills issued without interest coupons,  and certificates  representing  interests in stripped securities.

      Zero-coupon  securities do not make periodic  interest  payments and are sold at a deep discount from their face value.  The buyer recognizes a rate of return  determined  by the  gradual  appreciation  of the  security,  which is redeemed at face value on a specified  maturity date. This discount depends on the time remaining until maturity,  as well as prevailing  interest rates, the liquidity of the security and the credit  quality of the issuer.  The discount
typically  decreases  as  the  maturity  date  approaches.   Some  zero-coupon
securities are  convertible,  in that they are zero-coupon  securities until a predetermined  date, at which time they convert to a security with a specified coupon rate.

      Because   zero-coupon   securities   pay  no   interest   and   compound
semi-annually at the rate fixed at the time of their issuance,  their value is generally more volatile than the value of other debt  securities.  Their value may fall more dramatically than the value of interest-bearing  securities when
interest  rates  rise.  When  prevailing  interest  rates  fall,   zero-coupon
securities  tend to rise more rapidly in value  because they have a fixed rate of return.

      The Fund's  investment in  zero-coupon  securities may cause the Fund to recognize  income and make  distributions  to shareholders  before it receives any cash payments on the zero-coupon  investment.  To generate cash to satisfy
those  distribution  requirements,   the  Fund  may  have  to  sell  portfolio
securities  that it  otherwise  might  have  continued  to hold or to use cash flows from other sources such as the sale of Fund shares.

      |X| Money Market  Instruments.  The following is a brief  description of the types of the U.S. dollar  denominated money market securities the Fund can
invest  in.  Money  market  securities  are   high-quality,   short-term  debt
instruments that may be issued by the U.S. government,  corporations, banks or other  entities.  They may have fixed,  variable or floating  interest  rates.
During the Offering Period the Fund will invest its assets in:

         o U.S.  Government  Securities.  These include  obligations issued or
guaranteed   by   the   U.S.   government   or  any   of   its   agencies   or
instrumentalities, described above.

         o Bank Obligations.  The Fund can buy time deposits,  certificates of deposit and bankers' acceptances. They must be:
            o obligations  issued or guaranteed by a domestic bank  (including a foreign  branch of a domestic  bank) having total assets of at least U.S. $1 billion, or
o     obligations  of a foreign  bank with total  assets of at least  U.S.  $1 billion.

      "Banks"  include  commercial  banks,  savings banks and savings and loan associations,  which  may  or may  not  be  members  of  the  Federal  Deposit
Insurance Corporation.

         o Commercial  Paper. The Fund can invest in commercial paper if it is rated within the top three rating  categories of Standard & Poor's and Moody's or other rating organizations.

      If  the  paper  is  not  rated,  it may  be  purchased  if  the  Manager determines  that it is comparable to rated  commercial  paper in the top three rating categories of national rating organizations.

      The Fund can buy commercial paper, including U.S. dollar-denominated securities of foreign branches of U.S. banks, issued by other entities if the commercial paper is guaranteed as to principal and interest by a bank, government or corporation whose certificates of deposit or commercial paper may otherwise be purchased by the Fund.

      During the Warranty Period, the Fund may invest in bank deposits, commercial paper and U.S. government securities (excluding U.S. government zero coupon securities), having a remaining maturity of 90 days or less. The bank deposits will include demand and time deposits in, certificates of deposit of, and bankers' acceptances issued by, any U.S. depository institution or trust company. The bank deposits and commercial paper must have a credit rating of at least "P-1" by Moody's Investors Service, Inc. and at least "A-1" by Standard & Poor's Rating Services, and the issuer thereof must have at the time of such investment a long-term credit rating of at least "Aa3" by Moody's or at least "AA" by S&P.

      |X| Borrowing. The Fund may borrow for temporary or emergency purposes only to the extent necessary in emergency situations to meet redemption requests after using all cash held by the Fund to meet such redemption requests, other than cash necessary to pay Fund fees and expenses. Currently, under the 1940 Act, a mutual fund may borrow only from banks and the maximum amount it may borrow is up to one-third of its total assets (including the amount borrowed less its liabilities, other than borrowings), except that a fund may borrow up to 5% of its total assets for temporary purposes from any person. Under the 1940 Act, there is a rebuttable presumption that a loan is temporary if it is repaid within 60 days and not extended or renewed. As a matter of fundamental policy, the Fund is authorized to borrow up to the limits set forth in the 1940 Act. During periods of substantial borrowings, the value of the Fund's assets would be reduced due to the added expense of interest on borrowed monies. The Fund is authorized to borrow, and to pledge assets to secure such borrowings, up to the maximum extent permissible under the 1940 Act (i.e., presently 50% of net assets). Any such borrowing will be made only pursuant to the requirements of the 1940 Act and will be made only to the extent that the value of each Fund's assets less its liabilities, other than borrowings, is equal to at least 300% of all borrowings including the proposed borrowing. If the value of a Fund's assets, so computed, should fail to meet the 300% asset coverage requirement, the Fund is required, within three days to reduce its bank debt to the extent necessary to meet such requirement and may have to sell a portion of its investments at a time when independent investment judgment would not dictate such sale. Interest on money borrowed is an expense the Fund would not otherwise incur, so that it may have little or no net investment income during periods of substantial borrowings. Since substantially all of a Fund's assets fluctuate in value, but borrowing obligations are fixed when the Fund has outstanding borrowings, the net asset value per share of a Fund correspondingly will tend to increase and decrease more when the Fund's assets increase or decrease in value than would otherwise be the case.

         The Fund will pay interest on these loans, and that interest expense will raise the overall expenses of the Fund and reduce its returns. If it does borrow, its expenses will be greater than comparable funds that do not borrow for leverage. Additionally, the Fund's net asset value per share might fluctuate more than that of funds that do not borrow. Currently, the Fund does not contemplate using this technique, but if it does so, it will not likely do so to a substantial degree.

      |X| Portfolio Turnover. "Portfolio turnover" describes the rate at which the Fund traded its portfolio securities during its previous fiscal year. For example, if a fund sold all of its securities during the year, its portfolio turnover rate would have been 100%. The Fund's portfolio turnover rate will fluctuate from year to year, and the Fund can have a portfolio turnover rate of 100% or more. Increased portfolio turnover creates higher brokerage and transaction costs for the Fund, which may reduce its overall performance. Additionally, the realization of capital gains from selling portfolio securities may result in distributions of taxable long-term capital gains to shareholders, since the Fund will normally distribute all of its capital gains realized each year, to avoid excise taxes under the Internal
Revenue Code. As a result of the Fund's dynamic asset allocation model, the
Fund may have a higher portfolio turnover rate than other mutual funds.

Investment in Other Investment Companies. As stated above, the Fund can invest in the Class Y shares of Oppenheimer Main Street Fund, subject to the limits set forth in the Investment Company Act of 1940 (the "Investment
Company Act") or any exemption therefrom that apply to those types of investments and any percentage limit established, from time to time, by the asset allocation formula described in the Warranty Agreement. Investing in another investment company may involve the payment of substantial premiums above the value of such investment company's portfolio securities and is subject to limitations under the Investment Company Act. As a shareholder of an investment company, the Fund will be subject to its ratable share of that investment company's expenses, including its advisory and administration expenses.

Investment Restrictions

      |X| What Are "Fundamental Policies?" Fundamental policies are those policies that the
Fund has adopted to govern its investments that can be changed only by the vote of a "majority" of the Fund's outstanding voting securities. Under the
Investment Company Act, a "majority" vote is defined as the vote of the holders of the lesser of:
      o  67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or
      o  more than 50% of the outstanding shares.

      The Fund's investment objective is a fundamental policy. Other policies described in the Prospectus or this Statement of Additional Information are
"fundamental" only if they are identified as such. The Fund's Board of
Trustees can change non-fundamental policies without shareholder approval.
However, significant changes to investment policies will be described in supplements or updates to the Prospectus or this Statement of Additional
Information, as appropriate. The Fund's most significant investment policies are described in the Prospectus.

The Underlying Fund's investment objective is a fundamental policy. Other policies described in the Underlying Fund's Prospectus or its Statement of
Additional Information and in Appendix C to this Statement of Additional
Information are "fundamental" only if they are identified as such. The
Underlying Fund's Board of Directors can change non-fundamental policies without shareholder approval. However, significant changes to investment policies will be described in supplements or updates to the Underlying Fund's
Prospectus or Statement of Additional Information, as appropriate. The
Underlying Fund's most significant investment policies are described in its
Prospectus as well as in the Oppenheimer Principal Protected Main Street Fund
III Prospectus.

      |X| Does the Fund Have Additional Fundamental Policies? The following investment restrictions are fundamental policies of the Fund.

      o  The Fund cannot concentrate investments. That means it cannot invest
25% or more of its total assets in any industry. However, there is no limitation on investments in affiliated funds and obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

o     The Fund cannot invest in commodities. However, the Fund can buy and sell any of the derivative instruments or hedging instruments permitted by any of its other policies. It does not matter if the derivative instrument or hedging instrument is considered to be a commodity or commodity contract.

      o  The Fund cannot invest in real estate or in interests in real estate. However, the Fund can purchase securities of issuers holding real estate or interests in real estate (including securities of real estate investment trusts).

      o  The Fund cannot underwrite securities of other companies. A permitted exception is in case it is deemed to be an underwriter under the
Securities Act of 1933 when reselling any securities held in its own portfolio.

      o  The Fund cannot issue "senior securities," but this does not prohibit certain investment activities for which assets of the Fund are designated as segregated, or margin, collateral or escrow arrangements are established, to cover the related obligations. Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivatives, hedging instruments, options or futures.

o     The Fund cannot borrow money, except to the extent permitted under the
Investment Company Act, the rules or regulations thereunder or any exemption therefrom that is applicable to the Fund, as such statutes, rules or regulations may be amended or interpreted from time to time.

o     The Fund cannot make loans except (a) through lending of securities,
(b) through the purchase of debt instruments or similar evidences of indebtedness, (c) through an interfund lending program with other affiliated funds, and (d) through repurchase agreements.

o     The Fund cannot buy securities issued or guaranteed by any one issuer if more than 5% of its total assets would be invested in securities of that issuer or it would then own more than 10% of that issuer's voting securities.
This limit applies to 75% of the Fund's total assets. The limit does not apply to securities issued by the U.S. Government or any of its agencies or instrumentalities, or securities of other affiliated investment companies.

|X| Does the Underlying Fund Have Additional Fundamental Policies? The
following investment restrictions are Fundamental policies of the Underlying
Fund.

      o The Underlying Fund cannot concentrate investments. That means it cannot invest 25% or more of its total assets in any industry. However, there is no limitation on investments in U.S. government securities.

      o The Underlying Fund cannot invest in commodities. However, the
Underlying Fund can buy and sell any of the hedging instruments permitted by any of its other policies. It does not matter if the hedging instrument is considered to be a commodity or commodity contract.

      o The Underlying Fund cannot invest in real estate or in interests in real estate. However, the Underlying Fund can purchase securities of issuers holding real estate or interests in real estate (including securities of real estate investment trusts).

      o The Underlying Fund cannot underwrite securities of other companies.
A permitted exception is in case it is deemed to be an underwriter under the
Securities Act of 1933 when reselling any securities held in its own portfolio.

      o The Underlying Fund cannot issue "senior securities," but this does not prohibit certain investment activities for which assets of the Fund are designated as segregated, or margin, collateral or escrow arrangements are established, to cover the related obligations. Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivatives, hedging instruments, options or futures.

      o The Underlying Fund cannot borrow money in excess of 33 1/3% of the value of its total assets (including the amount borrowed). The Underlying
Fund may borrow only from banks and/or affiliated investment companies. With respect to this fundamental policy, the Underlying Fund can borrow only if it maintains a 300% ratio of assets to borrowings at all times in the manner set forth in the Investment Company Act.

      o The Underlying Fund cannot make loans except (a) through lending of securities, (b) through the purchase of debt instruments or similar evidences of indebtedness, (c) through an interfund lending program with other affiliated funds, and (d) through repurchase agreements

      o The Underlying Fund cannot buy securities issued or guaranteed by any one issuer if more than 5% of its total assets would be invested in securities of that issuer or it would then own more than 10% of that issuer's voting securities. This limit applies to 75% of the Underlying Fund's total assets. The limit does not apply to securities issued by the U.S. Government or any of its agencies or instrumentalities, or securities of other investment companies.

      Unless the Prospectus or this Statement of Additional Information states that a percentage restriction applies on an ongoing basis, it applies only at the time the Fund makes an investment. The Fund need not sell securities to meet the percentage limits if the value of the investment increases in proportion to the size of the Fund.

      For purposes of the Fund's policy not to concentrate its investments as described above, the Fund has adopted as a non-fundamental policy the industry classifications set forth in Appendix A to this Statement of
Additional Information. The Fund does not intend to concentrate its investments in a group of industries.

How the Fund is Managed

Organization and History. The Fund is a "series" of Oppenheimer Principal
Protected Trust III. That Trust is an open-end, management investment company organized as a Massachusetts business trust in March 2004. The Fund is a diversified mutual fund and commenced operations on September 27, 2004.

Classes of Shares. The Trustees are authorized, without shareholder approval, to create new series and classes of shares. The Trustees may reclassify unissued shares of the Fund into additional series or classes of shares. The
Trustees also may divide or combine the shares of a class into a greater or lesser number of shares without changing the proportionate beneficial interest of a shareholder in the Fund. Shares do not have cumulative voting rights or preemptive or subscription rights. Shares may be voted in person or by proxy at shareholder meetings.

      The Fund currently has four classes of shares: Class A, Class B, Class
C and Class N shares. All classes invest in the same investment portfolio.
Each class of shares:
o     has its own dividends and distributions,
o     pays certain expenses which may be different for the different classes,
o     may have a different net asset value,
o     may have separate voting rights on matters in which interests of one class are different from interests of another class, and
o     votes as a class on matters that affect that class alone.
      Shares are freely transferable, and each share of each class has one vote at shareholder meetings, with fractional shares voting proportionally on matters submitted to the vote of shareholders. Each share of the Fund represents an interest in the Fund proportionately equal to the interest of each other share of the same class.

Meetings of Shareholders. As a Massachusetts business trust, the Fund is not required to hold, and does not plan to hold, regular annual meetings of shareholders but may do so from time to time on important matters or when required to do so by the Investment Company Act or other applicable law.
Shareholders have the right, upon declaration in writing or vote of two-thirds of the outstanding shares of the Fund, to remove a Trustee or to take certain other action described in the Declaration of Trust.

      The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of 10% of its outstanding shares. If the Trustees receive a request from at least ten shareholders stating that they wish to communicate with other shareholders to request a meeting to remove a Trustee, the Trustees will then either make the
Fund's shareholder list available to the applicants or mail their communication to all other shareholders at the applicants' expense. The shareholders making the request must have been shareholders for at least six months and must hold shares of the Fund valued at $25,000 or more or constituting at least 1% of the Fund's outstanding shares. The Trustees may also take other action as permitted by the Investment Company Act.

      Shareholder and Trustee Liability. The Trust's Declaration of Trust
contains an express disclaimer of shareholder or Trustee liability for the
Trust's obligations. It also provides for indemnification and reimbursement of expenses out of the Trust's property for any shareholder held personally liable for its obligations. The Declaration of Trust also states that upon request, the Trust shall assume the defense of any claim made against a shareholder for any act or obligation of a Fund and shall satisfy any judgment on that claim. Massachusetts law permits a shareholder of a business trust (such as the Trust) to be held personally liable as a "partner" under certain circumstances. However, the risk that a Fund shareholder will incur financial loss from being held liable as a "partner" of the Trust is limited to the relatively remote circumstances in which the Trust would be unable to meet its obligations.

      The Trust's contractual arrangements state that any person doing business with the Trust and each Fund (and each shareholder of a Fund) agrees under its Declaration of Trust to look solely to the assets of each series for satisfaction of any claim or demand that may arise out of any dealings with that series. Additionally, the Trustees shall have no personal liability to any such person, to the extent permitted by law.

Board of Trustees and Oversight Committees. The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders under Massachusetts law. The Trustees meet periodically throughout the year to oversee the Fund's activities, review its performance, and review the actions of the Manager.

      The Board of Trustees has an Audit Committee, a Review Committee and a
Governance Committee. The Audit Committee is comprised solely of Independent
Trustees. The members of the Audit Committee are Edward L. Cameron
(Chairman), William L. Armstrong and George C. Bowen.  The Audit Committee
furnishes the Board with recommendations regarding the selection of the
Trust's independent auditors. Other main functions of the Audit Committee include, but are not limited to: (i) reviewing the scope and results of financial statement audits and the audit fees charged; (ii) reviewing reports from the Trust's independent auditors regarding the Fund's internal accounting procedures and controls; (iii) review reports from the Manager's
Internal Audit Department; (iv) maintaining a separate line of communication between the Fund's independent auditors and its independent Trustees; and (v)
exercise all other functions outlined in the Audit Committee Charter, including but not limited to reviewing the independence of the Fund's independent auditors and the pre-approval of the performance by the Fund's independent auditors of any non-audit services, including tax service, for the Fund and the Manager and certain affiliates of the Manager that is not prohibited by the Sarbanes-Oxley Act.

      The Audit Committee's functions include selecting and nominating, to the full Board, nominees for election as Trustees, and selecting and nominating Independent Trustees for election. The Audit Committee may, but need not, consider the advice and recommendation of the Manager and its affiliates in selecting nominees. The full Board elects new trustees except for those instances when a shareholder vote is required.

      To date, the Committee has been able to identify from its own resources an ample number of qualified candidates. Nonetheless, shareholders may submit names of individuals, accompanied by complete and properly supported resumes, for the Audit Committee's consideration by mailing such information to the
Committee in care of the Trust. The Committee may consider such persons at such time as it meets to consider possible nominees. The Committee, however, reserves sole discretion to determine the candidates to present to the Board and/or shareholders when it meets for the purpose considering potential nominees.

      The members of the Review Committee are Jon S. Fossel (Chairman),
Robert G. Avis, Sam Freedman, Beverly Hamilton and F. William Marshall, Jr.
Among other functions, the Review Committee reviews reports and makes recommendations to the Board concerning the fees paid to the Trust's transfer agent and the services provided to each Fund by the transfer agent. The
Review Committee also reviews each Fund's investment performance and policies and procedures adopted by the Trust to comply with Investment Company Act and other applicable law.

      The members of the Governance Committee are Robert Malone (Chairman),
William Armstrong, Beverly Hamilton and F. William Marshall, Jr.  The
Governance Committee was established in August 2004 and did not hold any meetings during the Fund's fiscal year ended August 31, 2004. The Governance
Committee is expected to review general governance matters.

Trustees and Officers of the Fund. Except for Mr. Murphy, each of the
Trustees is an "Independent Trustee." Mr. Murphy is an "Interested Trustee,"
because he is affiliated with the Manager by virtue of his positions as an officer and director of the Manager, and as a shareholder of its parent company. Mr. Murphy was elected as a Trustee of the Fund with the understanding that in the event he ceases to be the chief executive officer of the Manager, he will resign as a trustee of the Fund and the other Board
II Funds (defined below) for which he is a trustee or director.

      The Trust's Trustees and officers and their positions held with the
Trust and length of service in such position(s) and their principal occupations and business affiliations during the past five years are listed in the chart below. The information for the Trustees also includes the dollar range of shares of the Fund as well as the aggregate dollar range of shares beneficially owned in any of the Oppenheimer funds overseen by the Trustees.
All of the Trustees are also trustees or directors of the following
Oppenheimer funds (except for Ms. Hamilton and Mr. Malone, who are not
Trustees of Oppenheimer Senior Floating Rate Fund and Mr. Murphy is not a
Trustee or Managing General Partner of any of the Centennial funds) (referred to as "Board II Funds"):

                                           Oppenheimer   Principal   Protected
Oppenheimer Cash Reserves                  Trust II
Oppenheimer Champion Income Fund           Oppenheimer Real Asset Fund
                                           Oppenheimer  Senior  Floating  Rate
Oppenheimer Capital Income Fund            Fund
Oppenheimer Equity Fund, Inc.              Oppenheimer Strategic Income Fund
Oppenheimer High Yield Fund                Oppenheimer Variable Account Funds
Oppenheimer International Bond Fund        Panorama Series Fund, Inc.
Oppenheimer Integrity Funds
Oppenheimer Limited-Term Government Fund   Centennial America Fund, L. P.
                                           Centennial  California  Tax  Exempt
Oppenheimer Main Street Funds, Inc.        Trust
Oppenheimer Main Street Opportunity Fund   Centennial Government Trust
Oppenheimer Main Street Small Cap Fund     Centennial Money Market Trust
                                           Centennial   New  York  Tax  Exempt
Oppenheimer Municipal Fund                 Trust
Oppenheimer Principal Protected Trust      Centennial Tax Exempt Trust

      Present or former  officers,  directors,  trustees  and  employees  (and their immediate  family members) of the Trust, the Manager and its affiliates, and retirement plans  established by them for their employees are permitted to purchase  Class A shares of the Funds and the other  Oppenheimer  funds at net asset  value  without  sales  charge.  The sales  charges on Class A shares is waived for that group because of the  economies of sales  efforts  realized by the Distributor.

      Messrs. Murphy, Manioudakis, Molleur, Vottiero, Schadt, Wixted and
Zack, and Mses. Bechtolt, Feld and Ives who are officers of the Trust, respectively hold the same offices with one or more of the other Board II
Funds as with the Trust. Each Independent Trustee, and his family members, do not own securities of either the Manager or Distributor of the Board II Funds or any person directly or indirectly controlling, controlled by or under common control with the Manager or Distributor.

      The address of each Independent Trustee in the chart below is 6803 S.
Tucson Way, Centennial, CO 80112. Each Trustee serves for an indefinite term, until his or her resignation, retirement, death or removal.

-------------------------------------------------------------------------------------

                                Independent Trustees

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Name,               Principal Occupation(s) During Past 5     Dollar     Aggregate
                                                                         Dollar
                                                                         Range Of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                    Years;                                    Range of   Any of the
Position(s) Held    Other Trusteeships/Directorships Held by  Shares     Oppenheimer
with Fund,          Trustee;                                  BeneficiallFunds
Length of Service,  Number of Portfolios in Fund Complex      Owned in   Overseen
Age                 Currently Overseen by Trustee             the Fund   by Trustee

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

                                                                As of December 31,
                                                                       2002

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

William L.          Chairman   of   the   following   private None       $50,001-
Armstrong,          mortgage banking companies:  Cherry Creek            $100,000
Chairman Trustee    Mortgage     Company     (since    1991),
since2003           Centennial  State Mortgage Company (since
Age: 66             1994),   The  El  Paso  Mortgage  Company
                    (since   1993),    Transland    Financial
                    Services,  Inc. (since 1997); Chairman of
                    the following  private  companies:  Great
                    Frontier  Insurance   (insurance  agency)
                    (since    1995),     Ambassador     Media
                    Corporation and Broadway  Ventures (since
                    1984);   a  director  of  the   following
                    public  companies:   Helmerich  &  Payne,
                    Inc.  (oil  and  gas  drilling/production
                    company)  (since 1992) and  UNUMProvident
                    (insurance  company)  (since  1991).  Mr.
                    Armstrong is also a  Director/Trustee  of
                    Campus   Crusade   for   Christ  and  the
                    Bradley  Foundation.  Formerly a director
                    of  the  following:   Storage  Technology
                    Corporation  (a  publicly-held   computer
                    equipment company)  (1991-February 2003),
                    International     Family    Entertainment
                    (television   channel)   (1992-1997)  and
                    Natec  Resources,   Inc.  (air  pollution
                    control  equipment and services  company)
                    (1991-1995),  Frontier Real Estate,  Inc.
                    (residential   real   estate   brokerage)
                    (1994-1999),  and  Frontier  Title (title
                    insurance  agency)  (1995-June  1999);  a
                    U.S.   Senator   (January    1979-January
                    1991).  Oversees  39  portfolios  in  the
                    OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Robert G. Avis,     Formerly,  Director and President of A.G. None       $1-$10,000
Trustee since 2003  Edwards  Capital,  Inc.  (General Partner
Age: 71             of private equity funds) (until  February
                    2001);  Chairman,   President  and  Chief
                    Executive   Officer   of   A.G.   Edwards
                    Capital,  Inc.  (until March 2000);  Vice
                    Chairman  and  Director of A.G.  Edwards,
                    Inc. and Vice Chairman of A.G.  Edwards &
                    Sons,   Inc.   (its   brokerage   company
                    subsidiary) (until March 1999);  Chairman
                    of A.G.  Edwards Trust Company and A.G.E.
                    Asset  Management   (investment  advisor)
                    (until  March   1999);   and  a  Director
                    (until  March  2000)  of A.G.  Edwards  &
                    Sons  and  A.G.  Edwards  Trust  Company.
                    Oversees    39    portfolios    in    the
                    OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

George C. Bowen,    Formerly (until April 1999):  Senior Vice None       Over
Trustee since 2003  President   (from   September  1987)  and            $100,000
Age: 66             Treasurer   (from   March  1985)  of  the
                    Manager;  Vice President (from June 1983)
                    and  Treasurer   (since  March  1985)  of
                    OppenheimerFunds   Distributor,  Inc.  (a
                    subsidiary of the  Manager);  Senior Vice
                    President    (since    February    1992),
                    Treasurer  (since  July  1991)  Assistant
                    Secretary and a director  (since December
                    1991)  of  Centennial   Asset  Management
                    Corporation;    Vice   President   (since
                    October 1989) and Treasurer  (since April
                    1986)  of  HarbourView  Asset  Management
                    Corporation   (an   investment   advisory
                    subsidiary  of the  Manager);  President,
                    Treasurer    and   a    director    (June
                    1989-January  1990) of Centennial Capital
                    Corporation   (an   investment   advisory
                    subsidiary   of   the   Manager);    Vice
                    President  and  Treasurer  (since  August
                    1978) and  Secretary  (since  April 1981)
                    of   Shareholder   Services,    Inc.   (a
                    transfer   agent    subsidiary   of   the
                    Manager);  Vice President,  Treasurer and
                    Secretary   (since   November   1989)  of
                    Shareholder  Financial Services,  Inc. (a
                    transfer   agent    subsidiary   of   the
                    Manager);   Assistant   Treasurer  (since
                    March  1998) of  Oppenheimer  Acquisition
                    Corp.      (the     Manager's      parent
                    corporation);  Treasurer  (since November
                    1989)    of    Oppenheimer    Partnership
                    Holdings,   Inc.   (a   holding   company
                    subsidiary   of   the   Manager);    Vice
                    President  and   Treasurer   (since  July
                    1996)   of    Oppenheimer    Real   Asset
                    Management,  Inc. (an investment advisory
                    subsidiary   of   the   Manager);   Chief
                    Executive  Officer  and  director  (since
                    March  1996)  of  MultiSource   Services,
                    Inc. (a  broker-dealer  subsidiary of the
                    Manager);  Treasurer (since October 1997)
                    of  OppenheimerFunds  International  Ltd.
                    and  Oppenheimer   Millennium  Funds  plc
                    (offshore  fund  management  subsidiaries
                    of the  Manager).  Oversees 39 portfolios
                    in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Edward L. Cameron,  A  member  of The  Life  Guard  of  Mount None       $50,001-
Trustee since 2003  Vernon,  George  Washington's home (since            $100,000
Age: 64             June  2000).  Formerly  (March 2001 - May
                    2002)  Director of Genetic  ID, Inc.  and
                    its   subsidiaries   (a  privately   held
                    biotech   company);    a   partner   with
                    PricewaterhouseCoopers      LLP     (from
                    1974-1999)  (an   accounting   firm)  and
                    Chairman    (from    1994-1998),    Price
                    Waterhouse    LLP    Global    Investment
                    Management   Industry   Services   Group.
                    Oversees    39    portfolios    in    the
                    OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Jon S. Fossel,      Chairman  and  Director  (since  1998) of None       Over
Trustee since 2003  Rocky    Mountain   Elk   Foundation   (a            $100,000
Age: 61             not-for-profit    foundation);    and   a
                    director  (since  October  1999)  of P.R.
                    Pharmaceuticals    (a   privately    held
                    company) and  UNUMProvident (an insurance
                    company)  (since June 1, 2002).  Formerly
                    Chairman  and a director  (until  October
                    1996) and President  and Chief  Executive
                    Officer   (until  October  1995)  of  the
                    Manager;   President,   Chief   Executive
                    Officer  and a  director  of  Oppenheimer
                    Acquisition Corp.,  Shareholders Services
                    Inc.    and    Shareholder     Financials
                    Services,   Inc.  (until  October  1995).
                    Oversees    39    portfolios    in    the
                    OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Sam Freedman,       Director    of    Colorado    Uplift   (a None       Over
Trustee since 2003  non-profit   charity)  (since   September            $100,000
Age: 62             1984).  Formerly (until October 1994) Mr.
                    Freedman   held   several   positions  in
                    subsidiary  or  affiliated  companies  of
                    the Manager.  Oversees 39  portfolios  in
                    the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Beverly L.          Trustee   (since   1996)  of   MassMutual None       $10,001-$50,000
Hamilton,           Institutional  Funds  and of  MML  Series
Trustee since 2003  Investment   Fund  (open-end   investment
Age: 56             companies);   Director  of  MML  Services
                    (since  April  1987)  and  America  Funds
                    Emerging   Markets   Growth  Fund  (since
                    October   1991)   (both  are   investment
                    companies),  The California  Endowment (a
                    philanthropy  organization)  (since April
                    2002),   and   Community    Hospital   of
                    Monterey   Peninsula,   (since   February
                    2002);  a trustee  (since  February 2000)
                    of  Monterey  International  Studies  (an
                    educational    organization),    and   an
                    advisor to Unilever  (Holland)'s  pension
                    fund and to Credit Suisse First  Boston's
                    Sprout   venture   capital   unit.   Mrs.
                    Hamilton   also  is  a   member   of  the
                    investment  committees of the Rockefeller
                    Foundation,  the  University  of Michigan
                    and    Hartford    Hospital.    Formerly,
                    President   (February   1991-April  2000)
                    ARCO   Investment   Management   Company.
                    Oversees    40    portfolios    in    the
                    OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Robert J. Malone,   Director    (since    2001)    of   Jones None       Over
Trustee since 2003  Knowledge,   Inc.   (a   privately   held            $100,000
Age: 58             company), U.S. Exploration,  Inc., (since
                    1997),   Colorado  UpLIFT  (a  non-profit
                    organization)  (since 1986) and a trustee
                    of  the   Gallagher   Family   Foundation
                    (non-profit  organization)  (since 2000).
                    Formerly,   Chairman  of  U.S.   Bank  (a
                    subsidiary  of U.S.  Bancorp and formerly
                    Colorado     National     Bank,)    (July
                    1996-April  1,  1999) and a  director  of
                    Commercial   Assets,    Inc.   (a   REIT)
                    (1993-2000).  Oversees 38  portfolios  in
                    the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

F. William          Trustee   (since   1996)  of   MassMutual None       Over
Marshall, Jr.,      Institutional  Funds  and of  MML  Series            $100,000
Trustee since 2003  Investment   Fund  (open-end   investment
Age: 60             companies);    Trustee    (since   1987),
                    Chairman  of the Board  (since  2003) and
                    Chairman  of  the  investment   committee
                    (since 1994) for the  Worcester  Polytech
                    Institute;    President   and   Treasurer
                    (since  January  1999) of the SIS Fund (a
                    private not for profit  charitable fund);
                    Trustee  (since 1995) of the  Springfield
                    Library and Museum  Association;  Trustee
                    (since  1996)  of  the  Community   Music
                    School of Springfield.  Formerly,  member
                    of  the   investment   committee  of  the
                    Community     Foundation    of    Western
                    Massachusetts  (1998  -  2003);  Chairman
                    (January  1999-July 1999) of SIS & Family
                    Bank,   F.S.B.   (formerly   SIS   Bank);
                    President,  Chief  Executive  Officer and
                    Director (May 1993-December  1998) of SIS
                    Bankcorp,  Inc.  and SIS  Bank  (formerly
                    Springfield  Institution for Savings) and
                    Executive   Vice    President    (January
                    1999-July   1999)  of  Peoples   Heritage
                    Financial   Group,   Inc.   Oversees   41
                    portfolios   in   the    OppenheimerFunds
                    complex.

-------------------------------------------------------------------------------------

      The address for Mr. Murphy in the chart below is Two World Financial
Center, 225 Liberty Street, 11th Floor, New York, NY 10281-1008. Mr. Murphy
serves for an indefinite term, until his resignation, death or removal.

-------------------------------------------------------------------------------------

                           Interested Trustee and Officer

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Name,                   Principal Occupation(s) During Past   Dollar     Aggregate
                                                                         Dollar
                                                                         Range of
                                                                         Shares
                                                                         Beneficially
                                                                         Owned in
                                                              Range of   Any of the
Position(s) Held with                                         Shares     Oppenheimer
Fund,                                                         BeneficiallFunds
Length of Service,                                            Owned in   Overseen
Age                     5 Years                               the Fund   by Trustee

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

John V. Murphy,         Chairman, Chief Executive Officer     None       Over
President and Trustee   and director (since June 2001) and               $100,000
since 2003              President (since September 2000) of
Age: 54                 the Manager; President and a
                        director or trustee of other
                        Oppenheimer funds; President and a
                        director (since July 2001) of
                        Oppenheimer Acquisition Corp. and of
                        Oppenheimer Partnership Holdings,
                        Inc.; a director (since November
                        2001) of OppenheimerFunds
                        Distributor, Inc.; Chairman and a
                        director (since July 2001) of
                        Shareholder Services, Inc. and of
                        Shareholder Financial Services,
                        Inc.; President and a director
                        (since July 2001) of
                        OppenheimerFunds Legacy Program (a
                        charitable trust program established
                        by the Manager); a director of the
                        following investment advisory
                        subsidiaries of OppenheimerFunds,
                        Inc.: OFI Institutional Asset
                        Management, Inc. and Centennial
                        Asset Management Corporation (since
                        November 2001), HarbourView Asset
                        Management Corporation and OFI
                        Private Investments, Inc. (since
                        July 2001); President (since
                        November 1, 2001) and a director
                        (since July 2001) of Oppenheimer
                        Real Asset Management, Inc.; a
                        director (since November 2001) of
                        Trinity Investment Management Corp.
                        and Tremont Advisers, Inc.
                        (investment advisory affiliates of
                        the Manager); Executive Vice
                        President (since February 1997) of
                        Massachusetts Mutual Life Insurance
                        Company (the Manager's parent
                        company); a director (since June
                        1995) of DLB Acquisition Corporation
                        (a holding company that owns shares
                        of David L. Babson & Company, Inc.);
                        formerly, Chief Operating Officer
                        (September 2000-June 2001) of the
                        Manager; President and trustee
                        (November 1999-November 2001) of MML
                        Series Investment Fund and
                        MassMutual Institutional Funds
                        (open-end investment companies); a
                        director (September 1999-August
                        2000) of C.M. Life Insurance
                        Company; President, Chief Executive
                        Officer and director (September
                        1999-August 2000) of MML Bay State
                        Life Insurance Company; a director
                        (June 1989-June 1998) of Emerald
                        Isle Bancorp and Hibernia Savings
                        Bank (a wholly-owned subsidiary of
                        Emerald Isle Bancorp). Oversees 67
                        portfolios in the OppenheimerFunds
                        complex.

-------------------------------------------------------------------------------------

      The address of the Officers in the chart below is as follows: for
Messrs. Manioudakis, Schadt, Molleur and Zack and Ms. Feld, Two World
Financial Center, 11th Floor, New York, NY 10281-1008, for Messrs. Vottiero
and Wixted and Mses. Bechtolt and Ives, 6803 S. Tucson Way, Centennial, CO
80112. Each Officer serves for an annual term or until his or her earlier resignation, death or removal.

-------------------------------------------------------------------------------------

                                Officers of the Fund

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Name,                   Principal Occupation(s) During Past 5 Years
Position(s) Held with
Fund,
Length of Service,
Age

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Angelo Manioudakis,     Senior Vice President of the Manager (since April 2002);  an
Vice President and      officer of 12  portfolios in the  OppenheimerFunds  complex;
Portfolio Manager       formerly   Executive  Director  and  portfolio  manager  for
since 2003              Miller,  Anderson & Sherrerd,  a division of Morgan  Stanley
Age: 36                 Investment Management (August 1993-April 2002).

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Rudi W. Schadt,         Vice  President,  Director of Research,  Product  Design and
Vice President and      Risk  Management of the Manager;  an officer of 2 portfolios
Portfolio Manager       in  the  OppenheimerFunds  complex.  Prior  to  joining  the
since 2004              Manager  in  February  2002  he was a  Director  and  Senior
Age:  46                Quantitative  Analyst  (September  2000-April  2001)  at UBS
                        Asset   Management  prior  to  which  he  was  an  Associate
                        Director and Senior  Researcher (June  1997-August  2000) at
                        State Street Global Investors.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Brian W. Wixted,        Senior Vice  President and  Treasurer  (since March 1999) of
Treasurer since 2003    the Manager;  Treasurer  (since  March 1999) of  HarbourView
Age: 43                 Asset Management  Corporation,  Shareholder Services,  Inc.,
                        Oppenheimer Real Asset Management  Corporation,  Shareholder
                        Financial Services,  Inc., Oppenheimer Partnership Holdings,
                        Inc.,  OFI Private  Investments,  Inc.  (since  March 2000),
                        OppenheimerFunds    International   Ltd.   and   Oppenheimer
                        Millennium Funds plc (since May 2000) and OFI  Institutional
                        Asset Management,  Inc. (since November 2000); Treasurer and
                        Chief  Financial  Officer  (since  May 2000) of  Oppenheimer
                        Trust Company (a trust  company  subsidiary of the Manager);
                        Assistant   Treasurer  (since  March  1999)  of  Oppenheimer
                        Acquisition  Corp.  and   OppenheimerFunds   Legacy  Program
                        (since April 2000);  formerly  Principal and Chief Operating
                        Officer    (March    1995-March    1999),    Bankers   Trust
                        Company-Mutual  Fund  Services  Division.  An  officer of 82 portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Connie Bechtolt,        Assistant Vice President of the Manager (since September
Assistant Treasurer     1998); formerly Manager/Fund Accounting (September
since 2003              1994-September 1998) of the Manager. An officer of 82
Age: 39                 portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Philip Vottiero,        Vice  President/Fund  Accounting of the Manager (since March
Assistant Treasurer     2002;  formerly Vice  President/Corporate  Accounting of the
since 2003              Manager (July  1999-March  2002) prior to which he was Chief
Age: 39                 Financial  Officer at Sovlink  Corporation  (April 1996-June
                        1999).  An officer of 82 portfolios in the  OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Robert G. Zack,         Senior Vice President  (since May 1985) and General  Counsel
Vice President &        (since February 2002) of the Manager;  General Counsel and a
Secretary since 2003    director   (since   November   2001)   of   OppenheimerFunds
Age: 54                 Distributor,   Inc.;   Senior  Vice  President  and  General
                        Counsel  (since   November   2001)  of   HarbourView   Asset
                        Management  Corporation;   Vice  President  and  a  director
                        (since November 2000) of Oppenheimer  Partnership  Holdings,
                        Inc.; Senior Vice President,  General Counsel and a director
                        (since  November  2001)  of  Shareholder   Services,   Inc.,
                        Shareholder   Financial   Services,    Inc.,   OFI   Private
                        Investments,   Inc.,   Oppenheimer  Trust  Company  and  OFI
                        Institutional   Asset  Management,   Inc.;  General  Counsel
                        (since  November  2001)  of  Centennial   Asset   Management
                        Corporation;   a   director   (since   November   2001)   of
                        Oppenheimer   Real   Asset   Management,   Inc.;   Assistant
                        Secretary   and  a  director   (since   November   2001)  of
                        OppenheimerFunds  International  Ltd.; Vice President (since
                        November   2001)   of   OppenheimerFunds   Legacy   Program;
                        Secretary  (since November 2001) of Oppenheimer  Acquisition
                        Corp.;    formerly   Acting   General   Counsel    (November
                        2001-February  2002)  and  Associate  General  Counsel  (May
                        1981-October  2001) of the Manager;  Assistant  Secretary of
                        Shareholder   Services,   Inc.  (May  1985-November   2001),
                        Shareholder     Financial    Services,     Inc.    (November
                        1989-November  2001);  OppenheimerFunds  International  Ltd.
                        And Oppenheimer  Millennium Funds plc (October 1997-November
                        2001).  An officer of 82 portfolios in the  OppenheimerFunds complex.

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-------------------------------------------------------------------------------------

Kathleen T. Ives,       Vice  President and Assistant  Counsel  (since June 1998) of
Assistant Secretary     the    Manager;    Vice    President    (since    1999)   of
since 2003              OppenheimerFunds  Distributor,   Inc.;  Vice  President  and
Age: 36                 Assistant  Secretary  (since 1999) of Shareholder  Services,
                        Inc.;   Assistant   Secretary   (since   December  2001)  of
                        OppenheimerFunds  Legacy Program and  Shareholder  Financial
                        Services,   Inc.;  formerly  Assistant  Vice  President  and
                        Assistant  Counsel of the Manager (August  1997-June  1998);
                        Assistant Counsel of the Manager (August  1994-August 1997).
                        An officer of 82 portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Dina C. Lee,            Assistant  Vice  President  and  Assistant  Counsel  of  the
Assistant Secretary     Manager  (since  December  2000);  formerly an attorney  and
since 2004 Age:  34     Assistant  Secretary  of  Van  Eck  Global  (until  December
                        2000).  An officer of 83 portfolios in the  OppenheimerFunds complex.

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Lisa I. Bloomberg,      Vice  President and  Associate  Counsel of the Manager since
Assistant Secretary     May  2004;  formerly  First  Vice  President  and  Associate
since 2004              General  Counsel of UBS Financial  Services Inc.  (formerly,
Age:  36                PaineWebber  Incorporated)  (May 1999 - April 2004) prior to which she was an Associate at Skaden,  Arps, Slate,  Meagher
                        & Flom, LLP (September  1996 - April 1999). An officer of 48 portfolios in the OppenheimerFunds complex.

-------------------------------------------------------------------------------------

      |X| Remuneration of Trustees. The officers of the Fund and one of the
Trustees of the Fund (Mr. Murphy) are affiliated with the Manager and therefore receive no salary or fee from the Fund. The remaining Trustees of the Fund who are not affiliated with the Manager will receive a salary or fee from the Fund. As of the date of the Statement of Additional Information, the
Fund has not paid any compensation to the Trustees because it is a new fund.

      |X| Deferred Compensation Plan for Trustees. The Board of Trustees has
adopted a Deferred Compensation Plan for disinterested Trustees that enables them to elect to defer receipt of all or a portion of the annual fees they are entitled to receive from the Funds. Under the plan, the compensation deferred by a Trustee is periodically adjusted as though an equivalent amount had been invested in shares of one or more Oppenheimer funds selected by the
Trustee. The amount paid to the Trustee under the plan will be determined based upon the performance of the selected funds.

      Deferral of Trustee's fees under the plan will not materially affect the Funds' assets, liabilities and net income per share. The plan will not obligate the fund to retain the services of any Trustee or to pay any particular level of compensation to any Trustee. Pursuant to an Order issued by the Securities and Exchange Commission (the "SEC"), the Funds may invest in the funds selected by the Trustee under the plan without shareholder approval for the limited purpose of determining the value of the Trustee's deferred fee account.

      |X| Major Shareholders. As of the date of this Statement of Additional
Information, OppenheimerFunds, Inc. was the only shareholder of record of any class of shares of the Fund.

The Manager. The Manager is wholly-owned by Oppenheimer Acquisition Corp., a holding company controlled by Massachusetts Mutual Life Insurance Company, a global, diversified insurance and financial services organization.

      |X| Code of Ethics. The Fund, the Manager and the Distributor have a
Code of Ethics. It is designed to detect and prevent improper personal trading by certain employees, including portfolio managers, that would compete with or take advantage of the Fund's portfolio transactions. Covered persons include persons with knowledge of the investments and investment intentions of the Fund and other funds advised by the Manager. The Code of
Ethics does permit personnel subject to the Code to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls. Compliance with the Code of Ethics is carefully monitored and enforced by the Manager.

      The Code of Ethics is an exhibit to the Fund's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public
Reference Room in Washington, D.C. You can obtain information about the hours of operation of the Public Reference Room by calling the SEC at
1.202.942.8090. The Code of Ethics can also be viewed as part of the Fund's registration statement on the SEC's EDGAR database at the SEC's Internet website at www.sec.gov. Copies may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:
publicinfo@sec.gov, or by writing to the SEC's Public Reference Section,
Washington, D.C. 20549-0102.

      |X| Portfolio Proxy Voting. The Fund has adopted Portfolio Proxy Voting
Policies and Procedures under which the Fund votes proxies relating to securities ("portfolio proxies") held by the Fund. The Fund's primary consideration in voting portfolio proxies is the financial interests of the
Fund and its shareholders. The Fund has retained an unaffiliated third-party as its agent to vote portfolio proxies in accordance with the Fund's
Portfolio Proxy Voting Guidelines and to maintain records of such portfolio proxy voting. The Proxy Voting Guidelines include provisions to address conflicts of interest that may arise between the fund and OFI where an OFI directly-controlled affiliate manages or administers the assts of a pension plan of a company soliciting the proxy. The Fund's Portfolio Proxy Voting
Guidelines on routine and non-routine proxy proposals are summarized below.

o     The Fund votes with the recommendation of the issuer's management on routine matters, including election of directors nominated by management and ratification of auditors, unless circumstances indicate otherwise.
o     In general, the Fund opposes anti-takeover proposals and supports elimination of anti-takeover proposals, absent unusual circumstances.
o     The Fund supports shareholder proposals to reduce a super-majority vote requirement, and opposes management proposals to add a super-majority vote requirement.
o     The Fund opposes proposals to classify the board of directors.
o     The Fund supports proposals to eliminate cumulative voting.
o     The Fund opposes re-pricing of stock options.
o     The Fund generally considers executive compensation questions such as stock option plans and bonus plans to be ordinary business activity.
            The Fund analyzes stock option plans, paying particular attention to their dilutive effect. While the Fund generally supports management proposals, the Fund opposes plans it considers to be excessive.

      The Fund will be required to file new Form N-PX, with its complete proxy voting record for the 12 months ended June 30th, no later than August
31st of each year. The first such filing is due no later than August 31,
2004, for the twelve months ended June 30, 2004. Once filed, the Fund's Form
N-PX filing will be available (i) without charge, upon request, by calling the Fund toll-free at 1.800.225.5677 and (ii) on the SEC's website at
www.sec.gov.

      |X| The Investment Advisory Agreement. The Manager provides investment advisory and management services to the Fund under an investment advisory agreement between the Manager and the Fund. The Manager selects securities for the Fund's portfolio and handles its day-to-day business. The portfolio managers of the Fund are employed by the Manager and are the persons who are principally responsible for the day-to-day management of the Fund's portfolio.

      The agreement requires the Manager, at its expense, to provide the Fund with adequate office space, facilities and equipment. It also requires the
Manager to provide and supervise the activities of all administrative and clerical personnel required to provide effective administration for the Fund.
Those responsibilities include the compilation and maintenance of records with respect to its operations, the preparation and filing of specified reports, and composition of proxy materials and registration statements for continuous public sale of shares of the Fund.

      The Fund pays expenses not expressly assumed by the Manager under the advisory agreement. The advisory agreement lists examples of expenses paid by the Fund. The major categories relate to interest, taxes, brokerage commissions, fees to certain Trustees, legal and audit expenses, custodian bank and transfer agent expenses, share issuance costs, certain printing and registration costs and non-recurring expenses, including litigation costs.
The management fees paid by the Fund to the Manager are calculated at the rates described in the Prospectus, which are applied to the assets of the
Fund as a whole. The fees are allocated to each class of shares based upon the relative proportion of the Fund's net assets represented by that class.

      The investment advisory agreement states that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the investment advisory agreement, the Manager is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

      The agreement permits the Manager to act as investment advisor for any other person, firm or corporation and to use the names "Oppenheimer" and
"Main Street" in connection with other investment companies for which it may act as investment advisor or general distributor. If the Manager shall no longer act as investment advisor to the Fund, the Manager may withdraw the right of the Fund's parent corporation to use the names "Oppenheimer" and
"Main Street" as part of its name and the name of the Fund.

      |X| Approval of Investment Advisory Agreement. The Board of Trustees,
including a majority of the Independent Trustees, is required to approve the investment advisory agreement. The Investment Company Act requires that the
Board request and evaluate and the Manager provide such information as may be reasonably necessary to evaluate the terms of the investment advisory agreement.

      The Board discussed the services the Manager performs for the
Underlying Fund and the services the Manager will perform for the Fund and concluded that the advisory fee charged is based on services provided that are in addition to, rather than duplicative of, services provided under the investment advisory agreement with the Underlying Fund. The Board considered that the investment advisory agreement requires that the Manager reduce its advisory fee in the event the Fund's assets become completely and irreversibly invested in debt securities.

      The Board reviewed the foregoing information in arriving at its decision to approve the investment advisory agreement. Among other factors, the Board considered:
o     The nature, cost, and quality of the services to be provided to the
         Fund and its shareholders;
o     The potential profitability of the Fund to the Manager;
o     The investment performance of other mutual funds advised by the Manager in comparison to regular market indices;
o     Economies of scale that may be available to the Fund from the Manager;
o     Fees paid by other principal protected mutual funds for similar services;
o     The value and quality of any other benefits or services expected to be received by the Fund from its relationship with the Manager, and
o     The direct and indirect benefits the Manager will receive from its relationship with the Fund. These included services provided by the
         Distributor and the Transfer Agent, and brokerage and soft dollar arrangements permissible under Section 28(c) of the Securities
         Exchange Act.

      The Board also considered that the Manager must be able to pay and retain high quality personnel at competitive rates to provide services to the
Fund, and that maintaining the financial viability of the Manager is important so that the Manager will be able to continue to provide quality services to the Fund and its shareholders in adverse times. The Board also considered the investment performance of other mutual funds advised by the
Manager. The Board is aware that there are alternatives to the use of the
Manager.

      These matters were considered by the Independent Trustees meeting separately from the full Board with experienced Counsel to the Fund and experienced Counsel to the Independent Trustees who assisted the Board in its deliberations. The Fund's Counsel and the Independent Counsel is independent of the Manager within the meaning and intent of the SEC Rules regarding the independence of counsel.

      In arriving at a decision to approve the investment advisory agreement, the Board did not single out any one factor or group of factors as being more important than other factors, but considered all factors together. The Board judged the terms and conditions of the Agreement, including the investment advisory fee, in light of all of the surrounding circumstances.

Brokerage Policies of the Fund

Brokerage Provisions of the Investment Advisory Agreement. One of the duties of the Manager under the investment advisory agreement is to arrange the portfolio transactions for the Fund. The advisory agreement contains provisions relating to the employment of broker-dealers to effect the Fund's portfolio transactions. The Manager is authorized by the advisory agreement to employ broker-dealers, including "affiliated" brokers, as that term is defined in the Investment Company Act. The Manager may employ broker-dealers that the Manager thinks, in its best judgment based on all relevant factors, will implement the policy of the Fund to obtain, at reasonable expense, the
"best execution" of the Fund's portfolio transactions. "Best execution" means prompt and reliable execution at the most favorable price obtainable. The
Manager need not seek competitive commissions bidding. However, it is expected to be aware of the current rates of eligible brokers and to minimize the commissions paid to the extent consistent with the interests and policies of the Fund as established by its Board of Trustees.

      Under the investment advisory agreement, the Manager may select brokers
(other than affiliates) that provide brokerage and/or research services for the Fund and/or the other accounts over which the Manager or its affiliates have investment discretion. The commissions paid to such brokers may be higher than another qualified broker would charge, if the Manager makes a good faith determination that the commission is fair and reasonable in relation to the services provided.

Brokerage Practices Followed by the Manager. The Manager allocates brokerage for the Fund subject to the provisions of the investment advisory agreement and the procedures and rules described above. Generally, the Manager's portfolio traders allocate brokerage based upon recommendations from the
Manager's portfolio managers. In certain instances, portfolio managers may directly place trades and allocate brokerage. In either case, the Manager's executive officers supervise the allocation of brokerage.

      Transactions in securities other than those for which an exchange is the primary market are generally done with principals or market makers.
Brokerage commissions are paid primarily for transactions in listed securities or for certain fixed-income agency transactions in the secondary market. Otherwise brokerage commissions are paid only if it appears likely that a better price or execution can be obtained by doing so. Other funds advised by the Manager have investment policies similar to those of the Fund.
Those other funds may purchase or sell the same securities as the Fund at the same time as the Fund, which could affect the supply and price of the securities. If two or more funds advised by the Manager purchase the same security on the same day from the same dealer, the transactions under those combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account.

      Most purchases of debt obligations are principal transactions at net prices. Instead of using a broker for those transactions, the Fund normally deals directly with the selling or purchasing principal or market maker unless the Manager determines that a better price or execution can be obtained by using the services of a broker. Purchases of portfolio securities from underwriters include a commission or concession paid by the issuer to the underwriter. Purchases from dealers include a spread between the bid and asked prices. The Fund seeks to obtain prompt execution of these orders at the most favorable net price.

      The investment advisory agreement permits the Manager to allocate brokerage for research services. The research services provided by a particular broker may be useful only to one or more of the advisory accounts of the Manager and its affiliates. The investment research received for the commissions of those other accounts may be useful both to the Fund and one or more of the Manager's other accounts. Investment research may be supplied to the Manager by a third party at the instance of a broker through which trades are placed.

      Investment research services include information and analysis on particular companies and industries as well as market or economic trends and portfolio strategy, market quotations for portfolio evaluations, information systems, computer hardware and similar products and services. If a research service also assists the Manager in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to the Manager in the investment decision-making process may be paid in commission dollars.

      The Board of Trustees permits the Manager to use stated commissions on secondary fixed-income agency trades to obtain research if the broker represents to the Manager that: (i) the trade is not from or for the broker's own inventory, (ii) the trade was executed by the broker on an agency basis at the stated commission, and (iii) the trade is not a riskless principal transaction. The Board of Trustees permits the Manager to use commissions on fixed-price offerings to obtain research, in the same manner as is permitted for agency transactions.

      The research services provided by brokers broadens the scope and supplements the research activities of the Manager. That research provides additional views and comparisons for consideration, and helps the Manager to obtain market information for the valuation of securities that are either held in the Fund's portfolio or are being considered for purchase. The
Manager provides information to the Board about the commissions paid to brokers furnishing such services, together with the Manager's representation that the amount of such commissions was reasonably related to the value or benefit of such services.

Distribution and Service Plans

The Distributor. Under its General Distributor's Agreement with the Fund's parent corporation, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the different classes of shares of the
Fund. The Distributor bears the expenses normally attributable to sales, including advertising and the cost of printing and mailing prospectuses, other than those furnished to existing shareholders. The Distributor is not obligated to sell a specific number of shares.

Distribution and Service Plans. The Fund has adopted a Service Plan for Class
A shares and Distribution and Service Plans for Class B, Class C and Class N
shares under Rule 12b-1 of the Investment Company Act. Under those plans the
Fund reimburses the Distributor for all or a portion of its costs incurred in connection with the distribution and/or servicing of the shares of the particular class.

      Each plan has been approved by a vote of the Board of Trustees. Under the plans, the Manager and the Distributor may make payments to affiliates and in their sole discretion, from time to time, may use their own resources
(at no direct cost to the Fund) to make payments to brokers, dealers or other financial institutions for distribution and administrative services they perform.

      Unless a plan is terminated as described below, the plan continues in effect from year to year but only if the Fund's Board of Trustees specifically vote annually to approve its continuance. Approval must be by a vote cast in person at a meeting called for the purpose of voting on continuing the plan. A plan may be terminated at any time by the vote of a majority of the Trustees or by the vote of the holders of a "majority" (as defined in the Investment Company Act) of the outstanding shares of that class.

      The Board of Trustees must approve all material amendments to a plan.
An amendment to increase materially the amount of payments to be made under a plan must be approved by shareholders of the class affected by the amendment.
Because Class B shares of the Fund automatically convert into Class A shares
90 months after purchase, the Fund must obtain the approval of both Class A and Class B shareholders for a proposed material amendment to the Class A
Plan that would materially increase payments under the Plan. That approval must be by a "majority" (as defined in the Investment Company Act) of the shares of each class, voting separately by class.

      While the Plans are in effect, the Treasurer of the Fund shall provide separate written reports on the plans to the Board of Trustees at least quarterly for its review. The reports shall detail the amount of all payments made under a plan and the purpose for which the payments were made. Those reports are subject to the review and approval of the Independent Trustees.

      Under the plans for a class, no payment will be made to any recipient in any quarter in which the aggregate net asset value of all Fund shares of that class held by the recipient for itself and its customers does not exceed a minimum amount, if any, that may be set from time to time by a majority of the Trustees. The Board of Trustees has set no minimum amount of assets to qualify for payments under the plans.

      |X| Class A Service Plan. Under the Class A service plan, the
Distributor currently uses the fees it receives from the Fund to pay brokers, dealers and other financial institutions (they are referred to as
"recipients") for personal services and account maintenance services they provide for their customers who hold Class A shares. The services include, among others, answering customer inquiries about the Fund, assisting in establishing and maintaining accounts in the Fund, making the Fund's investment plans available and providing other services at the request of the
Fund or the Distributor. The Class A service plan permits reimbursements to the Distributor at a rate of up to 0.25% of average annual net assets of
Class A shares. The Board has set the rate at that level. While the plan permits the Board to authorize payments to the Distributor to reimburse itself for services under the plan, the Board has not yet done so. The
Distributor makes payments to plan recipients quarterly at an annual rate not to exceed 0.25% of the average annual net assets consisting of Class A shares held in the accounts of the recipients or their customers.

      Any unreimbursed expenses the Distributor incurs with respect to Class
A shares in any fiscal year cannot be recovered in subsequent years. The
Distributor may not use payments received under the Class A Plan to pay any of its interest expenses, carrying charges, or other financial costs, or allocation of overhead.

      |X| Class B, Class C and Class N Service and Distribution Plan Fees.
Under the Class B and Class C plans, service fees and distribution fees, and with respect to the Class N plan the service fees, are computed on the average of the net asset value of shares in the respective class, determined as of the close of each regular business day during the period. Each plan provides for the Distributor to be compensated at a flat rate, whether the
Distributor's distribution expenses are more or less than the amounts paid by the Fund under the plan during the period for which the fee is paid. The types of services that recipients provide are similar to the services provided under the Class A service plan, described above.

      Each Plan permits the Distributor to retain both the asset-based sales charges and the service fees or to pay recipients the service fee on a quarterly basis, without payment in advance. However, the Distributor currently intends to pay the service fee to recipients in advance for the first year after the shares are purchased. After the first year shares are purchased, the Distributor makes service fee payments quarterly on those shares. The advance payment is based on the net asset value of shares sold.
Shares purchased by exchange do not qualify for the advance service fee payment. If Class B, Class C or Class N shares are redeemed during the first year after their purchase, the recipient of the service fees on those shares will be obligated to repay the Distributor a pro rata portion of the advance payment of the service fee made on those shares.

      The asset-based sales charge and service fees increase Class B and
Class C expenses by 1.00% and the service fees increases Class N expenses by
0.25% of the net assets per year of the respective class. The Distributor retains the asset-based sales charge on Class B shares. The Distributor retains the asset-based sales charge on Class C shares during the first year the shares are outstanding. It pays the asset-based sales charge as an ongoing concession to the recipient on Class C shares outstanding for a year or more. If a dealer has a special agreement with the Distributor, the
Distributor will pay the Class B, Class C and/or Class N service fee and the asset-based sales charge to the dealer quarterly in lieu of paying the sales concessions and service fee in advance at the time of purchase.  As of
January 1, 2010, the Distribution and Service (12b-1) fees for Class B shares will be reduced to 0.25%.

      The asset-based sales charges on Class B and Class C shares allow investors to buy shares without a front-end sales charge while allowing the
Distributor to compensate dealers that sell those shares. The Fund pays the asset-based sales charges to the Distributor for its services rendered in distributing Class B and Class C shares. The payments are made to the
Distributor in recognition that the Distributor:
      o  pays sales concessions to authorized brokers and dealers at the time of sale and pays service fees as described above,
      o  may finance payment of sales concessions and/or the advance of the service fee payment to recipients under the plans, or may provide such financing from its own resources or from the resources of an affiliate,
      o  employs personnel to support distribution of Class B and Class C shares,
      o  bears the costs of sales literature, advertising and prospectuses
         (other than those furnished to current shareholders) and state "blue sky" registration fees and certain other distribution expenses,
o     may not be able to adequately compensate dealers that sell Class B and
         Class C shares without receiving payment under the plans and therefore may not be able to offer such Classes for sale absent the plans,
o     receives payments under the plans consistent with the service fees and asset-based sales charges paid by other non-proprietary funds that charge 12b-1 fees,
o     may use the payments under the plan to include the Fund in various third-party distribution programs that may increase sales of Fund shares,
o     may experience increased difficulty selling the Fund's shares if payments under the plan are discontinued because most competitor funds have plans that pay dealers for rendering distribution services as much or more than the amounts currently being paid by the Fund, and
o     may not be able to continue providing, at the same or at a lesser cost, the same quality distribution sales efforts and services, or to obtain such services from brokers and dealers, if the plan payments were to be discontinued.

      When Class B, Class C or Class N shares are sold without the designation of a broker-dealer, the Distributor is automatically designated as the broker-dealer of record. In those cases, the Distributor retains the service fee paid on Class B, Class C and Class N shares and retains the asset-based sales charge paid on Class B and Class C shares.

      The Distributor's actual expenses in selling Class B, Class C and Class
N shares may be more than the payments it receives from the contingent deferred sales charges collected on redeemed shares and from the Fund under the plans. If either the Class B, Class C or Class N plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing shares before the plan was terminated.

      All payments under the Plans are subject to the limitations imposed by the Conduct Rules of the National Association of Securities Dealers, Inc. on
payments of asset-based sales charges and service fees.

Performance of the Fund

Explanation of Performance Terminology. The Fund uses a variety of terms to illustrate its investment performance. Those terms include "cumulative total return," "average annual total return," "average annual total return at net asset value" and "total return at net asset value." An explanation of how total returns are calculated is set forth below. For periods of less than one year, the Fund may quote its performance on a non-annualized basis. You can obtain current performance information by calling the Fund's Transfer Agent at 1.800.225.5677 or by visiting the Oppenheimer Funds internet website at
http://www.oppenheimerfunds.com.

      The Fund's illustrations of its performance data in advertisements must comply with rules of the SEC. Those rules describe the types of performance data that may be used and how it is to be calculated. In general, any advertisement by the Fund of its performance data must include the average annual total returns for the advertised class of shares of the Fund. Those returns must be shown for the 1-, 5- and 10-year periods (or the life of the class, if less) ending as of the most recently ended calendar quarter prior to the publication of the advertisement (or its submission for publication).

      Use of standardized performance calculations enables an investor to compare the Fund's performance to the performance of other funds for the same periods. However, a number of factors should be considered before using the
Fund's performance information as a basis for comparison with other investments:
      o  Total returns measure the performance of a hypothetical account in the Fund over various periods and do not show the performance of each shareholder's account. Your account's performance will vary from the model performance data if your dividends are received in cash, or you buy or sell shares during the period, or you bought your shares at a different time and price than the shares used in the model.
      o  An investment in the Fund is not insured by the FDIC or any other government agency.
      o  The Fund's performance returns may not reflect the effect of taxes on dividends and capital gains distributions.
      o  The principal value of the Fund's shares and total returns are not guaranteed and normally will fluctuate on a daily basis.
      o  When an investor's shares are redeemed, they may be worth more or less than their original cost.
      o  Total returns for any given past period represent historical performance information and are not, and should not be considered, a prediction of future returns.

      The performance of each class of shares is shown separately, because the performance of each class of shares will usually be different. That is because of the different kinds of expenses each class bears. The total returns of each class of shares of the Fund are affected by market conditions, the quality of the Fund's investments, the maturity of debt investments, the types of investments the Fund holds, and its operating expenses that are allocated to the particular class.

      |X| Total Return Information. There are different types of "total returns" to measure the Fund's performance. Total return is the change in value of a hypothetical investment in the Fund over a given period, assuming that all dividends and capital gains distributions are reinvested in additional shares and that the investment is redeemed at the end of the period. Because of differences in expenses for each class of shares, the total returns for each class are separately measured. The cumulative total return measures the change in value over the entire period (for example, ten years). An average annual total return shows the average rate of return for each year in a period that would produce the cumulative total return over the entire period. However, average annual total returns do not show actual year-by-year performance. The Fund uses standardized calculations for its total returns as prescribed by the SEC. The methodology is discussed below.

      In calculating total returns for Class A shares, the current maximum sales charge of 5.75% (as a percentage of the offering price) is deducted from the initial investment ("P") (unless the return is shown without sales charge, as described below). For Class B shares, payment of the applicable contingent deferred sales charge is applied, depending on the period for which the return is shown: 5.0% in the first year, 4.0% in the second year,
3.0% in the third and fourth years, 2.0% in the fifth year, 1.0% in the sixth year and none thereafter. For Class C shares, the 1% contingent deferred sales charge is deducted for returns for the 1-year and life-of-class periods, as applicable. For Class N shares, the 1% contingent deferred sales charge is deducted for returns for the one year period Class N total returns may also be calculated for the periods prior to March 1, 2001 (the inception date for Class N shares), based on the Fund's Class A returns, adjusted to reflect the higher Class N 12b-1 fees. Class Y shares are not subject to a sales charge.

      o Average Annual Total Return. The "average annual total return" of each class is an average annual compounded rate of return for each year in a specified number of years. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below) held for a number of years ("n" in the formula) to achieve an Ending
Redeemable Value ("ERV" in the formula) of that investment, according to the following formula:

ERV    l/n - 1 Average Annual Total
           Return
 P

      o Cumulative Total Return. The "cumulative total return" calculation measures the change in value of a hypothetical investment of $1,000 over an entire period of years. Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis. Cumulative total return is determined as follows:

 ERV - P   = Total Return
-----------
    P

      o Average Annual Total Return (After Taxes on Distributions). The
"average annual total return (after taxes on distributions)" of Class A shares is an average annual compounded rate of return for each year in a specified number of years, adjusted to show the effect of federal taxes
(calculated using the highest individual marginal federal income tax rates in effect on any reinvestment date) on any distributions made by the Fund during the specified period. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below)
held for a number of years ("n" in the formula) to achieve an ending value
("ATVD" in the formula) of that investment, after taking into account the effect of taxes on Fund distributions, but not on the redemption of Fund shares, according to the following formula:

ATVD       - 1 = Average Annual Total Return (After Taxes on
----
      /n   Distributions)
 P

      o Average Annual Total Return (After Taxes on Distributions and
Redemptions). The "average annual total return (after taxes on distributions and redemptions)" of Class A shares is an average annual compounded rate of return for each year in a specified number of years, adjusted to show the effect of federal taxes (calculated using the highest individual marginal federal income tax rates in effect on any reinvestment date) on any distributions made by the Fund during the specified period and the effect of capital gains taxes or capital loss tax benefits (each calculated using the highest federal individual capital gains tax rate in effect on the redemption date) resulting from the redemption of the shares at the end of the period.
It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below) held for a number of years ("n" in the formula) to achieve an ending value ("ATVDR" in the formula) of that investment, after taking into account the effect of taxes on fund distributions and on the redemption of Fund shares, according to the following formula:

ATVDR      - 1= Average Annual Total Return (After Taxes on Distributions
-----
1/n        and Redemptions)
 P

      o Total Returns at Net Asset Value. From time to time the Fund may also quote a cumulative or an average annual total return "at net asset value"
(without deducting sales charges) for Class A, Class B, Class C or Class N shares. There is no sales charge on Class Y shares. Each is based on the difference in net asset value per share at the beginning and the end of the period for a hypothetical investment in that class of shares (without considering front-end or contingent deferred sales charges) and takes into consideration the reinvestment of dividends and capital gains distributions.

Other Performance Comparisons. The Fund compares its performance annually to that of an appropriate broadly-based market index in its Annual Report to shareholders. You can obtain that information by contacting the Transfer
Agent at the addresses or telephone numbers shown on the cover of this
Statement of Additional Information. The Fund may also compare its performance to that of other investments, including other mutual funds, or use rankings of its performance by independent ranking entities. Examples of these performance comparisons are set forth below.

      |X| Lipper Rankings. From time to time the Fund may publish the ranking of the performance of its classes of shares by Lipper, Inc. ("Lipper").
Lipper monitors the performance of regulated investment companies, including the Fund, and ranks their performance for various periods based on categories relating to investment styles. The Lipper performance rankings are based on total returns that include the reinvestment of capital gain distributions and income dividends but do not take sales charges or taxes into consideration.
Lipper also publishes "peer-group" indices of the performance of all mutual funds in a category that it monitors and averages of the performance of the funds in particular categories.

      |X| Morningstar Ratings. From time to time a Fund may publish the star rating of the performance of its classes of shares by Morningstar, Inc., an independent mutual fund monitoring service. Morningstar rates mutual funds in their specialized market sector. The Fund is rated among domestic hybrid funds.

      Morningstar proprietary star ratings reflect historical risk-adjusted total investment return. For each fund with at least a three-year history,
Morningstar calculates a Morningstar Rating(TM)based on a Morningstar
Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next
22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar
Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five-and ten-year (if applicable)
Morningstar Rating metrics.

      |X| Performance Rankings and Comparisons by Other Entities and
Publications. From time to time the Fund may include in its advertisements and sales literature performance information about the Fund cited in newspapers and other periodicals such as The New York Times, The Wall Street
Journal, Barron's, or similar publications. That information may include performance quotations from other sources, including Lipper and Morningstar.
The performance of the Fund's classes of shares may be compared in publications to the performance of various market indices or other investments, and averages, performance rankings or other benchmarks prepared by recognized mutual fund statistical services.

      Investors may also wish to compare the returns on the Fund's share classes to the return on fixed-income investments available from banks and thrift institutions. Those include certificates of deposit, ordinary interest-paying checking and savings accounts, and other forms of fixed or variable time deposits, and various other instruments such as Treasury bills.
However, the Fund's returns and share prices are not guaranteed or insured by the FDIC or any other agency and will fluctuate daily, while bank depository obligations may be insured by the FDIC and may provide fixed rates of return.
Repayment of principal and payment of interest on Treasury securities is backed by the full faith and credit of the U.S. government.

      From time to time, the Fund may publish rankings or ratings of the
Manager or Transfer Agent, and of the investor services provided by them to shareholders of the Oppenheimer funds, other than performance rankings of the
Oppenheimer funds themselves. Those ratings or rankings of shareholder and investor services by third parties may include comparisons of their services to those provided by other mutual fund families selected by the rating or ranking services. They may be based upon the opinions of the rating or ranking service itself, using its research or judgment, or based upon surveys of investors, brokers, shareholders or others.

From time to time the Fund may include in its advertisements and sales literature the total return performance of a hypothetical investment account that includes shares of the fund and other Oppenheimer funds. The combined account may be part of an illustration of an asset allocation model or similar presentation. The account performance may combine total return performance of the fund and the total return performance of other Oppenheimer funds included in the account. Additionally, from time to time, the Fund's advertisements and sales literature may include, for illustrative or comparative purposes, statistical data or other information about general or specific market and economic conditions. That may include, for example,
o     information about the performance of certain securities or commodities markets or segments of those markets,
o     information  about  the  performance  of  the  economies  of  particular countries or regions,
o     the   earnings  of   companies   included  in  segments  of   particular
         industries, sectors, securities markets, countries or regions,
o     the  availability  of  different  types of  securities  or  offerings of securities,
o     information  relating to the gross national or gross domestic product of the United States or other countries or regions,
o     comparisons   of  various  market  sectors  or  indices  to  demonstrate performance, risk, or other characteristics of the Fund.

About Your Account

How to Buy Shares

Additional information is presented below about the methods that can be used to buy shares of the Fund during the Offering Period, which ends November 30,
2004, unless extended. Appendix B contains more information about the special sales charge arrangements offered by the Fund, and the circumstances in which sales charges may be reduced or waived for certain classes of investors.

AccountLink. When shares are purchased through AccountLink, each purchase must be at least $50 and shareholders must invest at least $500 before an
                     ---
Asset Builder Plan (described below) can be established on a new account.
Shares will be purchased on the regular business day the Distributor is instructed to initiate the Automated Clearing House ("ACH") transfer to buy the shares. Dividends will begin to accrue on shares purchased with the proceeds of ACH transfers on the business day the Fund receives Federal Funds for the purchase through the ACH system before the close of The New York
Stock Exchange ("the Exchange"). The Exchange normally closes at 4:00 P.M., but may close earlier on certain days. If Federal Funds are received on a business day after the close of the Exchange, the shares will be purchased and dividends will begin to accrue on the next regular business day. The proceeds of ACH transfers are normally received by the Fund three days after the transfers are initiated. If the proceeds of the ACH transfer are not received on a timely basis, the Distributor reserves the right to cancel the purchase order. The Distributor and the Fund are not responsible for any delays in purchasing shares resulting from delays in ACH transmissions.

Reduced Sales Charges. As discussed in the Prospectus, a reduced sales charge rate may be obtained for Class A shares purchased during the Offering Period under a Right of Accumulation because of the economies of sales efforts and reduction in expenses realized by the Distributor, dealers and brokers making such sales. No sales charge is imposed in certain other circumstances described in Appendix B to this Statement of Additional Information because the Distributor or dealer or broker incurs little or no selling expenses.

      |X| Right of Accumulation. To qualify for the lower sales charge rates that apply to larger purchases of Class A shares, you and your spouse can add together:
o     Class A and Class B shares you purchase for your individual accounts
          (including IRAs and 403(b) plans), or for your joint accounts, or for trust or custodial accounts on behalf of your children who are minors,
o     Current purchases of Class A and Class B shares of the Fund and other
          Oppenheimer funds to reduce the sales charge rate that applies to current purchases of Class A shares, and
o     Class A and Class B shares of Oppenheimer funds you previously purchased subject to an initial or contingent deferred sales charge to reduce the sales charge rate for current purchases of Class A shares, provided that you still hold your investment in one of the
          Oppenheimer funds.

      A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will add the value, at current offering price, of the shares you previously purchased and currently own to the value of current purchases to determine the sales charge rate that applies. The reduced sales charge will apply only to current purchases. You must request it when you buy shares.

The Oppenheimer Funds. The Oppenheimer funds are those mutual funds for which the Distributor acts as the distributor and currently include the following:

Oppenheimer AMT-Free Municipals              Oppenheimer MidCap Fund
Oppenheimer AMT-Free New York Municipals     Oppenheimer Limited Term Municipal Fund
Oppenheimer Balanced Fund                    Oppenheimer Main Street Fund
Oppenheimer Bond Fund                        Oppenheimer Main Street Opportunity Fund
Oppenheimer California Municipal Fund        Oppenheimer Main Street Small Cap Fund
Oppenheimer Capital Appreciation Fund        Oppenheimer New Jersey Municipal Fund
Oppenheimer Capital Preservation Fund        Oppenheimer Pennsylvania Municipal Fund
                                             Oppenheimer   Principal   Protected  Main
Oppenheimer Capital Income Fund              Street Fund
                                             Oppenheimer   Principal   Protected  Main
Oppenheimer Champion Income Fund             Street Fund II
Oppenheimer Convertible Securities Fund      Oppenheimer Quest Balanced Fund
                                             Oppenheimer  Quest  Capital  Value  Fund,
Oppenheimer Developing Markets Fund          Inc.
                                             Oppenheimer  Quest   International  Value
Oppenheimer Disciplined Allocation Fund      Fund, Inc.
Oppenheimer Discovery Fund                   Oppenheimer Quest Opportunity Value Fund
Oppenheimer Emerging Growth Fund             Oppenheimer Quest Value Fund, Inc.
Oppenheimer Emerging Technologies Fund       Oppenheimer Real Asset Fund
Oppenheimer Enterprise Fund                  Oppenheimer Real Estate Fund
Oppenheimer Equity Fund, Inc.                Oppenheimer Rochester National Municipals
Oppenheimer Global Fund                      Oppenheimer Select Value Fund
Oppenheimer Global Opportunities Fund        Oppenheimer Senior Floating Rate Fund
Oppenheimer Gold & Special Minerals Fund     Oppenheimer Small Cap Value Fund
Oppenheimer Growth Fund                      Oppenheimer Strategic Income Fund
Oppenheimer High Yield Fund                  Oppenheimer Total Return Bond Fund
Oppenheimer International Bond Fund          Oppenheimer U.S. Government Trust
Oppenheimer International Growth Fund        Oppenheimer Value Fund
Oppenheimer International Small Company Fund Limited-Term New York Municipal Fund
Oppenheimer Limited-Term Government Fund     Rochester Fund Municipals
Oppenheimer    Limited    Term    California
Municipal Fund

And the following money market funds:

Oppenheimer Cash Reserves                    Centennial Government Trust
Oppenheimer Money Market Fund, Inc.          Centennial Money Market Trust
Centennial America Fund, L. P.               Centennial New York Tax Exempt Trust
Centennial California Tax Exempt Trust       Centennial Tax Exempt Trust

      There is an initial sales charge on the purchase of Class A shares of each of the Oppenheimer funds described above except the money market funds.
Under certain circumstances described in this Statement of Additional
Information, redemption proceeds of certain money market fund shares may be subject to a contingent deferred sales charge.

Retirement Plans. Certain types of retirement plans are entitled to purchase shares of the Fund without sales charge or at reduced sales charge rates, as described in Appendix B to this Statement of Additional Information. Certain special sales charge arrangements described in that Appendix apply to retirement plans whose records are maintained on a daily valuation basis by
Merrill Lynch Pierce Fenner & Smith, Inc. ("Merrill Lynch") or an independent record keeper that has a contract or special arrangement with Merrill Lynch.
If on the date the plan sponsor signed the Merrill Lynch record keeping service agreement the plan has less than $3 million in assets (other than assets invested in money market funds) invested in applicable investments, then the retirement plan may purchase only Class B shares of the Oppenheimer funds. Any retirement plans in that category that currently invest in Class B shares of the Fund will have their Class B shares converted to Class A shares of the Fund when the plan's applicable investments reach $5 million.
OppenheimerFunds has entered into arrangements with certain record keepers whereby the Transfer Agent compensates the record keeper for its record keeping and account servicing functions that it performs on behalf of the participant level accounts of a retirement plan. While such compensation may act to reduce the record keeping fees charged by the retirement plan's record keeper, that compensation arrangement may be terminated at any time, potentially affecting the record keeping fees charged by the retirement plan's record keeper.

Cancellation of Purchase Orders. Cancellation of purchase orders for the
Fund's shares (for example, when a purchase check is returned to the Fund unpaid) causes a loss to be incurred when the net asset values of the Fund's shares on the cancellation date is less than on the purchase date. That loss is equal to the amount of the decline in the net asset value per share multiplied by the number of shares in the purchase order. The investor is responsible for that loss. If the investor fails to compensate the Fund for the loss, the Distributor will do so. The Fund may reimburse the Distributor for that amount by redeeming shares from any account registered in that investor's name, or the Fund or the Distributor may seek other redress.

Classes of Shares. Each class of shares of the Fund represents an interest in the same portfolio of investments of the Fund. However, each class has different shareholder privileges and features. The net income attributable to
Class B or Class C shares and the dividends payable on Class B or Class C shares will be reduced by incremental expenses borne solely by that class.
Those expenses include the asset-based sales charges to which Class B and
Class C shares are subject.

      The availability of different classes of shares permits an investor to choose the method of purchasing shares that is more appropriate for the investor. That may depend on the amount of the purchase, the length of time the investor expects to hold shares, and other relevant circumstances. Class
A shares normally are sold subject to an initial sales charge. While Class B and Class C shares have no initial sales charge, the purpose of the deferred sales charge and asset-based sales charge on Class B and Class C and shares is the same as that of the initial sales charge on Class A shares - to compensate the Distributor and brokers, dealers and financial institutions that sell shares of the Fund. A salesperson who is entitled to receive compensation from his or her firm for selling Fund shares may receive different levels of compensation for selling one class of shares rather than another.

      The Distributor will not accept any order in the amount of $500,000 or more for Class B shares or $1 million or more for Class C shares on behalf of a single investor (not including dealer "street name" or omnibus accounts).
That is because generally it will be more advantageous for that investor to purchase Class A shares of the Fund.

      |X| Class A Shares Subject to a Contingent Deferred Sales Charge. For
purchases of Class A shares at net asset value whether or not subject to a contingent deferred sales charge as described in the Prospectus, no sales concessions will be paid to the broker-dealer of record, as described in the
Prospectus, on sales of Class A shares purchased with the redemption proceeds of shares of another mutual fund offered as an investment option in a retirement plan in which Oppenheimer funds are also offered as investment options under a special arrangement with the Distributor, if the purchase occurs more than 30 days after the Oppenheimer funds are added as an investment option under that plan. Additionally, that concession will not be paid on purchases of Class A shares by a retirement plan made with the redemption proceeds of Class N shares of one or more Oppenheimer funds held by the plan for more than 18 months.

      |X| Class B Conversion. Under current interpretations of applicable federal income tax law by the Internal Revenue Service, the conversion of
Class B shares to Class A shares 90 months from the date of purchase is not treated as a taxable event for the shareholder. If those laws or the IRS interpretation of those laws should change, the automatic conversion feature may be suspended. In that event, no further conversions of Class B shares would occur while that suspension remained in effect. Although Class B shares could then be exchanged for Class A shares on the basis of relative net asset value of the two classes, without the imposition of a sales charge or fee, such exchange could constitute a taxable event for the shareholder, and absent such exchange, Class B shares might continue to be subject to the asset-based sales charge for longer than 90 months.

      |X| Allocation of Expenses. The Fund pays expenses related to its daily operations, such as custodian fees, Trustees' fees, transfer agency fees, legal fees and auditing costs. Those expenses are paid out of the Fund's assets and are not paid directly by shareholders. However, those expenses reduce the net asset values of shares, and therefore are indirectly borne by shareholders through their investment.

      The methodology for calculating the net asset value, dividends and distributions of the Fund's share classes recognizes two types of expenses.
General expenses that do not pertain specifically to any one class are allocated pro rata to the shares of all classes. The allocation is based on the percentage of the Fund's total assets that is represented by the assets of each class, and then equally to each outstanding share within a given class. Such general expenses include management fees, legal, bookkeeping and audit fees, printing and mailing costs of shareholder reports, Prospectuses,
Statements of Additional Information and other materials for current shareholders, fees to unaffiliated Trustees, custodian expenses, share issuance costs, organization and start-up costs, interest, taxes and brokerage commissions, and non-recurring expenses, such as litigation costs.

      Other expenses that are directly attributable to a particular class are allocated equally to each outstanding share within that class. Examples of such expenses include distribution and service plan (12b-1) fees, transfer and shareholder servicing agent fees and expenses, and shareholder meeting expenses (to the extent that such expenses pertain only to a specific class).

Account Fees. As stated in the Prospectus, a $12 annual fee is assessed on any account valued at less than $500. This fee will not be assessed on the following accounts:
o     Accounts that have balances below $500 due to the automatic conversion of shares from Class B to Class A shares;
o     Certain accounts held by broker-dealers through the National Securities
         Clearing Corporation; and
o     Accounts that fall below the $500 threshold due solely to market fluctuations within the 12-month period preceding the date the fee is deducted.

      The fee is automatically deducted from qualifying accounts annually on or about the second to last business day of September. This annual fee is waived for any shareholders who elect to access their account documents through electronic document delivery rather than in paper copy and who elect to utilize the Internet or PhoneLink as their primary source for their general servicing needs. To sign up to access account documents electronically via eDocs Direct, please visit the Service Center on our website at www.oppenheimerfunds.com or call 1.888.470.0862 for instructions.

Determination of Net Asset Values Per Share. The net asset values per share of each class of shares of the Fund are determined as of the close of business of the Exchange on each day that the Exchange is open. The calculation is done by dividing the value of the Fund's net assets attributable to a class by the number of shares of that class that are outstanding. The Exchange normally closes at 4:00 P.M., Eastern time, but may close earlier on some other days (for example, in case of weather emergencies or on days falling before a U.S. holiday). All references to time in this
Statement of Additional Information mean "Eastern time." The Exchange's most recent annual announcement (which is subject to change) states that it will close on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good
Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and
Christmas Day. It may also close on other days.

      Dealers other than Exchange members may conduct trading in certain securities on days on which the Exchange is closed (including weekends and holidays) or after 4:00 P.M. on a regular business day. Because the Fund's net asset values will not be calculated on those days, the Fund's net asset values per share may be significantly affected on such days when shareholders may not purchase or redeem shares.

      |X| Securities Valuation. The Fund's Board of Trustees has established procedures for the valuation of the Fund's securities. In general those procedures are as follows:
o     Long-term debt securities having a remaining maturity in excess of 60 days are valued based on the mean between the "bid" and "asked" prices determined by a portfolio pricing service approved by the Fund's Board of
Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry.
o     The following securities are valued at the mean between the "bid" and
"asked" prices determined by a pricing service approved by the Fund's Board of Trustees or obtained by the Manager from two active market makers in the security on the basis of reasonable inquiry:
(1)   debt instruments that have a maturity of more than 397 days when issued,
(2)   debt instruments that had a maturity of 397 days or less when issued and have a remaining maturity of more than 60 days, and
(3)   non-money market debt instruments that had a maturity of 397 days or less when issued and which have a remaining maturity of 60 days or less.
o     The following securities are valued at cost, adjusted for amortization of premiums and accretion of discounts:
(1)   money market debt securities held by a non-money market fund that had a maturity of less than 397 days when issued that have a
               remaining maturity of 60 days or less, and
(2)   debt instruments held by a money market fund that have a remaining maturity of 397 days or less.
o     Securities (including restricted securities) not having
readily-available market quotations are valued at fair value determined under the Board's procedures. If the Manager is unable to locate two market makers willing to give quotes, a security may be priced at the mean between the
"bid" and "asked" prices provided by a single active market maker (which in certain cases may be the "bid" price if no "asked" price is available).

How to Sell Shares

The information below supplements the terms and conditions for redeeming shares set forth in the Prospectus.

Sending Redemption Proceeds by Federal Funds Wire. The Federal Funds wire of redemption proceeds may be delayed if the Fund's custodian bank is not open for business on a day when the Fund would normally authorize the wire to be made, which is usually the Fund's next regular business day following the redemption. In those circumstances, the wire will not be transmitted until the next bank business day on which the Fund is open for business. No dividends will be paid on the proceeds of redeemed shares awaiting transfer by Federal Funds wire.

Reinvestment Privilege. Within six months of a redemption, a shareholder may reinvest all or part of the redemption proceeds of:
o     Class A shares purchased subject to an initial sales charge or Class A shares on which a contingent deferred sales charge was paid, or
o     Class B shares that were subject to the Class B contingent deferred sales charge when redeemed.

      The reinvestment may be made without sales charge only in Class A shares of the Fund if the reinvestment occurs during the Offering Period or during the Post-Warranty Period or if the reinvestment occurs during the
Warranty Period, in any of the other Oppenheimer funds into which shares of the Fund are exchangeable as described in "How to Exchange Shares" below.
Reinvestment will be at the net asset value next computed after the Transfer
Agent receives the reinvestment order. The shareholder must ask the Transfer
Agent for that privilege at the time of reinvestment. This privilege does not apply to Class C shares. The Fund may amend, suspend or cease offering this reinvestment privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation.

      Any capital gain that was realized when the shares were redeemed is taxable, and reinvestment will not alter any capital gains tax payable on that gain. If there has been a capital loss on the redemption, some or all of the loss may not be tax deductible, depending on the timing and amount of the reinvestment. Under the Internal Revenue Code, if the redemption proceeds of
Fund shares on which a sales charge was paid are reinvested in shares of the
Fund or another of the Oppenheimer funds within 90 days of payment of the sales charge, the shareholder's basis in the shares of the Fund that were redeemed may not include the amount of the sales charge paid. That would reduce the loss or increase the gain recognized from the redemption. However, in that case the sales charge would be added to the basis of the shares acquired by the reinvestment of the redemption proceeds.

Payments "In Kind." The Prospectus states that payment for shares tendered for redemption is ordinarily made in cash. However, under certain circumstances, the Board of Trustees of the Fund may determine that it would be detrimental to the best interests of the remaining shareholders of the
Fund to make payment of a redemption order wholly or partly in cash. In that case, the Fund may pay the redemption proceeds in whole or in part by a distribution "in kind" of liquid securities from the portfolio of the Fund, in lieu of cash.

      The Fund has elected to be governed by Rule 18f-1 under the Investment
Company Act. Under that rule, the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. If shares are redeemed in kind, the redeeming shareholder might incur brokerage or other costs in selling the securities for cash. The Fund will value securities used to pay redemptions in kind using the same method the Fund uses to value its portfolio securities described above under "Determination of Net Asset Values
Per Share." That valuation will be made as of the time the redemption price is determined.

Involuntary Redemptions. The Fund's Board of Trustees has the right to cause the involuntary redemption of the shares held in any account if the aggregate net asset value of those shares is less than $500 or such lesser amount as the Board may fix. The Board will not cause the involuntary redemption of shares in an account if the aggregate net asset value of such shares has fallen below the stated minimum solely as a result of market fluctuations. If the Board exercises this right, it may also fix the requirements for any notice to be given to the shareholders in question (not less than 30 days).
The Board may alternatively set requirements for the shareholder to increase the investment, or set other terms and conditions so that the shares would not be involuntarily redeemed.

Transfers of Shares. A transfer of shares to a different registration is not an event that triggers the payment of sales charges. Therefore, shares are not subject to the payment of a contingent deferred sales charge of any class at the time of transfer to the name of another person or entity. It does not matter whether the transfer occurs by absolute assignment, gift or bequest, as long as it does not involve, directly or indirectly, a public sale of the shares. When shares subject to a contingent deferred sales charge are transferred, the transferred shares will remain subject to the contingent deferred sales charge. It will be calculated as if the transferee shareholder had acquired the transferred shares in the same manner and at the same time as the transferring shareholder.

      If less than all shares held in an account are transferred, and some but not all shares in the account would be subject to a contingent deferred sales charge if redeemed at the time of transfer, the priorities described in the Prospectus under "How to Buy Shares" for the imposition of the Class B and Class C contingent deferred sales charge will be followed in determining the order in which shares are transferred.

Distributions From Retirement Plans. Requests for distributions from
OppenheimerFunds-sponsored IRAs, SEP-IRAs, SIMPLE IRAs, 403(b)(7) custodial plans, 401(k) plans or pension or profit-sharing plans should be addressed to
"Trustee, OppenheimerFunds Retirement Plans," c/o the Transfer Agent at its
address listed in "How To Sell Shares" in the Prospectus or on the back cover of this Statement of Additional Information. The request must:
(1)   state the reason for the distribution;
(2)   state the owner's awareness of tax penalties if the distribution is premature; and
(3)   conform to the requirements of the plan and the Fund's other redemption requirements.

      Participants (other than self-employed plan sponsors) in
OppenheimerFunds-sponsored pension or profit-sharing plans with shares of the
Fund held in the name of the plan or its fiduciary may not directly request redemption of their accounts. The plan administrator or fiduciary must sign the request.

      Distributions from pension and profit sharing plans are subject to special requirements under the Internal Revenue Code and certain documents
(available from the Transfer Agent) must be completed and submitted to the
Transfer Agent before the distribution may be made. Distributions from retirement plans are subject to withholding requirements under the Internal
Revenue Code, and IRS Form W-4P (available from the Transfer Agent) must be submitted to the Transfer Agent with the distribution request, or the distribution may be delayed. Unless the shareholder has provided the Transfer
Agent with a certified tax identification number, the Internal Revenue Code requires that tax be withheld from any distribution even if the shareholder elects not to have tax withheld. The Fund, the Manager, the Distributor, and the Transfer Agent assume no responsibility to determine whether a distribution satisfies the conditions of applicable tax laws and will not be responsible for any tax penalties assessed in connection with a distribution.

Special Arrangements for Repurchase of Shares from Dealers and Brokers. The
Distributor is the Fund's agent to repurchase its shares from authorized dealers or brokers on behalf of their customers. Shareholders should contact their broker or dealer to arrange this type of redemption. The repurchase price per share will be the net asset value next computed after the
Distributor receives an order placed by the dealer or broker. However, if the
Distributor receives a repurchase order from a dealer or broker after the close of the Exchange on a regular business day, it will be processed at that day's net asset value if the order was received by the dealer or broker from its customers prior to the time the Exchange closes. Normally, the Exchange closes at 4:00 P.M., but may do so earlier on some days. Additionally, the order must have been transmitted to and received by the Distributor prior to its close of business that day (normally 5:00 P.M.).

      Ordinarily, for accounts redeemed by a broker-dealer under this procedure, payment will be made within three business days after the shares have been redeemed upon the Distributor's receipt of the required redemption documents in proper form. The signature(s) of the registered owners on the redemption documents must be guaranteed as described in the Prospectus.

How to Exchange Shares

As stated in the Prospectus, shares of a particular class of Oppenheimer funds having more than one class of shares may be exchanged only for shares of the same class of other Oppenheimer funds. Shares of Oppenheimer funds that have a single class without a class designation are deemed "Class A"
shares for this purpose. You can obtain a current list showing which funds offer which classes of shares by calling the Distributor.

o     All of the Oppenheimer funds currently offer Class A, B, C, N and Y shares with the following exceptions:

      The following funds only offer Class A shares:
      Centennial America Fund, L.P.         Centennial New York Tax Exempt
                                            Trust
      Centennial California Tax Exempt      Centennial Tax Exempt Trust
      Trust
      Centennial Government Trust           Oppenheimer Money Market Fund, Inc.
      Centennial Money Market Trust

      The following funds do not offer Class N shares:
      Oppenheimer AMT-Free Municipals        Oppenheimer Pennsylvania Municipal
                                             Fund
      Oppenheimer AMT-Free New York          Oppenheimer Rochester National
      Municipals                             Municipals
      Oppenheimer California Municipal Fund  Limited Term New York Municipal Fund
      Oppenheimer Limited Term Municipal     Oppenheimer Senior Floating Rate
      Fund                                   Fund
      Oppenheimer New Jersey Municipal Fund  Rochester Fund Municipals

      The following funds do not offer Class Y shares:
      Oppenheimer AMT-Free Municipals        Oppenheimer Limited Term California
                                             Municipal Fund
      Oppenheimer AMT-Free New York          Oppenheimer Limited Term Municipal Fund
      Municipals
      Oppenheimer Balanced Fund              Oppenheimer New Jersey Municipal Fund
      Oppenheimer California Municipal Fund  Oppenheimer Pennsylvania Municipal Fund
      Oppenheimer Capital Income Fund        Oppenheimer Principal Protected Main
                                             Street Fund
      Oppenheimer Cash Reserves              Oppenheimer Principal Protected Main
                                             Street Fund II
      Oppenheimer Champion Income Fund       Oppenheimer Quest Capital Value Fund, Inc.
      Oppenheimer Convertible Securities     Oppenheimer Quest International Value
      Fund                                   Fund, Inc.
      Oppenheimer Disciplined Allocation     Oppenheimer Rochester National Municipals
      Fund
      Oppenheimer Developing Markets Fund    Oppenheimer Senior Floating Rate Fund
      Oppenheimer Gold & Special Minerals    Oppenheimer Small Cap Value Fund
      Fund
      Oppenheimer International Bond Fund    Oppenheimer Total Return Bond Fund
      Oppenheimer International Growth Fund  Limited Term New York Municipal Fund
      Oppenheimer International Small
      Company Fund

o     Class B shares of Fund cannot be purchased during the Offering Period by exchange of Class B shares of another Oppenheimer fund.
o     Class Y shares of Oppenheimer Real Asset Fund may not be exchanged for shares of any other fund.
o     Class B, Class C and Class N shares of Oppenheimer Cash Reserves are generally available only by exchange from the same class of shares of other Oppenheimer funds or through OppenheimerFunds-sponsored 401(k)
      plans.
o     Class M shares of Oppenheimer Convertible Securities Fund may be exchanged only for Class A shares of other Oppenheimer funds. They may not be acquired by exchange of shares of any class of any other
      Oppenheimer funds except Class A shares of Oppenheimer Money Market
      Fund or Oppenheimer Cash Reserves acquired by exchange of Class M shares.
o     Class X shares of Limited Term New York Municipal Fund may be exchanged only for Class B shares of other Oppenheimer funds and no exchanges may be made to Class X shares.
o     Shares of Oppenheimer Capital Preservation Fund may not be exchanged for shares of Oppenheimer Money Market Fund, Inc., Oppenheimer Cash
      Reserves or Oppenheimer Limited-Term Government Fund. Only participants in certain retirement plans may purchase shares of Oppenheimer Capital
      Preservation Fund, and only those participants may exchange shares of other Oppenheimer funds for shares of Oppenheimer Capital Preservation
      Fund.
o     Class A shares of Oppenheimer funds may be exchanged at net asset value for shares of any money market fund offered by the Distributor. Shares of any money market fund purchased without a sales charge may be exchanged for shares of Oppenheimer funds offered with a sales charge upon payment of the sales charge. They may also be used to purchase shares of Oppenheimer funds subject to an early withdrawal charge or contingent deferred sales charge.
o     Shares of Oppenheimer Money Market Fund, Inc. purchased with the redemption proceeds of shares of other mutual funds (other than funds managed by the Manager or its subsidiaries) redeemed within the 30 days prior to that purchase may subsequently be exchanged for shares of other Oppenheimer funds without being subject to an initial sales charge or contingent deferred sales charge. To qualify for that privilege, the investor or the investor's dealer must notify the
      Distributor of eligibility for this privilege at the time the shares of
      Oppenheimer Money Market Fund, Inc. are purchased. If requested, they must supply proof of entitlement to this privilege.
o     Shares of Oppenheimer Principal Protected Main Street Fund and
      Oppenheimer Principal Protected Main Street Fund II may be exchanged at net asset value for shares of any of the Oppenheimer funds. However, shareholders are not permitted to exchange shares of other Oppenheimer funds for shares of Oppenheimer Principal Protected Main Street Fund and Oppenheimer Principal Protected Main Street Fund II until after the expiration of their warranty period on 8/5/2010 and 3/11/2011, respectively.
o     Shares of the Fund acquired during the Offering Period by reinvestment of dividends or distributions from any of the other Oppenheimer funds or from any unit investment trust for which reinvestment arrangements have been made with the Distributor may be exchanged at net asset value for shares of any of the Oppenheimer funds.

      The Fund may amend, suspend or terminate the exchange privilege at any time. Although the Fund may impose these changes at any time, it will provide you with notice of those changes whenever it is required to do so by applicable law. It may be required to provide 60 days' notice prior to materially amending or terminating the exchange privilege. That 60 day notice is not required in extraordinary circumstances.

      |X| How Exchanges Affect Contingent Deferred Sales Charges. No
contingent deferred sales charge is imposed on exchanges of shares of any class purchased subject to a contingent deferred sales charge, with the following exceptions:

o     When Class A shares of any Oppenheimer fund (other than Rochester
National Municipals and Rochester Fund Municipals) acquired by exchange of
Class A shares of any Oppenheimer fund purchased subject to a Class A contingent deferred sales charge are redeemed within 18 months measured from the beginning of the calendar month of the initial purchase of the exchanged
Class A shares, the Class A contingent deferred sales charge is imposed on the redeemed shares.

o     When Class A shares of Rochester National Municipals and Rochester Fund
Municipals acquired by exchange of Class A shares of any Oppenheimer fund purchased subject to a Class A contingent deferred sales charge are redeemed within 24 months of the beginning of the calendar month of the initial purchase of the exchanged Class A shares, the Class A contingent deferred sales charge is imposed on the redeemed shares.

o     If any Class A shares of another Oppenheimer fund that are exchanged for Class A shares of Oppenheimer Senior Floating Rate Fund are subject to the Class A contingent deferred sales charge of the other Oppenheimer fund at the time of exchange, the holding period for that Class A contingent deferred sales charge will carry over to the Class A shares of Oppenheimer Senior
Floating Rate Fund acquired in the exchange. The Class A shares of
Oppenheimer Senior Floating Rate Fund acquired in that exchange will be subject to the Class A Early Withdrawal Charge of Oppenheimer Senior Floating
Rate Fund if they are repurchased before the expiration of the holding period.

o     When Class A shares of Oppenheimer Cash Reserves and Oppenheimer Money
Market Fund, Inc. acquired by exchange of Class A shares of any Oppenheimer fund purchased subject to a Class A contingent deferred sales charge are redeemed within the Class A holding period of the fund from which the shares were exchanged, the Class A contingent deferred sales charge of the fund from which the shares were exchanged is imposed on the redeemed shares.

o     With respect to Class B shares, the Class B contingent deferred sales charge is imposed on Class B shares acquired by exchange if they are redeemed within six years of the initial purchase of the exchanged Class B shares.

o     With respect to Class C shares, the Class C contingent deferred sales charge is imposed on Class C shares acquired by exchange if they are redeemed within 12 months of the initial purchase of the exchanged Class C shares.

o     When Class B or Class C shares are redeemed to effect an exchange, the priorities described in "How To Buy Shares" in the Prospectus for the imposition of the Class B or Class C contingent deferred sales charge will be followed in determining the order in which the shares are exchanged. Before exchanging shares, shareholders should take into account how the exchange may affect any contingent deferred sales charge that might be imposed in the subsequent redemption of remaining shares.

      Shareholders owning shares of more than one class must specify which class of shares they wish to exchange.

      |X| Limits on Multiple Exchange Orders. The Fund reserves the right to reject telephone or written exchange requests submitted in bulk by anyone on behalf of more than one account. The Fund may accept requests for exchanges of up to 50 accounts per day from representatives of authorized dealers that qualify for this privilege.

      |X| Telephone Exchange Requests. When exchanging shares by telephone, a shareholder must have an existing account in the fund to which the exchange is to be made. Otherwise, the investors must obtain a prospectus of that fund before the exchange request may be submitted. If all telephone lines are busy
(which might occur, for example, during periods of substantial market fluctuations), shareholders might not be able to request exchanges by telephone and would have to submit written exchange requests.

      |X| Processing Exchange Requests. Shares to be exchanged are redeemed on the regular business day the Transfer Agent receives an exchange request in proper form (the "Redemption Date"). Normally, shares of the fund to be acquired are purchased on the Redemption Date, but such purchases may be delayed by either fund up to five business days if it determines that it would be disadvantaged by an immediate transfer of the redemption proceeds.
The Fund reserves the right, in its discretion, to refuse any exchange request that may disadvantage it. For example, if the receipt of multiple exchange requests from a dealer might require the disposition of portfolio securities at a time or at a price that might be disadvantageous to the Fund, the Fund may refuse the request.

      When you exchange some or all of your shares from one fund to another, any special account feature such as an Asset Builder Plan or Automatic
Withdrawal Plan, will be switched to the new fund account unless you tell the
Transfer Agent not to do so. However, special redemption and exchange features such as Automatic Exchange Plans and Automatic Withdrawal Plans
cannot be switched to an account in Oppenheimer Senior Floating Rate Fund.

      In connection with any exchange request, the number of shares exchanged may be less than the number requested if the exchange or the number requested would include shares subject to a restriction cited in the Prospectus or this
Statement of Additional Information, or would include shares covered by a share certificate that is not tendered with the request. In those cases, only the shares available for exchange without restriction will be exchanged.

      The different Oppenheimer funds available for exchange have different investment objectives, policies and risks. A shareholder should assure that the fund selected is appropriate for his or her investment and should be aware of the tax consequences of an exchange. For federal income tax purposes, an exchange transaction is treated as a redemption of shares of one fund and a purchase of shares of another. "Reinvestment Privilege," above, discusses some of the tax consequences of reinvestment of redemption proceeds in such cases. The Fund, the Distributor, and the Transfer Agent are unable to provide investment, tax or legal advice to a shareholder in connection with an exchange request or any other investment transaction.

      Under certain tax rules, the Fund may be required to include an amount in income with respect to a security even though the Fund does not receive payments in cash attributable to such income in respect of the security during the year. For example, the Fund may be required to accrue a portion of any discount at which it purchases a debt security as income in each year.
The Fund will not invest in equity securities during the Warranty Period other than Class Y shares of the Underlying Fund. To the extent that the Fund invests in any securities producing such "phantom income," the Fund will nonetheless be required to make income distributions of such phantom income in order to avoid taxation of such income at the Fund level. Such distributions will be required to be made from available cash of the Fund or by liquidation of Fund securities if necessary. If a distribution of cash necessitates the liquidation of Fund securities, the Fund may realize a gain or loss from such sales. Any net capital gains realized from such transactions may result in larger capital gain distributions (if any) to shareholders than they would have received in the absence of such transactions.

Dividends, Capital Gains and Taxes

Dividends and Distributions. The Fund has no fixed dividend rate and there can be no assurance as to the payment of any dividends or the realization of any capital gains. The dividends and distributions paid by a class of shares will vary from time to time depending on market conditions, the composition of the Fund's portfolio, and expenses borne by the Fund or borne separately by a class. Dividends are calculated in the same manner, at the same time, and on the same day for each class of shares. However, dividends on Class B and Class C shares are expected to be lower than dividends on Class A shares.
That is because of the effect of the asset-based sales charge on Class B and
Class C shares. Those dividends will also differ in amount as a consequence of any difference in the net asset values of the different classes of shares.

      Dividends, distributions and proceeds of the redemption of Fund shares represented by checks returned to the Transfer Agent by the Postal Service as undeliverable will be invested in shares of Oppenheimer Money Market Fund,
Inc. Reinvestment will be made as promptly as possible after the return of such checks to the Transfer Agent, to enable the investor to earn a return on otherwise idle funds. Unclaimed accounts may be subject to state escheatment laws, and the Fund and the Transfer Agent will not be liable to shareholders or their representatives for compliance with those laws in good faith.

Tax Status of the Fund's Dividends, Distributions and Redemptions of Shares.
The federal tax treatment of the Fund's dividends and capital gains distributions is briefly highlighted in the Prospectus. The following is only a summary of certain additional tax considerations generally affecting the
Fund and its shareholders.

      The tax discussion in the Prospectus and this Statement of Additional
Information is based on tax law in effect on the date of the Prospectus and this Statement of Additional Information. Those laws and regulations may be changed by legislative, judicial, or administrative action, sometimes with retroactive effect. State and local tax treatment of ordinary income dividends and capital gain dividends from regulated investment companies may differ from the treatment under the Internal Revenue Code described below.
Potential purchasers of shares of the Fund are urged to consult their tax advisers with specific reference to their own tax circumstances as well as the consequences of federal, state and local tax rules affecting an investment in the Fund.

Qualification as a Regulated Investment Company. The Fund has elected to be taxed as a regulated investment company under Subchapter M of the Internal
Revenue Code of 1986, as amended. As a regulated investment company, the Fund is not subject to federal income tax on the portion of its net investment income (that is, taxable interest, dividends, and other taxable ordinary income, net of expenses) and capital gain net income (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes to shareholders. That qualification enables the Fund to "pass through" its income and realized capital gains to shareholders without having to pay tax on them. This avoids a "double tax" on that income and capital gains, since shareholders normally will be taxed on the dividends and capital gains they receive from the Fund (unless their Fund shares are held in a retirement account or the shareholder is otherwise exempt from tax).

      The Internal Revenue Code contains a number of complex tests relating to qualification that the Fund might not meet in a particular year. If it did not qualify as a regulated investment company, the Fund would be treated for tax purposes as an ordinary corporation and would receive no tax deduction for payments made to shareholders.

      To qualify as a regulated investment company, the Fund must distribute at least 90% of its investment company taxable income (in brief, net investment income and the excess of net short-term capital gain over net long-term capital loss) for the taxable year. The Fund must also satisfy certain other requirements of the Internal Revenue Code, some of which are described below. Distributions by the Fund made during the taxable year or, under specified circumstances, within 12 months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

      To qualify as a regulated investment company, the Fund must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) and certain other income.

      In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under that test, at the close of each quarter of the
Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and securities of other issuers. As to each of those issuers, the Fund must not have invested more than 5% of the value of the Fund's total assets in securities of each such issuer and the Fund must not hold more than 10% of the outstanding voting securities of each such issuer. No more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies), or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses.
For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. government are treated as U.S.
government securities.

      |X| Excise Tax on Regulated Investment Companies. Under the Internal
Revenue Code, by December 31 each year, the Fund must distribute 98% of its taxable investment income earned from January 1 through December 31 of that year and 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of the current year. If it does not, the
Fund must pay an excise tax on the amounts not distributed. It is presently anticipated that the Fund will meet those requirements. To meet this requirement, in certain circumstances the Fund might be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability. However, the Board of Trustees and the Manager might determine in a particular year that it would be in the best interests of shareholders for the Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to shareholders.

      |X| Taxation of Fund Distributions. The Fund anticipates distributing substantially all of its investment company taxable income for each taxable year. Those distributions will be taxable to shareholders as ordinary income and treated as dividends for federal income tax purposes.

      Special provisions of the Internal Revenue Code govern the eligibility of the Fund's dividends for the dividends-received deduction for corporate shareholders. Long-term capital gains distributions are not eligible for the deduction. The amount of dividends paid by the Fund that may qualify for the deduction is limited to the aggregate amount of qualifying dividends that the
Fund derives from portfolio investments that the Fund has held for a minimum period, usually 46 days. A corporate shareholder will not be eligible for the deduction on dividends paid on Fund shares held for 45 days or less. To the extent the Fund's dividends are derived from gross income from option premiums, interest income or short-term gains from the sale of securities or dividends from foreign corporations, those dividends will not qualify for the deduction.

      The Fund may either retain or distribute to shareholders its net capital gain for each taxable year. The Fund currently intends to distribute any such amounts. If net long term capital gains are distributed and designated as a capital gain distribution, it will be taxable to shareholders as a long-term capital gain and will be properly identified in reports sent to shareholders in January of each year. Such treatment will apply no matter how long the shareholder has held his or her shares or whether that gain was recognized by the Fund before the shareholder acquired his or her shares.

      If the Fund elects to retain its net capital gain, the Fund will be subject to tax on it at the 35% corporate tax rate. If the Fund elects to retain its net capital gain, the Fund will provide to shareholders of record on the last day of its taxable year information regarding their pro rata share of the gain and tax paid. As a result, each shareholder will be required to report his or her pro rata share of such gain on their tax return as long-term capital gain, will receive a refundable tax credit for his/her pro rata share of tax paid by the Fund on the gain, and will increase the tax basis for his/her shares by an amount equal to the deemed distribution less the tax credit.

      Investment income that may be received by the Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. The
United States has entered into tax treaties with many foreign countries which entitle the Fund to a reduced rate of, or exemption from, taxes on such income.

      Distributions by the Fund that do not constitute ordinary income dividends or capital gain distributions will be treated as a return of capital to the extent of the shareholder's tax basis in their shares. Any excess will be treated as gain from the sale of those shares, as discussed below. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year. If prior distributions made by the Fund must be re-characterized as a non-taxable return of capital at the end of the fiscal year as a result of the effect of the Fund's investment policies, they will be identified as such in notices sent to shareholders.

      Distributions by the Fund will be treated in the manner described above regardless of whether the distributions are paid in cash or reinvested in additional shares of the Fund (or of another fund). Shareholders receiving a distribution in the form of additional shares will be treated as receiving a distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date.

      The Fund will be required in certain cases to withhold 28% of ordinary income dividends, capital gains distributions and the proceeds of the redemption of shares, paid to any shareholder (1) who has failed to provide a correct taxpayer identification number or to properly certify that number
-------
when required, (2) who is subject to backup withholding for failure to report the receipt of interest or dividend income properly, or (3) who has failed to certify to the Fund that the shareholder is not subject to backup withholding or is an "exempt recipient" (such as a corporation). All income and any tax withheld by the Fund is remitted by the Fund to the U.S. Treasury and is identified in reports mailed to shareholders in January of each year.

      |X| Tax Effects of Redemptions of Shares. If a shareholder redeems all or a portion of his/her shares, the shareholder will recognize a gain or loss on the redeemed shares in an amount equal to the difference between the proceeds of the redeemed shares and the shareholder's adjusted tax basis in the shares. All or a portion of any loss recognized in that manner may be disallowed if the shareholder purchases other shares of the Fund within 30 days before or after the redemption.

      In general, any gain or loss arising from the redemption of shares of the Fund will be considered capital gain or loss, if the shares were held as a capital asset. It will be long-term capital gain or loss if the shares were held for more than one year. However, any capital loss arising from the redemption of shares held for six months or less will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received on those shares. Special holding period rules under the Internal
Revenue Code apply in this case to determine the holding period of shares and there are limits on the deductibility of capital losses in any year.

      |X| Foreign Shareholders. Under U.S. tax law, taxation of a shareholder who is a foreign person (to include, but not limited to, a nonresident alien individual, a foreign trust, a foreign estate, a foreign corporation, or a foreign partnership) primarily depends on whether the foreign person's income from the Fund is effectively connected with the conduct of a U.S. trade or business. Typically, ordinary income dividends paid from a mutual fund are not considered "effectively connected" income.

      Ordinary income dividends that are paid by the Fund (and are deemed not
"effectively connected income") to foreign persons will be subject to a U.S.
tax withheld by the Fund at a rate of 30%, provided the Fund obtains a properly completed and signed Certificate of Foreign Status. The tax rate may be reduced if the foreign person's country of residence has a tax treaty with the U.S. allowing for a reduced tax rate on ordinary income dividends paid by the Fund. All income and any tax withheld by the Fund is remitted by the Fund to the U.S. Treasury and is identified in reports mailed to shareholders in
March of each year.

      If the ordinary income dividends from the Fund are effectively
                                                     ---
connected with the conduct of a U.S. trade or business, then the foreign person may claim an exemption from the U.S. tax described above provided the
Fund obtains a properly completed and signed Certificate of Foreign Status.
If the foreign person fails to provide a certification of his/her foreign status, the Fund will be required to withhold U.S. tax at a rate of 28% on ordinary income dividends, capital gains distributions and the proceeds of the redemption of shares, paid to any foreign person. All income and any tax withheld (in this situation) by the Fund is remitted by the Fund to the U.S.
Treasury and is identified in reports mailed to shareholders in January of each year.

      The tax consequences to foreign persons entitled to claim the benefits of an applicable tax treaty may be different from those described herein.
Foreign shareholders are urged to consult their own tax advisors or the U.S.
Internal Revenue Service with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of the U.S.
withholding taxes described above.

Dividend Reinvestment in Another Fund. Shareholders of the Fund may elect to reinvest all dividends and/or capital gains distributions in shares of the same class of any of the other Oppenheimer funds listed above. Reinvestment will be made without sales charge at the net asset value per share in effect at the close of business on the payable date of the dividend or distribution.
To elect this option, the shareholder must notify the Transfer Agent in writing and must have an existing account in the fund selected for reinvestment. Otherwise the shareholder first must obtain a prospectus for that fund and an application from the Distributor to establish an account.
Dividends and/or distributions from shares of certain other Oppenheimer funds
(other than Oppenheimer Cash Reserves) may be invested in shares of this Fund on the same basis.

Additional Information About the Fund

The Distributor. The Fund's shares are sold through dealers, brokers and other financial institutions that have a sales agreement with
OppenheimerFunds Distributor, Inc., a subsidiary of the Manager that acts as the Fund's Distributor. The Distributor also distributes shares of the other
Oppenheimer funds and is sub-distributor for funds managed by a subsidiary of the Manager.

The Transfer Agent. OppenheimerFunds Services, the Fund's Transfer Agent, is
a division of the Manager. It is responsible for maintaining the Fund's shareholder registry and shareholder accounting records, and for paying dividends and distributions to shareholders. It also handles shareholder servicing and administrative functions. It serves as the Transfer Agent for an annual per account fee. It also acts as shareholder servicing agent for the other Oppenheimer funds. Shareholders should direct inquiries about their accounts to the Transfer Agent at the address and toll-free numbers shown on the back cover.

The  Warranty  Provider.  Merrill  Lynch  Bank USA,  located  at 15 West South
Temple  Square,  Suite 300 Salt Lake City,  Utah 84101,  has entered  into the
Warranty  Agreement  with the Fund.  Merrill Lynch Bank USA is a  wholly-owned subsidiary  of Merrill  Lynch & Co.,  Inc.  and its  principal  business is to engage  in  banking  activities.  The 2003  audited  financial  statements  of
Merrill  Lynch  Bank  USA and its  March  26,  2004 and  June  26,  2004,  and
quarterly   unaudited   financial   statements  are  incorporated   herein  by
reference.  You may  request a copy of the  Merrill  Lynch Bank USA  financial statements,  free of charge,  by calling the Transfer  Agent at the  toll-free number listed on the back cover of this  Statement of Additional  Information.
You may  request a copy of these  financial  statements,  free of  charge,  by calling the Transfer  Agent at the  toll-free  number listed on the back cover of this Statement of Additional Information.

The Custodian. JPMorgan Chase Bank is the custodian of the Fund's assets. The custodian's responsibilities include safeguarding and controlling the Fund's portfolio securities and handling the delivery of such securities to and from the Fund. It is the practice of the Fund to deal with the custodian in a manner uninfluenced by any banking relationship the custodian may have with the Manager and its affiliates. The Fund's cash balances with the custodian in excess of $100,000 are not protected by federal deposit insurance. Those uninsured balances at times may be substantial.

Report of Independent Registered Public Accounting Firm. Deloitte & Touche
LLP are the independent auditors of the Fund. They audit the Fund's financial statements and perform other related audit services. They also act as auditors for the Manager and for certain other funds advised by the Manager and its affiliates. Deloitte & Touche LLP are the independent auditors of
MLBUSA.

Financial Statements. The initial Statement of Assets and Liabilities for the
Fund and the Opinion of Independent Auditors follows. The audited financial statements for the Oppenheimer Main Street Fund (the "Underlying Fund") are
incorporated in this Statement of Additional Information by reference to the
August 31, 2003 annual report to shareholders of the Underlying Fund and the unaudited financial statements for the Underlying Fund are incorporated in this Statement of Additional Information by reference to the February 29,
2004 semi-annual report to shareholders of the Underlying Fund.. You may request a copy of that annual report at no charge by calling the toll-free number listed on the back cover of this Statement of Additional Information during normal business hours on any business day.

             Oppenheimer Principal Protected Main Street Fund III

                     Statement of Assets and Liabilities
                              September 7, 2004
ASSETS:
Cash                             $103,000

LIABILITIES:                           --

                                 ---------
                                 ---------

NET ASSETS:
                                 $103,000

                                 =========
                                 =========

                                                Class A  Class B Class C Class N

                                                ---------------------------------
                                                ---------------------------------

NET ASSETS - Applicable to
3,333.33 Class A shares,
33.33 Class B shares, 33.33                     $100,000 $1,000  $1,000  $1,000
Class C shares, and 33.33 of
Class N shares of beneficial
interest outstanding

NET ASSET VALUE PER SHARE
(net assets divided by
3,333.33, 33.33, 33.33 and                       $30.00  $30.00  $30.00  $30.00
33.33 shares of beneficial
interest for Class A, B, C
and N respectively.)

MAXIMUM OFFERING PRICE PER
SHARE (net asset value plus
sales charge of 5.75% of                         $31.83  $30.00  $30.00  $30.00
offering price
for Class A shares)

Notes to Statement of Assets and Liabilities

Note 1.  Organization

Oppenheimer Principal Protected Main Street Fund III (the "Fund") is a series of Oppenheimer Principal Protected Trust III. That Trust was organized as a business trust in the Commonwealth of Massachusetts on March 18, 2004 as a
diversified open-end management investment company registered under the
Investment Company Act of 1940, as amended.  The Fund has had no operations through September 7, 2004 other than those relating to organizational matters and the sale and issuance of 3,333.33 Class A shares, 33.33 Class B shares,
33.33 Class C shares and 33.33 Class N shares of beneficial interest to
OppenheimerFunds, Inc. ("OFI" or the "Adviser").

On June 28, 2004 the Fund's Board of Trustees approved an Investment Advisory
Agreement with OFI and a Distributor's Agreement with OppenheimerFunds
Distributor, Inc. ("OFDI"), wholly-owned subsidiary of OFI.

The Fund has entered into a Warranty Agreement with Merrill Lynch Bank USA
(the Warranty Provider).  Under the Warranty Agreement, a shareholder's holdings will be worth the initial purchase price of the shares, (the
"Warranty Amount").  In order for a shareholder to maintain the the full value of their individual Warranty Amount under the Warranty Agreement, he or she must reinvest all dividends and distributions received from the Fund to purchase additional shares of the Fund and must not redeem any shares of the
Fund during the Warranty Period.  If the value of the Fund's assets on the
Maturity Date of the Warranty Agreement is insufficient to result in the value of each shareholder's account being at least equal to the shareholder's
Warranty Amount, the Warranty Provider will pay the Fund an amount equal to his or her Warranty Amount.  The Financial Warranty is solely the obligation of the Warranty Provider. It is possible that the financial position of the
Warranty Provider may deteriorate and it would be unable to satisfy its obligations under the Warranty Agreement. The Fund's assets and the obligations of the Warranty Provider under the Warranty Agreement are not guaranteed by Merrill Lynch & Co., Inc., the United States Government, the
Advisor, or any other entity or person.

The Warranty Agreement requires the Advisor to comply with certain agreed upon investment parameters in an attempt to limit the Fund's risk. If the
Fund fails to comply with the agreed-upon investment parameters or otherwise fails to comply with certain requirements set forth in the Warranty
Agreement, the Warranty Provider may terminate its Financial Warranty in certain limited circumstances. The Warranty Provider may monitor the Fund's compliance with the Warranty Agreement solely to protect the interests of the
Warranty Provider and not the Fund's shareholders.

The fee paid to the Warranty Provider is an annual fee of 0.60% of the average daily net assets of the Fund.

The Fund's investment objective is to seek capital preservation in order to have a net asset value on the Maturity Date at least equal to the Warranty
Amount.  The Fund seeks high total return as a secondary objective.
The Fund offers Class A, Class B, Class C shares and Class N.  Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge.  Class B, Class C, and Class N shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC).

Note 2.  Significant Accounting Policies

The Fund's financial statements are prepared in conformity with accounting principles generally accepted in the United States which may require the use of management estimates and assumptions.  Actual results could differ from those estimates.
The Fund intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains)distributed to shareholders.

Note 3.  Fees and Other Transactions with Affiliated Parties

The Fund will pay the Adviser a monthly fee (the "Management Fee") at the annual rate of 0.50% per annum of average annual net assets.  The Management
Fee shall be 0.40% per annum of average annual net assets in any month during the Warranty Period following a month when the Fund's average daily investment in equity securities is less than 0.10%.  In the event the Fund's assets become completely and irrevocably invested in debt securities, the
Management Fee will be 0.25%.  The fund's obligation to pay a management fee is not effective until after the offering period.
OFI has contractually agreed to reimburse the fund for the amount of normal operating expenses (other than extraordinary expenses) paid by Oppenheimer
Main Street Fund relating to the Fund's assets invested in Oppenheimer Main
Street Fund.
OFI has assumed all organization and offering costs estimated to be $115,800.
OppenheimerFunds Services ("OFS"), a division of the Adviser, acts as the transfer and shareholder servicing agent for the Fund.  The Fund will pay OFS an agreed upon per account fee.

OFDI acts as the Fund's principal underwriter in the public offering of shares of the Fund.

                                  Appendix A

                           Industry Classifications
                           ------------------------

Aerospace & Defense                  Household Products
Air Freight & Couriers               Industrial Conglomerates
Airlines                             Insurance
Auto Components                      Internet & Catalog Retail
Automobiles                          Internet Software & Services
Beverages                            IT Services
Biotechnology                        Leisure Equipment & Products
Building Products                    Machinery
Chemicals                            Marine
Consumer Finance                     Media
Commercial Banks                     Metals & Mining
Commercial Services & Supplies       Multiline Retail
Communications Equipment             Multi-Utilities
Computers & Peripherals              Office Electronics
Construction & Engineering           Oil & Gas
Construction Materials               Paper & Forest Products
Containers & Packaging               Personal Products
Distributors                         Pharmaceuticals
Diversified Financial Services       Real Estate
Diversified Telecommunication        Road & Rail
Services
Electric Utilities                   Semiconductors and Semiconductor
                                     Equipment
Electrical Equipment                 Software
Electronic Equipment & Instruments   Specialty Retail
Energy Equipment & Services          Textiles, Apparel & Luxury Goods
Food & Staples Retailing             Thrifts & Mortgage Finance
Food Products                        Tobacco
Gas Utilities                        Trading Companies & Distributors
Health Care Equipment & Supplies     Transportation Infrastructure
Health Care Providers & Services     Water Utilities
Hotels Restaurants & Leisure         Wireless Telecommunication Services
Household Durables

                                  Appendix B

OppenheimerFunds Special Sales Charge Arrangements and Waivers
--------------------------------------------------------------

In certain cases, the initial sales charge that applies to purchases of Class
A shares1 of the Oppenheimer funds or the contingent deferred sales charge that may apply to Class A, Class B or Class C shares may be waived.2  That is because of the economies of sales efforts realized by OppenheimerFunds
Distributor, Inc., (referred to in this document as the "Distributor"), or by dealers or other financial institutions that offer those shares to certain classes of investors.

Not all waivers apply to all funds. For example, waivers relating to
Retirement Plans do not apply to Oppenheimer municipal funds, because shares of those funds are not available for purchase by or on behalf of retirement plans. Other waivers apply only to shareholders of certain funds.

For the purposes of some of the waivers described below and in the Prospectus and Statement of Additional Information of the applicable Oppenheimer funds, the term "Retirement Plan" refers to the following types of plans:
         1) plans qualified under Sections 401(a) or 401(k) of the Internal
            Revenue Code,
         2) non-qualified deferred compensation plans,
         3) employee benefit plans3
         4) Group Retirement Plans4
         5) 403(b)(7) custodial plan accounts
         6) Individual Retirement Accounts ("IRAs"), including traditional
            IRAs, Roth IRAs, SEP-IRAs, SARSEPs or SIMPLE plans

The interpretation of these provisions as to the applicability of a special arrangement or waiver in a particular case is in the sole discretion of the
Distributor or the transfer agent (referred to in this document as the
"Transfer Agent") of the particular Oppenheimer fund. These waivers and special arrangements may be amended or terminated at any time by a particular fund, the Distributor, and/or OppenheimerFunds, Inc. (referred to in this document as the "Manager").

Waivers that apply at the time shares are redeemed must be requested by the shareholder and/or dealer in the redemption request.

I.Applicability of Class A Contingent Deferred Sales Charges in Certain Cases
------------------------------------------------------------------------------

Purchases of Class A Shares of Oppenheimer Funds That Are Not Subject to
Initial Sales Charge but May Be Subject to the Class A Contingent Deferred
Sales Charge (unless a waiver applies).

      There is no initial sales charge on purchases of Class A shares of any of the Oppenheimer funds in the cases listed below. However, these purchases may be subject to the Class A contingent deferred sales charge if redeemed within 18 months (24 months in the case of Oppenheimer Rochester National
Municipals and Rochester Fund Municipals) of the beginning of the calendar month of their purchase, as described in the Prospectus (unless a waiver described elsewhere in this Appendix applies to the redemption).
Additionally, on shares purchased under these waivers that are subject to the
Class A contingent deferred sales charge, the Distributor will pay the applicable concession described in the Prospectus under "Class A Contingent
Deferred Sales Charge."5 This waiver provision applies to:
|_|   Purchases of Class A shares aggregating $1 million or more.
|_|   Purchases of Class A shares by a Retirement Plan that was permitted to purchase such shares at net asset value but subject to a contingent deferred sales charge prior to March 1, 2001. That included plans
         (other than IRA or 403(b)(7) Custodial Plans) that: 1) bought shares costing $500,000 or more, 2) had at the time of purchase 100 or more eligible employees or total plan assets of $500,000 or more, or 3)
         certified to the Distributor that it projects to have annual plan purchases of $200,000 or more.
|_|   Purchases by an OppenheimerFunds-sponsored Rollover IRA, if the purchases are made:
         1) through a broker, dealer, bank or registered investment adviser that has made special arrangements with the Distributor for those purchases, or
         2) by a direct rollover of a distribution from a qualified
            Retirement Plan if the administrator of that Plan has made special arrangements with the Distributor for those purchases.
|_|   Purchases of Class A shares by Retirement Plans that have any of the following record-keeping arrangements:
         1) The record keeping is performed by Merrill Lynch Pierce Fenner &
            Smith, Inc. ("Merrill Lynch") on a daily valuation basis for the
            Retirement Plan. On the date the plan sponsor signs the
            record-keeping service agreement with Merrill Lynch, the Plan must have $3 million or more of its assets invested in (a) mutual funds, other than those advised or managed by Merrill Lynch
            Investment Management, L.P. ("MLIM"), that are made available under a Service Agreement between Merrill Lynch and the mutual fund's principal underwriter or distributor, and  (b)  funds advised or managed by MLIM (the funds described in (a) and (b)
            are referred to as "Applicable Investments").
         2) The record keeping for the Retirement Plan is performed on a daily valuation basis by a record keeper whose services are provided under a contract or arrangement between the Retirement
            Plan and Merrill Lynch. On the date the plan sponsor signs the record keeping service agreement with Merrill Lynch, the Plan must have $3 million or more of its assets (excluding assets invested in money market funds) invested in Applicable
            Investments.
         3) The record keeping for a Retirement Plan is handled under a service agreement with Merrill Lynch and on the date the plan sponsor signs that agreement, the Plan has 500 or more eligible employees (as determined by the Merrill Lynch plan conversion manager).

II.Waivers of Class A Sales Charges of Oppenheimer Funds
------------------------------------------------------------------------------

A. Waivers of Initial and Contingent Deferred Sales Charges for Certain
Purchasers.

Class A shares purchased by the following investors are not subject to any
Class A sales charges (and no concessions are paid by the Distributor on such purchases):
|_|   The Manager or its affiliates.
|_|   Present or former officers, directors, trustees and employees (and their "immediate families") of the Fund, the Manager and its affiliates, and retirement plans established by them for their employees. The term "immediate family" refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews;
         relatives by virtue of a remarriage (step-children, step-parents, etc.) are included.
|_|   Registered management investment companies, or separate accounts of insurance companies having an agreement with the Manager or the
         Distributor for that purpose.
|_|   Dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees.
|_|   Employees and registered representatives (and their spouses) of dealers or brokers described above or financial institutions that have entered into sales arrangements with such dealers or brokers (and which are identified as such to the Distributor) or with the
         Distributor. The purchaser must certify to the Distributor at the time of purchase that the purchase is for the purchaser's own account (or for the benefit of such employee's spouse or minor children).
|_|   Dealers, brokers, banks or registered investment advisors that have entered into an agreement with the Distributor providing
         specifically for the use of shares of the Fund in particular investment products made available to their clients. Those clients may be charged a transaction fee by their dealer, broker, bank or advisor for the purchase or sale of Fund shares.
|_|   Investment advisors and financial planners who have entered into an agreement for this purpose with the Distributor and who charge an advisory, consulting or other fee for their services and buy shares for their own accounts or the accounts of their clients.
|_|   "Rabbi trusts" that buy shares for their own accounts, if the purchases are made through a broker or agent or other financial intermediary that has made special arrangements with the Distributor for those purchases.
|_|   Clients of investment advisors or financial planners (that have entered into an agreement for this purpose with the Distributor) who buy shares for their own accounts may also purchase shares without sales charge but only if their accounts are linked to a master account of their investment advisor or financial planner on the books and records of the broker, agent or financial intermediary with which the Distributor has made such special arrangements . Each of these investors may be charged a fee by the broker, agent or financial intermediary for purchasing shares.
|_|   Directors, trustees, officers or full-time employees of OpCap Advisors or its affiliates, their relatives or any trust, pension, profit sharing or other benefit plan which beneficially owns shares for those persons.
|_|   Accounts for which Oppenheimer Capital (or its successor) is the investment advisor (the Distributor must be advised of this arrangement) and persons who are directors or trustees of the company or trust which is the beneficial owner of such accounts.
|_|   A unit investment trust that has entered into an appropriate agreement with the Distributor.
|_|   Dealers, brokers, banks, or registered investment advisers that have entered into an agreement with the Distributor to sell shares to defined contribution employee retirement plans for which the dealer, broker or investment adviser provides administration services.
|_|   Retirement Plans and deferred compensation plans and trusts used to fund those plans (including, for example, plans qualified or created under sections 401(a), 401(k), 403(b) or 457 of the Internal Revenue
         Code), in each case if those purchases are made through a broker, agent or other financial intermediary that has made special arrangements with the Distributor for those purchases.
|_|   A TRAC-2000 401(k) plan (sponsored by the former Quest for Value
         Advisors) whose Class B or Class C shares of a Former Quest for
         Value Fund were exchanged for Class A shares of that Fund due to the termination of the Class B and Class C TRAC-2000 program on November
         24, 1995.
|_|   A qualified Retirement Plan that had agreed with the former Quest for
         Value Advisors to purchase shares of any of the Former Quest for
         Value Funds at net asset value, with such shares to be held through
         DCXchange, a sub-transfer agency mutual fund clearinghouse, if that arrangement was consummated and share purchases commenced by
         December 31, 1996.

B. Waivers of Initial and Contingent Deferred Sales Charges in Certain
Transactions.

Class A shares issued or purchased in the following transactions are not subject to sales charges (and no concessions are paid by the Distributor on such purchases):
|_|   Shares issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which the Fund is a party.
|_|   Shares purchased by the reinvestment of dividends or other distributions reinvested from the Fund or other Oppenheimer funds
         (other than Oppenheimer Cash Reserves) or unit investment trusts for which reinvestment arrangements have been made with the Distributor.
|_|   Shares purchased with the proceeds of maturing principal units of any
         Qualified Unit Investment Liquid Trust Series.
|_|   Shares purchased by the reinvestment of loan repayments by a participant in a Retirement Plan for which the Manager or an affiliate acts as sponsor.

C. Waivers of the Class A Contingent Deferred Sales Charge for Certain
Redemptions.

The Class A contingent deferred sales charge is also waived if shares that would otherwise be subject to the contingent deferred sales charge are redeemed in the following cases:
|_|   To make Automatic Withdrawal Plan payments that are limited annually to no more than 12% of the account value adjusted annually.
|_|   Involuntary redemptions of shares by operation of law or involuntary redemptions of small accounts (please refer to "Shareholder Account
         Rules and Policies," in the applicable fund Prospectus).
|_|   For distributions from Retirement Plans, deferred compensation plans or other employee benefit plans for any of the following purposes:
         1) Following the death or disability (as defined in the Internal
            Revenue Code) of the participant or beneficiary. The death or disability must occur after the participant's account was
            established.
         2) To return excess contributions.
         3) To return contributions made due to a mistake of fact.
4)    Hardship withdrawals, as defined in the plan.6
         5) Under a Qualified Domestic Relations Order, as defined in the
            Internal Revenue Code, or, in the case of an IRA, a divorce or separation agreement described in Section 71(b) of the Internal
            Revenue Code.
         6) To meet the minimum distribution requirements of the Internal
            Revenue Code.
         7) To make "substantially equal periodic payments" as described in
            Section 72(t) of the Internal Revenue Code.
         8) For loans to participants or beneficiaries.
         9) Separation from service.7
         10)      Participant-directed redemptions to purchase shares of a
            mutual fund (other than a fund managed by the Manager or a subsidiary of the Manager) if the plan has made special
            arrangements with the Distributor.
         11)      Plan termination or "in-service distributions," if the
            redemption proceeds are rolled over directly to an
            OppenheimerFunds-sponsored IRA.
|_|   For distributions from 401(k) plans sponsored by broker-dealers that have entered into a special agreement with the Distributor allowing this waiver.
|_|   For distributions from retirement plans that have $10 million or more in plan assets and that have entered into a special agreement with the Distributor.
|_|   For distributions from retirement plans which are part of a retirement plan product or platform offered by certain banks, broker-dealers, financial advisors, insurance companies or record keepers which have entered into a special agreement with the Distributor.
III.    Waivers of Class B, Class C and Class N Sales Charges of Oppenheimer
                                         Funds
---------------------------------------------------------------------------------

The Class B, Class C and Class N contingent deferred sales charges will not be applied to shares purchased in certain types of transactions or redeemed in certain circumstances described below.

A. Waivers for Redemptions in Certain Cases.

The Class B, Class C and Class N contingent deferred sales charges will be waived for redemptions of shares in the following cases:
|_|   Shares redeemed involuntarily, as described in "Shareholder Account
         Rules and Policies," in the applicable Prospectus.
|_|   Redemptions from accounts other than Retirement Plans following the death or disability of the last surviving shareholder. The death or disability must have occurred after the account was established, and for disability you must provide evidence of a determination of disability by the Social Security Administration.
|_|   The contingent deferred sales charges are generally not waived following the death or disability of a grantor or trustee for a trust account. The contingent deferred sales charges will only be waived in the limited case of the death of the trustee of a grantor trust or revocable living trust for which the trustee is also the sole beneficiary. The death or disability must have occurred after the account was established, and for disability you must provide evidence of a determination of disability by the Social Security
         Administration.
|_|   Distributions from accounts for which the broker-dealer of record has entered into a special agreement with the Distributor allowing this waiver.
|_|   Redemptions of Class B shares held by Retirement Plans whose records are maintained on a daily valuation basis by Merrill Lynch or an independent record keeper under a contract with Merrill Lynch.
|_|   Redemptions of Class C shares of Oppenheimer U.S. Government Trust from accounts of clients of financial institutions that have entered into a special arrangement with the Distributor for this purpose.
|_|   Redemptions requested in writing by a Retirement Plan sponsor of Class
         C shares of an Oppenheimer fund in amounts of $1,000,000 or more and made more than 12 months after the Retirement Plan's first purchase of Class C shares, if the redemption proceeds are invested in Class
         N shares of one or more Oppenheimer funds.
|_|   Distributions8 from Retirement Plans or other employee benefit plans for any of the following purposes:
         1) Following the death or disability (as defined in the Internal
            Revenue Code) of the participant or beneficiary. The death or disability must occur after the participant's account was
            established in an Oppenheimer fund.
         2) To return excess contributions made to a participant's account.
         3) To return contributions made due to a mistake of fact.
         4) To make hardship withdrawals, as defined in the plan.9
         5) To make distributions required under a Qualified Domestic
            Relations Order or, in the case of an IRA, a divorce or
            separation agreement described in Section 71(b) of the Internal
            Revenue Code.
         6) To meet the minimum distribution requirements of the Internal
            Revenue Code.
         7) To make "substantially equal periodic payments" as described in
            Section 72(t) of the Internal Revenue Code.
         8) For loans to participants or beneficiaries.10
         9) On account of the participant's separation from service.11
         10)      Participant-directed redemptions to purchase shares of a
            mutual fund (other than a fund managed by the Manager or a subsidiary of the Manager) offered as an investment option in a
            Retirement Plan if the plan has made special arrangements with the Distributor.
         11)      Distributions made on account of a plan termination or
            "in-service" distributions, if the redemption proceeds are rolled over directly to an OppenheimerFunds-sponsored IRA.
         12)      For distributions from a participant's account under an
            Automatic Withdrawal Plan after the participant reaches age 59 1/2, as long as the aggregate value of the distributions does not exceed 10% of the account's value, adjusted annually.
         13)      Redemptions of Class B shares under an Automatic Withdrawal
            Plan for an account other than a Retirement Plan, if the
            aggregate value of the redeemed shares does not exceed 10% of the account's value, adjusted annually.
         14)      For distributions from 401(k) plans sponsored by
            broker-dealers that have entered into a special arrangement with the Distributor allowing this waiver.
|_|   Redemptions of Class B shares or Class C shares under an Automatic
         Withdrawal Plan from an account other than a Retirement Plan if the aggregate value of the redeemed shares does not exceed 10% of the account's value annually.

B. Waivers for Shares Sold or Issued in Certain Transactions.

The contingent deferred sales charge is also waived on Class B and Class C shares sold or issued in the following cases:
|_|   Shares sold to the Manager or its affiliates.
|_|   Shares sold to registered management investment companies or separate accounts of insurance companies having an agreement with the Manager or the Distributor for that purpose.
|_|   Shares issued in plans of reorganization to which the Fund is a party.
|_|   Shares sold to present or former officers, directors, trustees or employees (and their "immediate families" as defined above in
         Section I.A.) of the Fund, the Manager and its affiliates and retirement plans established by them for their employees.

IV.Special Sales Charge Arrangements for Shareholders of Certain Oppenheimer
           Funds Who Were Shareholders of Former Quest for Value Funds
-------------------------------------------------------------------------------

The initial and contingent deferred sales charge rates and waivers for Class
A, Class B and Class C shares described in the Prospectus or Statement of
Additional Information of the Oppenheimer funds are modified as described below for certain persons who were shareholders of the former Quest for Value
Funds.  To be eligible, those persons must have been shareholders on November
24, 1995, when OppenheimerFunds, Inc. became the investment advisor to those former Quest for Value Funds.  Those funds include:
   Oppenheimer Quest Value Fund, Inc.           Oppenheimer Small Cap Value
   Fund
   Oppenheimer Quest Balanced Fund              Oppenheimer Quest
   International Value Fund, Inc.
   Oppenheimer Quest Opportunity Value Fund

      These arrangements also apply to shareholders of the following funds when they merged (were reorganized) into various Oppenheimer funds on
November 24, 1995:

   Quest for Value U.S. Government Income Fund  Quest for Value New York
   Tax-Exempt Fund
   Quest for Value Investment Quality Income Fund     Quest for Value
   National Tax-Exempt Fund
   Quest for Value Global Income Fund     Quest for Value California
   Tax-Exempt Fund

      All of the funds listed above are referred to in this Appendix as the
"Former Quest for Value Funds."  The waivers of initial and contingent deferred sales charges described in this Appendix apply to shares of an
Oppenheimer fund that are either:
|_|   acquired by such shareholder pursuant to an exchange of shares of an
         Oppenheimer fund that was one of the Former Quest for Value Funds,
         or
|_|   purchased by such shareholder by exchange of shares of another
         Oppenheimer fund that were acquired pursuant to the merger of any of the Former Quest for Value Funds into that other Oppenheimer fund on
         November 24, 1995.

A. Reductions or Waivers of Class A Sales Charges.

|X|   Reduced Class A Initial Sales Charge Rates for Certain Former Quest for
Value Funds Shareholders.

Purchases by Groups and Associations.  The following table sets forth the initial sales charge rates for Class A shares purchased by members of
"Associations" formed for any purpose other than the purchase of securities.
The rates in the table apply if that Association purchased shares of any of the Former Quest for Value Funds or received a proposal to purchase such shares from OCC Distributors prior to November 24, 1995.

--------------------------------------------------------------------------------
                      Initial Sales       Initial Sales Charge   Concession as
Number of Eligible    Charge as a % of    as a % of Net Amount   % of Offering
Employees or Members  Offering Price      Invested               Price
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
9 or Fewer                   2.50%                2.56%              2.00%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
At  least  10 but not        2.00%                2.04%              1.60%
more than 49
--------------------------------------------------------------------------------

------------------------------------------------------------------------------
      For purchases by Associations having 50 or more eligible employees or members, there is no initial sales charge on purchases of Class A shares, but those shares are subject to the Class A contingent deferred sales charge described in the applicable fund's Prospectus.

      Purchases made under this arrangement qualify for the lower of either the sales charge rate in the table based on the number of members of an
Association, or the sales charge rate that applies under the Right of
Accumulation described in the applicable fund's Prospectus and Statement of
Additional Information. Individuals who qualify under this arrangement for reduced sales charge rates as members of Associations also may purchase shares for their individual or custodial accounts at these reduced sales charge rates, upon request to the Distributor.

|X|   Waiver of Class A Sales Charges for Certain Shareholders.  Class A
shares purchased by the following investors are not subject to any Class A initial or contingent deferred sales charges:
o     Shareholders who were shareholders of the AMA Family of Funds on
            February 28, 1991 and who acquired shares of any of the Former
            Quest for Value Funds by merger of a portfolio of the AMA Family of Funds.
o     Shareholders who acquired shares of any Former Quest for Value Fund by merger of any of the portfolios of the Unified Funds.

|X|   Waiver of Class A Contingent Deferred Sales Charge in Certain
Transactions.  The Class A contingent deferred sales charge will not apply to redemptions of Class A shares purchased by the following investors who were shareholders of any Former Quest for Value Fund:

      Investors who purchased Class A shares from a dealer that is or was not permitted to receive a sales load or redemption fee imposed on a shareholder with whom that dealer has a fiduciary relationship, under the Employee
Retirement Income Security Act of 1974 and regulations adopted under that law.

B. Class A, Class B and Class C Contingent Deferred Sales Charge Waivers.

|X|   Waivers for Redemptions of Shares Purchased Prior to March 6, 1995.  In
the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, Class B or Class C shares of an Oppenheimer fund. The shares must have been acquired by the merger of a Former Quest for Value Fund into the fund or by exchange from an Oppenheimer fund that was a Former Quest for Value Fund or into which such fund merged. Those shares must have been purchased prior to March 6, 1995 in connection with:
o     withdrawals under an automatic withdrawal plan holding only either
            Class B or Class C shares if the annual withdrawal does not exceed 10% of the initial value of the account value, adjusted annually, and
o     liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum value of such accounts.

|X|   Waivers for Redemptions of Shares Purchased on or After March 6, 1995
but Prior to November 24, 1995. In the following cases, the contingent deferred sales charge will be waived for redemptions of Class A, Class B or
Class C shares of an Oppenheimer fund. The shares must have been acquired by the merger of a Former Quest for Value Fund into the fund or by exchange from an Oppenheimer fund that was a Former Quest For Value Fund or into which such
Former Quest for Value Fund merged. Those shares must have been purchased on or after March 6, 1995, but prior to November 24, 1995:
o     redemptions following the death or disability of the shareholder(s) (as evidenced by a determination of total disability by the U.S.
            Social Security Administration);
o     withdrawals under an automatic withdrawal plan (but only for Class B or
            Class C shares) where the annual withdrawals do not exceed 10% of the initial value of the account value; adjusted annually, and
o     liquidation of a shareholder's account if the aggregate net asset value of shares held in the account is less than the required minimum account value.

      A shareholder's account will be credited with the amount of any contingent deferred sales charge paid on the redemption of any Class A, Class
B or Class C shares of the Oppenheimer fund described in this section if the proceeds are invested in the same Class of shares in that fund or another
Oppenheimer fund within 90 days after redemption.
V.         Special Sales Charge Arrangements for Shareholders of Certain
          Oppenheimer Funds Who Were Shareholders of Connecticut Mutual
                            Investment Accounts, Inc.
---------------------------------------------------------------------------

The initial and contingent deferred sale charge rates and waivers for Class A and Class B shares described in the respective Prospectus (or this Appendix)
of the following Oppenheimer funds (each is referred to as a "Fund" in this section):
   Oppenheimer U. S. Government Trust,
   Oppenheimer Bond Fund,
   Oppenheimer Value Fund and
   Oppenheimer Disciplined Allocation Fund
are modified as described below for those Fund shareholders who were shareholders of the following funds (referred to as the "Former Connecticut
Mutual Funds") on March 1, 1996, when OppenheimerFunds, Inc. became the investment adviser to the Former Connecticut Mutual Funds:
   Connecticut Mutual Liquid Account         Connecticut Mutual Total Return
   Account
   Connecticut Mutual Government Securities Account   CMIA LifeSpan Capital
   Appreciation Account
   Connecticut Mutual Income Account         CMIA LifeSpan Balanced Account
   Connecticut Mutual Growth Account         CMIA Diversified Income Account

A. Prior Class A CDSC and Class A Sales Charge Waivers.

|X|   Class A Contingent Deferred Sales Charge. Certain shareholders of a
Fund and the other Former Connecticut Mutual Funds are entitled to continue to make additional purchases of Class A shares at net asset value without a
Class A initial sales charge, but subject to the Class A contingent deferred sales charge that was in effect prior to March 18, 1996 (the "prior Class A
CDSC"). Under the prior Class A CDSC, if any of those shares are redeemed within one year of purchase, they will be assessed a 1% contingent deferred sales charge on an amount equal to the current market value or the original purchase price of the shares sold, whichever is smaller (in such redemptions, any shares not subject to the prior Class A CDSC will be redeemed first).

      Those shareholders who are eligible for the prior Class A CDSC are:
         1) persons whose purchases of Class A shares of a Fund and other
            Former Connecticut Mutual Funds were $500,000 prior to March 18,
            1996, as a result of direct purchases or purchases pursuant to the Fund's policies on Combined Purchases or Rights of
            Accumulation, who still hold those shares in that Fund or other
            Former Connecticut Mutual Funds, and
         2) persons whose intended purchases under a Statement of Intention entered into prior to March 18, 1996, with the former general distributor of the Former Connecticut Mutual Funds to purchase shares valued at $500,000 or more over a 13-month period entitled those persons to purchase shares at net asset value without being subject to the Class A initial sales charge

      Any of the Class A shares of a Fund and the other Former Connecticut
Mutual Funds that were purchased at net asset value prior to March 18, 1996, remain subject to the prior Class A CDSC, or if any additional shares are purchased by those shareholders at net asset value pursuant to this arrangement they will be subject to the prior Class A CDSC.

|X|   Class A Sales Charge Waivers. Additional Class A shares of a Fund may be purchased without a sales charge, by a person who was in one (or more) of the categories below and acquired Class A shares prior to March 18, 1996, and still holds Class A shares:
         1) any purchaser, provided the total initial amount invested in the
            Fund or any one or more of the Former Connecticut Mutual Funds totaled $500,000 or more, including investments made pursuant to the Combined Purchases, Statement of Intention and Rights of
            Accumulation features available at the time of the initial purchase and such investment is still held in one or more of the
            Former Connecticut Mutual Funds or a Fund into which such Fund merged;
         2) any participant in a qualified plan, provided that the total initial amount invested by the plan in the Fund or any one or more of the Former Connecticut Mutual Funds totaled $500,000 or more;
         3) Directors of the Fund or any one or more of the Former
            Connecticut Mutual Funds and members of their immediate families;
         4) employee benefit plans sponsored by Connecticut Mutual Financial
            Services, L.L.C. ("CMFS"), the prior distributor of the Former
            Connecticut Mutual Funds, and its affiliated companies;
         5) one or more members of a group of at least 1,000 persons (and persons who are retirees from such group) engaged in a common business, profession, civic or charitable endeavor or other activity, and the spouses and minor dependent children of such persons, pursuant to a marketing program between CMFS and such group; and
         6) an institution acting as a fiduciary on behalf of an individual or individuals, if such institution was directly compensated by the individual(s) for recommending the purchase of the shares of the Fund or any one or more of the Former Connecticut Mutual
            Funds, provided the institution had an agreement with CMFS.

      Purchases of Class A shares made pursuant to (1) and (2) above may be subject to the Class A CDSC of the Former Connecticut Mutual Funds described above.

      Additionally, Class A shares of a Fund may be purchased without a sales charge by any holder of a variable annuity contract issued in New York State by Connecticut Mutual Life Insurance Company through the Panorama Separate
Account which is beyond the applicable surrender charge period and which was used to fund a qualified plan, if that holder exchanges the variable annuity contract proceeds to buy Class A shares of the Fund.

B. Class A and Class B Contingent Deferred Sales Charge Waivers.

In addition to the waivers set forth in the Prospectus and in this Appendix, above, the contingent deferred sales charge will be waived for redemptions of
Class A and Class B shares of a Fund and exchanges of Class A or Class B shares of a Fund into Class A or Class B shares of a Former Connecticut
Mutual Fund provided that the Class A or Class B shares of the Fund to be redeemed or exchanged were (i) acquired prior to March 18, 1996 or (ii) were acquired by exchange from an Oppenheimer fund that was a Former Connecticut
Mutual Fund. Additionally, the shares of such Former Connecticut Mutual Fund must have been purchased prior to March 18, 1996:
   1) by the estate of a deceased shareholder;
   2) upon the disability of a shareholder, as defined in Section 72(m)(7) of the Internal Revenue Code;
   3) for retirement distributions (or loans) to participants or beneficiaries from retirement plans qualified under Sections 401(a) or
      403(b)(7)of the Code, or from IRAs, deferred compensation plans created under Section 457 of the Code, or other employee benefit plans;
4)    as tax-free returns of excess contributions to such retirement or employee benefit plans;
   5) in whole or in part, in connection with shares sold to any state, county, or city, or any instrumentality, department, authority, or agency thereof, that is prohibited by applicable investment laws from paying a sales charge or concession in connection with the purchase of shares of any registered investment management company;
   6) in connection with the redemption of shares of the Fund due to a combination with another investment company by virtue of a merger, acquisition or similar reorganization transaction;
   7) in connection with the Fund's right to involuntarily redeem or liquidate the Fund;
   8) in connection with automatic redemptions of Class A shares and Class B shares in certain retirement plan accounts pursuant to an Automatic
      Withdrawal Plan but limited to no more than 12% of the original value annually; or
   9) as involuntary redemptions of shares by operation of law, or under procedures set forth in the Fund's Articles of Incorporation, or as adopted by the Board of Directors of the Fund.
VI.       Special Reduced Sales Charge for Former Shareholders of Advance
                                America Funds, Inc.
------------------------------------------------------------------------------

Shareholders of Oppenheimer AMT-Free Municipals, Oppenheimer U.S. Government
Trust, Oppenheimer Strategic Income Fund and Oppenheimer Capital Income Fund
who acquired (and still hold) shares of those funds as a result of the reorganization of series of Advance America Funds, Inc. into those
Oppenheimer funds on October 18, 1991, and who held shares of Advance America
Funds, Inc. on March 30, 1990, may purchase Class A shares of those four
Oppenheimer funds at a maximum sales charge rate of 4.50%.
VII.     Sales Charge Waivers on Purchases of Class M Shares of Oppenheimer
                            Convertible Securities Fund
------------------------------------------------------------------------------

Oppenheimer Convertible Securities Fund (referred to as the "Fund" in this section) may sell Class M shares at net asset value without any initial sales charge to the classes of investors listed below who, prior to March 11, 1996, owned shares of the Fund's then-existing Class A and were permitted to purchase those shares at net asset value without sales charge:
|_|   the Manager and its affiliates,
|_|   present or former officers, directors, trustees and employees (and their "immediate families" as defined in the Fund's Statement of
         Additional Information) of the Fund, the Manager and its affiliates, and retirement plans established by them or the prior investment advisor of the Fund for their employees,
|_|   registered management investment companies or separate accounts of insurance companies that had an agreement with the Fund's prior investment advisor or distributor for that purpose,
|_|   dealers or brokers that have a sales agreement with the Distributor, if they purchase shares for their own accounts or for retirement plans for their employees,
|_|   employees and registered representatives (and their spouses) of dealers or brokers described in the preceding section or financial institutions that have entered into sales arrangements with those dealers or brokers (and whose identity is made known to the
         Distributor) or with the Distributor, but only if the purchaser certifies to the Distributor at the time of purchase that the purchaser meets these qualifications,
|_|   dealers, brokers, or registered investment advisors that had entered into an agreement with the Distributor or the prior distributor of the Fund specifically providing for the use of Class M shares of the
         Fund in specific investment products made available to their clients, and
|_|   dealers, brokers or registered investment advisors that had entered into an agreement with the Distributor or prior distributor of the
         Fund's shares to sell shares to defined contribution employee retirement plans for which the dealer, broker, or investment advisor provides administrative services.

                                     Appendix C

                       Information About the Underlying Fund
                       -------------------------------------

Additional Information About the Underlying Fund's Investment Policies and
Risks

The investment objective, the principal investment policies and the main risks of the Oppenheimer Main Street Fund(R)(the "Underlying Fund") are
described in the Underlying Fund's Prospectus as well as the Prospectus for
Oppenheimer Principal Protected Main Street Fund III. This Appendix C
contains supplemental information about those policies and risks and the types of securities that the Underlying Fund's investment Manager,
OppenheimerFunds, Inc., can select for the Underlying Fund. Additional information is also provided about the strategies that the Underlying Fund can use to try to achieve its objective.

The Underlying Fund's Principal Investment Policies. The composition of the
Underlying Fund's portfolio and the techniques and strategies that the
Underlying Fund's Manager can use in selecting portfolio securities will vary over time. The Underlying Fund is not required to use any of the investment techniques and strategies described below at all times in seeking its goal.
It can use some of the special investment techniques and strategies at some times or not at all.

      |X| Investments in Equity Securities. The Underlying Fund does not limit its investments in equity securities to issuers having a market capitalization of a specified size or range, and therefore can invest in securities of small-, mid- and large-capitalization issuers. At times, the
Underlying Fund can focus its equity investments in securities of one or more capitalization ranges, based upon the Manager's judgment of where the best market opportunities are to seek the Underlying Fund's objective. At times, the market may favor or disfavor securities of issuers of a particular capitalization range. Securities of small capitalization issuers may be subject to greater price volatility in general than securities of larger companies. Therefore, if the Underlying Fund is focusing on or has substantial investments in smaller capitalization companies at times of market volatility, the Underlying Fund's share prices may fluctuate more than that of funds focusing on larger capitalization issuers.

         |_| Rights and Warrants. The Underlying Fund can invest up to 10% of its total assets in warrants or rights, although the Underlying Fund does not currently intend to invest more than 5% of its total assets in warrants or rights. Warrants basically are options to purchase equity securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

         |_| Convertible Securities. Convertible securities are debt
securities that are convertible into an issuer's common stock. Convertible securities rank senior to common stock in a corporation's capital structure and therefore are subject to less risk than common stock in case of the issuer's bankruptcy or liquidation.

      The value of a convertible security is a function of its "investment value" and its "conversion value." If the investment value exceeds the conversion value, the security will behave more like a debt security, and the security's price will likely increase when interest rates fall and decrease when interest rates rise. If the conversion value exceeds the investment value, the security will behave more like an equity security. In that case, it will likely sell at a premium over its conversion value, and its price will tend to fluctuate directly with the price of the underlying security.

      While some convertible securities are a form of debt security, in many cases their conversion feature (allowing conversion into equity securities)
caused them to be regarded by the Manager more as "equity equivalents." As a result, the rating assigned to the security has less impact on the Manager's investment decision than in the case of non-convertible fixed-income securities.

      To determine whether convertible securities should be regarded as
"equity equivalents," the Manager examines the following factors:
o     whether, at the option of the investor, the convertible security can be exchanged for a fixed number of shares of common stock of the issuer,
o     whether the issuer of the convertible securities has restated its earnings per share of common stock on a fully diluted basis
         (considering the effect of conversion of the convertible
         securities), and
o     the extent to which the convertible security may be a defensive "equity substitute," providing the ability to participate in any
         appreciation in the price of the issuer's common stock.

      |X| Investments in Bonds and Other Debt Securities. The Underlying Fund
can invest in bonds, debentures and other debt securities to seek its investment objective. Because the Underlying Fund currently emphasizes investments in equity securities, such as stocks, it is not anticipated that significant amounts of the Underlying Fund's assets will be invested in debt securities. However, if market conditions suggest that debt securities may offer better total return opportunities than stocks, or if the Manager determines to seek a higher amount of current income to distribute to shareholders, the Manager can shift more of the Underlying Fund's investments into debt securities.

      The Underlying Fund's debt investments can include investment-grade and non-investment-grade bonds (commonly referred to as "junk bonds").
Investment-grade bonds are bonds rated at least "Baa" by Moody's Investors
Service, Inc., or at least "BBB" by Standard & Poor's Corporation or Fitch,
Inc., or that have comparable ratings by another nationally-recognized rating organization. In making investments in debt securities, the Manager can rely to some extent on the ratings of ratings organizations or it can use its own research to evaluate a security's credit-worthiness. If the securities that the Underlying Fund buys are unrated, to be considered part of the Underlying
Fund's holdings of investment-grade securities, they must be judged by the
Manager to be of comparable quality to bonds rated as investment grade by a rating organization.

      |_| U.S. Government Securities. The Underlying Fund can buy securities issued or guaranteed by the U.S. government or its agencies and instrumentalities. Securities issued by the U.S. Treasury are backed by the full faith and credit of the U.S. government and are subject to very little credit risk. Obligations of U.S. government agencies or instrumentalities
(including mortgage-backed securities) may or may not be guaranteed or supported by the "full faith and credit" of the United States. Some are backed by the right of the issuer to borrow from the U.S. Treasury; others, by discretionary authority of the U.S. government to purchase the agencies'
obligations; while others are supported only by the credit of the instrumentality. If a security is not backed by the full faith and credit of the United States, the owner of the security must look principally to the agency issuing the obligation for repayment and may not be able to assert a claim against the United States in the event that the agency or instrumentality does not meet its commitment. The Underlying Fund will invest in securities of U.S. government agencies and instrumentalities only when the
Manager is satisfied that the credit risk with respect to the agency or instrumentality is minimal.

         |_| Special Risks of Lower-Grade Securities. While it is not
anticipated that the Underlying Fund will invest a substantial portion of its assets in debt securities, the Underlying Fund can do so to seek current income. Because lower-rated securities tend to offer higher yields than investment grade securities, the Underlying Fund can invest in lower grade securities if the Manager is trying to achieve greater income (and, in some cases, the appreciation possibilities of lower-grade securities may be a reason they are selected for the Underlying Fund's portfolio).

      The Underlying Fund can invest up to 25% of its total assets in "lower grade" debt securities. However, the Underlying Fund does not currently intend to invest more that 10% of its total assets in lower grade debt securities. "Lower-grade" debt securities are those rated below "investment grade" which means they have a rating lower than "Baa" by Moody's or lower than "BBB" by Standard & Poor's or Fitch, Inc., or similar ratings by other rating organizations. If they are unrated, and are determined by the Manager to be of comparable quality to debt securities rated below investment grade, they are included in the limitation on the percentage of the Underlying
Fund's assets that can be invested in lower-grade securities. The Underlying
Fund can invest in securities rated as low as "C" or "D" or which may be in default at the time the Underlying Fund buys them.

      Some of the special credit risks of lower-grade securities are discussed in the Prospectus. There is a greater risk that the issuer may default on its obligation to pay interest or to repay principal than in the case of investment grade securities. The issuer's low creditworthiness may increase the potential for its insolvency. An overall decline in values in the high yield bond market is also more likely during a period of a general economic downturn. An economic downturn or an increase in interest rates could severely disrupt the market for high yield bonds, adversely affecting the values of outstanding bonds as well as the ability of issuers to pay interest or repay principal. In the case of foreign high yield bonds, these risks are in addition to the special risk of foreign investing discussed in the Prospectus and in this Statement of Additional Information.

      However, the Underlying Fund's limitations on buying these investments can reduce the effect of those risks to the Underlying Fund, as will the
Underlying Fund's policy of diversifying its investments. Additionally, to the extent they can be converted into stock, convertible securities may be less subject to some of these risks than non-convertible high yield bonds, since stock may be more liquid and less affected by some of these risk factors. The Underlying Fund may not invest more than 10% of its total assets in lower-grade debt securities that are not convertible.

      While securities rated "Baa" by Moody's or "BBB" by Standard & Poor's or Fitch, Inc. are investment grade and are not regarded as junk bonds, those securities may be subject to special risks, and have some speculative characteristics. Definitions of the debt security ratings categories of
Moody's, S&P, and Fitch, Inc. are included in Appendix A to the Statement of
Additional Information of the Underling Fund.

      |X| Foreign Securities. The Underlying Fund can purchase equity and debt securities issued or guaranteed by foreign companies or foreign governments or their agencies. "Foreign securities" include equity and debt securities of companies organized under the laws of countries other than the
United States and debt securities of foreign governments. They may be traded on foreign securities exchanges or in the foreign over-the-counter markets.

      Securities of foreign issuers that are represented by American
Depository Receipts or that are listed on a U.S. securities exchange or traded in the U.S. over-the-counter markets are not considered "foreign securities" for the purpose of the Underlying Fund's investment allocations.
That is because they are not subject to many of the special considerations and risks, discussed below, that apply to foreign securities traded and held abroad.

      Investing in foreign securities offers potential benefits not available from investing solely in securities of domestic issuers. They include the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S., or to reduce fluctuations in portfolio value by taking advantage of foreign stock markets that do not move in a manner parallel to U.S. markets. The Underlying Fund will hold foreign currency only in connection with the purchase or sale of foreign securities.

         |_| Risks of Foreign Investing. Investments in foreign securities may offer special opportunities for investing but also present special additional risks and considerations not typically associated with investments in domestic securities. Some of these additional risks are:
o     reduction of income by foreign taxes;
o     fluctuation in value of foreign investments due to changes in currency rates or currency control regulations (for example, currency blockage);
o     transaction charges for currency exchange;
o     lack of public information about foreign issuers;
o     lack of uniform accounting, auditing and financial reporting standards in foreign countries comparable to those applicable to domestic issuers;
o     less volume on foreign exchanges than on U.S. exchanges;
o     greater volatility and less liquidity on foreign markets than in the
            U.S.;
o     less governmental regulation of foreign issuers, stock exchanges and brokers than in the U.S.;
o     greater difficulties in commencing lawsuits;
o     higher brokerage commission rates than in the U.S.;
o     increased risks of delays in settlement of portfolio transactions or loss of certificates for portfolio securities;
o     possibilities in some countries of expropriation, confiscatory taxation, political, financial or social instability or adverse diplomatic developments; and
o     unfavorable differences between the U.S. economy and foreign economies.

      In the past, U.S. government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be re-imposed.

      |X| Passive Foreign Investment Companies. The Underlying Fund may
purchase the securities of certain foreign investment corporations called passive foreign investment companies ("PFICs"). Such entities have been the only or primary way to invest in certain countries because some foreign countries limit, or prohibit, all direct foreign investment in the securities of companies domiciled therein. However, the governments of some countries have authorized the organization of investment funds to permit indirect foreign investment in such securities. For tax purposes, these funds also may be PFICs.

      The Underlying Fund is subject to certain percentage limitations under the 1940 Act relating to the purchase of securities of investment companies, and, consequently, the Underlying Fund may have to subject any of its investment in other investment companies, including PFICs, to the limitation that no more than 10% of the value of the Underlying Fund's total assets may be invested in such securities. In addition to bearing their proportionate share of a fund's expenses (management fees and operating expenses), shareholders will also indirectly bear similar expenses of such entities.
Like other foreign securities, interests in PFICs also involve the risk of foreign securities, as described above.

      |X| Portfolio Turnover. "Portfolio turnover" describes the rate at which the Underlying Fund traded its portfolio securities during its previous fiscal year. For example, if a fund sold all of its securities during the year, its portfolio turnover rate would have been 100%. The Underlying Fund's portfolio turnover rate will fluctuate from year to year, and the Underlying
Fund can have a portfolio turnover rate of 100% or more. Increased portfolio turnover creates higher brokerage and transaction costs for the Underlying
Fund, which may reduce its overall performance. Additionally, the realization of capital gains from selling portfolio securities may result in distributions of taxable long-term capital gains to shareholders, since the
Underlying Fund will normally distribute all of its capital gains realized each year, to avoid excise taxes under the Internal Revenue Code. The
Financial Highlights table at the end of the Prospectus shows the Underlying
Fund's portfolio turnover rates during prior fiscal years.

Other Investment Techniques and Strategies. In seeking its objective, the
Underlying Fund can from time to time use the types of investment strategies described below. It is not required to use all of these strategies at all times and may, at times, not use any of them.

      |X| Investing in Small, Unseasoned Companies. The Underlying Fund can
invest in securities of small, unseasoned companies. These are companies that have been in operation for less than three years, including the operations of any predecessors. Securities of these companies may be subject to volatility in their prices. They may have a limited trading market, which may adversely affect the Underlying Fund's ability to dispose of them and can reduce the price the Underlying Fund might be able to obtain for them. Other investors that own a security issued by a small, unseasoned issuer for which there is limited liquidity might trade the security when the Underlying Fund is attempting to dispose of its holdings of that security. In that case the
Underlying Fund might receive a lower price for its holdings than might otherwise be obtained. The Underlying Fund currently intends to invest no more than 5% of its net assets in securities of small, unseasoned issuers.

      |X| When-Issued and Delayed-Delivery Transactions. The Underlying Fund
can invest in securities on a "when-issued" basis and can purchase or sell securities on a "delayed-delivery" basis. When-issued and delayed-delivery are terms that refer to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery.

      When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made.
Delivery and payment for the securities take place at a later date. The securities are subject to change in value from market fluctuations during the period until settlement. The value at delivery may be less than the purchase price. For example, changes in interest rates in a direction other than that expected by the Manager before settlement will affect the value of such securities and may cause a loss to the Underlying Fund. During the period between purchase and settlement, no payment is made by the Underlying Fund to the issuer and no interest accrues to the Underlying Fund from the investment.

      The Underlying Fund will engage in when-issued transactions to secure what the Manager considers to be an advantageous price and yield at the time of entering into the obligation. When the Underlying Fund enters into a when-issued or delayed-delivery transaction, it relies on the other party to complete the transaction. Its failure to do so may cause the Underlying Fund to lose the opportunity to obtain the security at a price and yield the
Manager considers to be advantageous.

      When the Underlying Fund engages in when-issued and delayed-delivery transactions, it does so for the purpose of acquiring or selling securities consistent with its investment objective and policies or for delivery pursuant to options contracts it has entered into, and not for the purpose of investment leverage. Although the Underlying Fund will enter into delayed-delivery or when-issued purchase transactions to acquire securities, it can dispose of a commitment prior to settlement. If the Underlying Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or to dispose of its right to delivery or receive against a forward commitment, it may incur a gain or loss.

      At the time the Underlying Fund makes the commitment to purchase or sell a security on a when-issued or delayed-delivery basis, it records the transaction on its books and reflects the value of the security purchased in determining the Underlying Fund's net asset value. In a sale transaction, it records the proceeds to be received. The Underlying Fund will identify on its books liquid securities of any type at least equal in value to the value of the Underlying Fund's purchase commitments until the Underlying Fund pays for the investment.

      When issued and delayed-delivery transactions can be used by the
Underlying Fund as a defensive technique to hedge against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, the Underlying Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, the Underlying Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or delayed-delivery basis to obtain the benefit of currently higher cash yields.

Investment in Other Investment Companies. The Underlying Fund can also invest in the securities of other investment companies, which can include open-end funds, closed-end funds and unit investment trusts, subject to the limits set forth in the Investment Company Act that apply to those types of investments.
For example, the Underlying Fund can invest in Exchange-Traded Funds, which are typically open-end funds or unit investment trusts, listed on a stock exchange. The Underlying Fund might do so as a way of gaining exposure to the segments of the equity or fixed-income markets represented by the
Exchange-Traded Funds' portfolio, at times when the Underlying Fund may not be able to buy those portfolio securities directly. As a non-fundamental policy, the Underlying Fund cannot invest in the securities of other registered open-end investment companies or registered unit investment trusts in reliance on sub-paragraph (F) or (G) of section 12(d)(1) of the Investment
Company Act.

      Investing in another investment company may involve the payment of substantial premiums above the value of such investment company's portfolio securities and is subject to limitations under the Investment Company Act.
The Underlying Fund does not intend to invest in other investment companies unless the Manager believes that the potential benefits of the investment justify the payment of any premiums or sales charges. As a shareholder of an investment company, the Underlying Fund would be subject to its ratable share of that investment company's expenses, including its advisory and administration expenses. The Underlying Fund does not anticipate investing a substantial amount of its net assets in shares of other investment companies.

      |X| Repurchase Agreements. The Underlying Fund can acquire securities subject to repurchase agreements. It may do so for liquidity purposes to meet anticipated redemptions of Underlying Fund shares, or pending the investment of the proceeds from sales of Underlying Fund shares, or pending the settlement of portfolio securities transactions.

      In a repurchase transaction, the Underlying Fund buys a security from, and simultaneously resells it to, an approved vendor for delivery on an agreed-upon future date. The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. Approved vendors include
U.S. commercial banks, U.S. branches of foreign banks, or broker-dealers that have been designated as primary dealers in government securities. They must meet credit requirements set by the Manager from time to time.

      The majority of these transactions run from day to day, and delivery pursuant to the resale typically occurs within one to five days of the purchase. Repurchase agreements having a maturity beyond seven days are subject to the Underlying Fund's limits on holding illiquid investments. The
Underlying Fund will not enter into a repurchase agreement having a maturity beyond seven days that causes more than 10% of its net assets to exceed that limit. There is no limit on the amount of the Underlying Fund's net assets that may be subject to repurchase agreements having maturities of seven days or less.

      Repurchase agreements, considered "loans" under the Investment Company
Act, are collateralized by the underlying security. The Underlying Fund's repurchase agreements require that at all times while the repurchase agreement is in effect, the value of the collateral must equal or exceed the repurchase price to fully collateralize the repayment obligation. However, if the vendor fails to pay the resale price on the delivery date, the Underlying
Fund may incur costs in disposing of the collateral and may experience losses if there is any delay in its ability to do so. The Manager will monitor the vendor's creditworthiness to confirm that the vendor is financially sound and will continuously monitor the collateral's value.

      Pursuant to an Exemptive Order issued by the SEC, the Underlying Fund, along with other affiliated mutual funds managed by the Manager, may transfer uninvested cash balances into one or more joint repurchase accounts. These balances are invested in one or more repurchase agreements, secured by U.S.
government securities. Securities that are pledged as collateral for repurchase agreements are held by a custodian bank until the agreements mature. Each joint repurchase arrangement requires that the market value of the collateral be sufficient to cover payments of interest and principal;
however, in the event of default by the other party to the agreement, retention or sale of the collateral may be subject to legal proceedings.

      |X| Illiquid and Restricted Securities. To enable the Underlying Fund to sell its holdings of a restricted security not registered under the
Securities Act of 1933, the Underlying Fund may have to cause those securities to be registered. The expenses of registering restricted securities may be negotiated by the Underlying Fund with the issuer at the time the Underlying Fund buys the securities. When the Underlying Fund must arrange registration because the Underlying Fund wishes to sell the security, a considerable period may elapse between the time the decision is made to sell the security and the time the security is registered so that the
Underlying Fund could sell it. The Underlying Fund would bear the risks of any downward price fluctuation during that period.

      The Underlying Fund can also acquire restricted securities through private placements. Those securities have contractual restrictions on their public resale. Those restrictions might limit the Underlying Fund's ability to value or to dispose of the securities and might lower the amount the
Underlying Fund could realize upon the sale.

      The Underlying Fund has limitations that apply to purchases of restricted securities, as stated in the Prospectus. Those percentage restrictions do not limit purchases of restricted securities that are eligible for sale to qualified institutional purchasers under Rule 144A of the Securities Act of 1933, if those securities have been determined to be liquid by the Manager under Board-approved guidelines. Those guidelines take into account the trading activity for such securities and the availability of reliable pricing information, among other factors. If there is a lack of trading interest in a particular Rule 144A security, the Underlying Fund's holdings of that security may be considered to be illiquid.

      Illiquid securities include repurchase agreements maturing in more than seven days and participation interests that do not have puts exercisable within seven days.

      |X| Loans of Portfolio Securities. The Underlying Fund can lend its portfolio securities to certain types of eligible borrowers approved by the
Board of Directors. It may do so to try to provide income or to raise cash for liquidity purposes. These loans are limited to not more than 25% of the value of the Underlying Fund's total assets. There are some risks in connection with securities lending. The Underlying Fund might experience a delay in receiving additional collateral to secure a loan, or a delay in recovery of the loaned securities. The Underlying Fund presently does not intend to engage in loans of securities in the coming year.

      The Underlying Fund must receive collateral for a loan. Under current applicable regulatory requirements (which are subject to change), on each business day the loan collateral must be at least equal to the value of the loaned securities. It must consist of cash, bank letters of credit, securities of the U.S. government or its agencies or instrumentalities, or other cash equivalents in which the Underlying Fund is permitted to invest.
To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Underlying Fund if the demand meets the terms of the letter. The terms of the letter of credit and the issuing bank both must be satisfactory to the Underlying Fund.

      When it lends securities, the Underlying Fund receives amounts equal to the dividends or interest on loaned securities. It also receives one or more of (a) negotiated loan fees, (b) interest on securities used as collateral, and (c) interest on any short-term debt securities purchased with such loan collateral. Either type of interest may be shared with the borrower. The
Underlying Fund can also pay reasonable finder's, custodian bank and administrative fees in connection with these loans. The terms of the
Underlying Fund's loans must meet applicable tests under the Internal Revenue
Code and must permit the Underlying Fund to reacquire loaned securities on five days' notice or in time to vote on any important matter.

      |X| Interfund Borrowing and Lending Arrangements. Consistent with its fundamental policies and pursuant to an exemptive order issued by the SEC, the Underlying Fund may engage in borrowing and lending activities with other funds in the OppenheimerFunds complex. Borrowing money from affiliated funds may afford the Underlying Fund the flexibility to use the most cost-effective alternative to satisfy its borrowing requirements. Lending money to an affiliated fund may allow the Underlying Fund to obtain a higher rate of return than it could from interest rates on alternative short-term investments. Implementation of interfund lending must be accomplished consistent with applicable regulatory requirements, including the provisions of the SEC order.

         o Interfund Borrowing. The Underlying Fund will not borrow from affiliated funds unless the terms of the borrowing arrangement are at least as favorable as the terms the Underlying Fund could otherwise negotiate with a third party. To assure that the Underlying Fund will not be disadvantaged by borrowing from an affiliated fund, certain safeguards are being implemented. Examples of these safeguards include the following:
o     the Underlying Fund will not borrow money from affiliated funds unless the interest rate is more favorable than available bank loan rates;
o     the Underlying Fund's borrowing from affiliated funds must be consistent with its investment objective and investment policies;
o     the loan rates will be the average of the overnight repurchase agreement rate available through the OppenheimerFunds joint repurchase agreement account and a pre-established formula based on quotations from independent banks to approximate the lowest interest rate at which bank loans would be available to the
            Underlying Fund;
o     if the Underlying Fund has outstanding borrowings from all sources greater than 10% of its total assets, then the Underlying Fund must secure each additional outstanding interfund loan by
            segregating liquid assets of the Underlying Fund as collateral;
o     the Underlying Fund cannot borrow from an affiliated fund in excess of
            125% of its total redemptions for the preceding seven days;
o     each interfund loan may be repaid on any day by the Underlying Fund;
            and
o     the Trustees will be provided with a report of all interfund loans and the Trustees will monitor all such borrowings to ensure that the
            Underlying Fund's participation is appropriate.

      There is a risk that a borrowing fund could have a loan called on one days' notice. In that circumstance, the Underlying Fund might have to borrow from a bank at a higher interest cost if money to lend were not available from another Oppenheimer fund.

         o Interfund Lending. To assure that the Underlying Fund will not be disadvantaged by making loans to affiliated funds, certain safeguards are being implemented. Examples of these safeguards include the following:
o     the Underlying Fund will not lend money to affiliated funds unless the interest rate on such loan is determined to be reasonable under the circumstances;
o     the Underlying Fund may not make interfund loans in excess of 15% of its net assets;
o     an interfund loan to any one affiliated fund shall not exceed 5% of the
            Underlying Fund's net assets;
o     an interfund loan may not be outstanding for more than seven days;
o     each interfund loan may be called on one business day's notice; and
o     the Manager will provide the Trustees reports on all interfund loans demonstrating that the Underlying Fund's participation is
            appropriate and that the loan is consistent with its investment objectives and policies.

      When the Underlying  Fund lends assets to another  affiliated  fund, the
Underlying  Fund is subject to the risk that the borrowing  fund might fail to repay the loan.

      |X| Derivatives. The Underlying Fund can invest in a variety of derivative investments to seek income or for hedging purposes. Some derivative investments the Underlying Fund can use are the hedging instruments described below.

      Other derivative investments the Underlying Fund can invest in include
"index-linked" notes. Principal and/or interest payments on these notes depend on the performance of an underlying index. Currency-indexed securities are another derivative the Underlying Fund can use. Typically these are short-term or intermediate-term debt securities. Their value at maturity or the rates at which they pay income are determined by the change in value of the U.S. dollar against one or more foreign currencies or an index. In some cases, these securities may pay an amount at maturity based on a multiple of the amount of the relative currency movements. This type of index security offers the potential for increased income or principal payments but at a greater risk of loss than a typical debt security of the same maturity and credit quality.

      Other derivative investments the Underlying Fund can use include debt exchangeable for common stock of an issuer or "equity-linked debt securities"
of an issuer. At maturity, the debt security is exchanged for common stock of the issuer or it is payable in an amount based on the price of the issuer's common stock at the time of maturity. Both alternatives present a risk that the amount payable at maturity will be less than the principal amount of the debt because the price of the issuer's common stock might not be as high as the Manager expected.

      |X| Hedging. The Underlying Fund can use hedging to attempt to protect against declines in the market value of the Underlying Fund's portfolio, to permit the Underlying Fund to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons. To do so, the Underlying Fund could:
      o  sell futures contracts,
      o  buy puts on such futures or on securities, or
      o  write covered calls on securities or futures. Covered calls can also be used to increase the Underlying Fund's income, but the Manager does not expect to engage extensively in that practice.

      The Underlying Fund can use hedging to establish a position in the securities market as a temporary substitute for purchasing particular securities. In that case, the Underlying Fund would normally seek to purchase the securities and then terminate that hedging position. The Underlying Fund might also use this type of hedge to attempt to protect against the possibility that its portfolio securities would not be fully included in a rise in value of the market. To do so the Underlying Fund could:
      o  buy futures, or
      o  buy calls on such futures or on securities.

      The Underlying Fund is not obligated to use hedging instruments, even though it is permitted to use them in the Manager's discretion, as described below. The Underlying Fund's strategy of hedging with futures and options on futures will be incidental to the Underlying Fund's activities in the underlying cash market. The particular hedging instruments the Underlying
Fund can use are described below. The Underlying Fund can employ new hedging instruments and strategies when they are developed, if those investment methods are consistent with the Underlying Fund's investment objective and are permissible under applicable regulations governing the Underlying Fund.

      |_| Futures. The Underlying Fund can buy and sell futures contracts that relate to (1) broadly-based stock indices ("stock index futures") (2)
debt securities (these are referred to as "interest rate futures"), (3) other broadly-based securities indices (these are referred to as "financial futures"), (4) foreign currencies (these are referred to as "forward contracts"), or (5) commodities (these are referred to as "commodity futures").

      A broadly-based stock index is used as the basis for trading stock index futures. They may in some cases be based on stocks of issuers in a particular industry or group of industries. A stock index assigns relative values to the common stocks included in the index and its value fluctuates in response to the changes in value of the underlying stocks. A stock index cannot be purchased or sold directly. Financial futures are similar contracts based on the future value of the basket of securities that comprise the index. These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction. There is no delivery made of the underlying securities to settle the futures obligation. Either party may also settle the transaction by entering into an offsetting contract.

      An interest rate future obligates the seller to deliver (and the purchaser to take) cash or a specified type of debt security to settle the futures transaction. Either party could also enter into an offsetting contract to close out the position.

      The Underlying Fund can invest a portion of its assets in commodity futures contracts. Commodity futures may be based upon commodities within five main commodity groups: (1) energy, which includes crude oil, natural gas, gasoline and heating oil; (2) livestock, which includes cattle and hogs;
(3) agriculture, which includes wheat, corn, soybeans, cotton, coffee, sugar and cocoa; (4) industrial metals, which includes aluminum, copper, lead, nickel, tin and zinc; and (5) precious metals, which includes gold, platinum and silver. The Underlying Fund can purchase and sell commodity futures contracts, options on futures contracts and options and futures on commodity indices with respect to these five main commodity groups and the individual commodities within each group, as well as other types of commodities.

      No money is paid or received by the Underlying Fund on the purchase or sale of a future. Upon entering into a futures transaction, the Underlying
Fund will be required to deposit an initial margin payment with the futures commission merchant (the "futures broker"). Initial margin payments will be deposited with the Underlying Fund's custodian bank in an account registered in the futures broker's name. However, the futures broker can gain access to that account only under specified conditions. As the future is marked to market (that is, its value on the Underlying Fund's books is changed) to reflect changes in its market value, subsequent margin payments, called variation margin, will be paid to or by the futures broker daily.

      At any time prior to expiration of the future, the Underlying Fund can elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and any additional cash must be paid by or released to the Underlying Fund. Any loss or gain on the future is then realized by the Underlying Fund for tax purposes. All futures transactions, except forward contracts, are effected through a clearinghouse associated with the exchange on which the contracts are traded.

      |_| Put and Call Options. The Underlying Fund can buy and sell certain kinds of put options ("puts") and call options ("calls"). The Underlying Fund can buy and sell exchange-traded and over-the-counter put and call options, including index options, securities options, currency options, commodities options, and options on the other types of futures described above.

      |_| Writing Covered Call Options. The Underlying Fund can write (that is, sell) covered calls. If the Underlying Fund sells a call option, it must be covered. That means the Underlying Fund must own the security subject to the call while the call is outstanding, or, for certain types of calls, the call can be covered by identifying liquid assets on the Underlying Fund's books to enable the Underlying Fund to satisfy its obligations if the call is exercised. Up to 25% of the Underlying Fund's total assets can be subject to calls the Underlying Fund writes.

      When the Underlying Fund writes a call on a security, it receives cash
(a premium). The Underlying Fund agrees to sell the underlying security to a purchaser of a corresponding call on the same security during the call period at a fixed exercise price regardless of market price changes during the call period. The call period is usually not more than nine months. The exercise price may differ from the market price of the underlying security. The
Underlying Fund has the risk of loss that the price of the underlying security may decline during the call period. That risk may be offset to some extent by the premium the Underlying Fund receives. If the value of the investment does not rise above the call price, it is likely that the call will lapse without being exercised. In that case the Underlying Fund would keep the cash premium and the investment.

      When the Underlying Fund writes a call on an index, it receives cash (a premium). If the buyer of the call exercises it, the Underlying Fund will pay an amount of cash equal to the difference between the closing price of the call and the exercise price, multiplied by a specified multiple that determines the total value of the call for each point of difference. If the value of the underlying investment does not rise above the call price, it is likely that the call will lapse without being exercised. In that case the
Underlying Fund would keep the cash premium.

      The Underlying Fund's custodian bank, or a securities depository acting for the custodian bank, will act as the Underlying Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the
investments on which the Underlying Fund has written calls traded on exchanges or as to other acceptable escrow securities. In that way, no margin will be required for such transactions. OCC will release the securities on the expiration of the option or when the Underlying Fund enters into a closing transaction.

      When the Underlying Fund writes an over-the-counter ("OTC") option, it will enter into an arrangement with a primary U.S. government securities dealer which will establish a formula price at which the Underlying Fund will have the absolute right to repurchase that OTC option. The formula price will generally be based on a multiple of the premium received for the option, plus the amount by which the option is exercisable below the market price of the underlying security (that is, the option is "in the money"). When the
Underlying Fund writes an OTC option, it will treat as illiquid (for purposes of its restriction on holding illiquid securities) the mark-to-market value of any OTC option it holds, unless the option is subject to a buy-back agreement by the executing broker. To terminate its obligation on a call it has written, the Underlying Fund can purchase a corresponding call in a
"closing purchase transaction." The Underlying Fund will then realize a profit or loss, depending upon whether the net of the amount of the option transaction costs and the premium received on the call the Underlying Fund wrote is more or less than the price of the call the Underlying Fund purchases to close out the transaction. The Underlying Fund may realize a profit if the call expires unexercised, because the Underlying Fund will retain the underlying security and the premium it received when it wrote the call. Any such profits are considered short-term capital gains for federal income tax purposes, as are the premiums on lapsed calls. When distributed by the Underlying Fund they are taxable as ordinary income. If the Underlying
Fund cannot effect a closing purchase transaction due to the lack of a market, it will have to hold the callable securities until the call expires or is exercised.

      The Underlying Fund can also write calls on a futures contract without owning the futures contract or securities deliverable under the contract. To do so, at the time the call is written, the Underlying Fund must cover the call by identifying an equivalent dollar amount of liquid assets on the
Underlying Fund's books. The Underlying Fund will identify additional liquid assets on its books if the value of the segregated assets drops below 100% of the current value of the future. Because of this segregation requirement, in no circumstances would the Underlying Fund's receipt of an exercise notice as to that future require the Underlying Fund to deliver a futures contract. It would simply put the Underlying Fund in a short futures position, which is permitted by the Underlying Fund's hedging policies.

      o Writing Put Options. The Underlying Fund can sell put options. A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period. The Underlying Fund will not write puts if, as a result, more than 25% of the Underlying Fund's total assets would be required to be segregated to cover such put options.

      If the Underlying Fund writes a put, the put must be covered by liquid assets identified on the Underlying Fund's books. The premium the Underlying
Fund receives from writing a put represents a profit, as long as the price of the underlying investment remains equal to or above the exercise price of the put. However, the Underlying Fund also assumes the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even if the value of the investment falls below the exercise price. If a put the Underlying Fund has written expires unexercised, the Underlying Fund realizes a gain in the amount of the premium less the transaction costs incurred. If the put is exercised, the Underlying Fund must fulfill its obligation to purchase the underlying investment at the exercise price. That price will usually exceed the market value of the investment at that time. In that case, the Underlying Fund may incur a loss if it sells the underlying investment. That loss will be equal to the sum of the sale price of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs the Underlying Fund incurred.

      When writing a put option on a security, to secure its obligation to pay for the underlying security the Underlying Fund will deposit in escrow liquid assets with a value equal to or greater than the exercise price of the underlying securities. The Underlying Fund therefore forgoes the opportunity of investing the segregated assets or writing calls against those assets.

      As long as the Underlying Fund's obligation as the put writer continues, it may be assigned an exercise notice by the broker-dealer through which the put was sold. That notice will require the Underlying Fund to take delivery of the underlying security and pay the exercise price. The
Underlying Fund has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. That obligation terminates upon expiration of the put. It may also terminate if, before it receives an exercise notice, the Underlying Fund effects a closing purchase transaction by purchasing a put of the same series as it sold. Once the Underlying Fund has been assigned an exercise notice, it cannot effect a closing purchase transaction.

      The Underlying Fund can decide to effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent the underlying security from being put. Effecting a closing purchase transaction will also permit the Underlying Fund to write another put option on the security, or to sell the security and use the proceeds from the sale for other investments. The Underlying Fund will realize a profit or loss from a closing purchase transaction depending on whether the cost of the transaction is less or more than the premium received from writing the put option. Any profits from writing puts are considered short-term capital gains for federal tax purposes, and when distributed by the Underlying Fund, are taxable as ordinary income.

      o Purchasing Calls and Puts. The Underlying Fund can purchase calls to protect against the possibility that the Underlying Fund's portfolio will not participate in an anticipated rise in the securities market. When the
Underlying Fund buys a call (other than in a closing purchase transaction), it pays a premium. The Underlying Fund then has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. The Underlying
Fund benefits only if it sells the call at a profit or if, during the call period, the market price of the underlying investment is above the sum of the call price plus the transaction costs and the premium paid for the call and the Underlying Fund exercises the call. If the Underlying Fund does not exercise the call or sell it (whether or not at a profit), the call will become worthless at its expiration date. In that case the Underlying Fund will have paid the premium but lost the right to purchase the underlying investment.

      The Underlying Fund can buy puts whether or not it holds the underlying investment in its portfolio. When the Underlying Fund purchases a put, it pays a premium and, except as to puts on indices, has the right to sell the underlying investment to a seller of a put on a corresponding investment during the put period at a fixed exercise price. Buying a put on securities or futures the Underlying Fund owns enables the Underlying Fund to attempt to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling the underlying investment at the exercise price to a seller of a corresponding put. If the market price of the underlying investment is equal to or above the exercise price and, as a result, the put is not exercised or resold, the put will become worthless at its expiration date. In that case the Underlying Fund will have paid the premium but lost the right to sell the underlying investment. However, the Underlying Fund can sell the put prior to its expiration. That sale may or may not be at a profit.

      Buying a put on an investment the Underlying Fund does not own (such as an index or future) permits the Underlying Fund to resell the put or to buy the underlying investment and sell it at the exercise price. The resale price will vary inversely to the price of the underlying investment. If the market price of the underlying investment is above the exercise price and, as a result, the put is not exercised, the put will become worthless on its expiration date.

      When the Underlying Fund purchases a call or put on an index or future, it pays a premium, but settlement is in cash rather than by delivery of the underlying investment to the Underlying Fund. Gain or loss depends on changes in the index in question (and thus on price movements in the securities market generally) rather than on price movements in individual securities or futures contracts.

      The Underlying Fund can buy a call or put only if, after the purchase, the value of all call and put options held by the Underlying Fund will not exceed 5% of the Underlying Fund's total assets.

      |_| Buying and Selling Options on Foreign Currencies. The Underlying
Fund can buy and sell calls and puts on foreign currencies. They include puts and calls that trade on a securities or commodities exchange or in the over-the-counter markets or are quoted by major recognized dealers in such options. The Underlying Fund could use these calls and puts to try to protect against declines in the dollar value of foreign securities and increases in the dollar cost of foreign securities the Underlying Fund wants to acquire.

      If the Manager anticipates a rise in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of those securities may be partially offset by purchasing calls or writing puts on that foreign currency. If the Manager anticipates a decline in the dollar value of a foreign currency, the decline in the dollar value of portfolio securities denominated in that currency might be partially offset by writing calls or purchasing puts on that foreign currency. However, the currency rates could fluctuate in a direction adverse to the Underlying
Fund's position. The Underlying Fund will then have incurred option premium payments and transaction costs without a corresponding benefit.

      A call the Underlying Fund writes on a foreign currency is "covered" if the Underlying Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or it can do so for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other foreign currency held in its portfolio.

      The Underlying Fund could write a call on a foreign currency to provide a hedge against a decline in the U.S. dollar value of a security which the
Underlying Fund owns or has the right to acquire and which is denominated in the currency underlying the option. That decline might be one that occurs due to an expected adverse change in the exchange rate. This is known as a
"cross-hedging" strategy. In those circumstances, the Underlying Fund covers the option by maintaining cash, U.S. government securities or other liquid, high-grade debt securities in an amount equal to the exercise price of the option, in a segregated account with the Underlying Fund's custodian bank.

      |_| Risks of Hedging with Options and Futures. The use of hedging instruments requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Manager uses a hedging instrument at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Underlying Fund's return. The Underlying Fund could also experience losses if the prices of its futures and options positions were not correlated with its other investments.

      The Underlying Fund's option activities could affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the
Underlying Fund might cause the Underlying Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Underlying
Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover. Although the decision whether to exercise a put it holds is within the Underlying Fund's control, holding a put might cause the Underlying Fund to sell the related investments for reasons that would not exist in the absence of the put.

      The Underlying Fund could pay a brokerage commission each time it buys a call or put, sells a call or put, or buys or sells an underlying investment in connection with the exercise of a call or put. Those commissions could be higher on a relative basis than the commissions for direct purchases or sales of the underlying investments. Premiums paid for options are small in relation to the market value of the underlying investments. Consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Underlying Fund's net asset value being more sensitive to changes in the value of the underlying investment.

      If a covered call written by the Underlying Fund is exercised on an investment that has increased in value, the Underlying Fund will be required to sell the investment at the call price. It will not be able to realize any profit if the investment has increased in value above the call price.

      An option position may be closed out only on a market that provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option. The
Underlying Fund might experience losses if it could not close out a position because of an illiquid market for the future or option.

      There is a risk in using short hedging by selling futures or purchasing puts on broadly-based indices or futures to attempt to protect against declines in the value of the Underlying Fund's portfolio securities. The risk is that the prices of the futures or the applicable index will correlate imperfectly with the behavior of the cash prices of the Underlying Fund's securities. For example, it is possible that while the Underlying Fund has used hedging instruments in a short hedge, the market might advance and the value of the securities held in the Underlying Fund's portfolio might decline. If that occurred, the Underlying Fund would lose money on the hedging instruments and also experience a decline in the value of its portfolio securities. However, while this could occur for a very brief period or to a very small degree, over time the value of a diversified portfolio of securities will tend to move in the same direction as the indices upon which the hedging instruments are based.

      The risk of imperfect correlation increases as the composition of the
Underlying Fund's portfolio diverges from the securities included in the applicable index. To compensate for the imperfect correlation of movements in the price of the portfolio securities being hedged and movements in the price of the hedging instruments, the Underlying Fund might use hedging instruments in a greater dollar amount than the dollar amount of portfolio securities being hedged. It might do so if the historical volatility of the prices of the portfolio securities being hedged is more than the historical volatility of the applicable index.

      The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the nature of those markets.
First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion.
Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

      The Underlying Fund can use hedging instruments to establish a position in the securities markets as a temporary substitute for the purchase of individual securities (long hedging) by buying futures and/or calls on such futures, broadly-based indices or on securities. It is possible that when the
Underlying Fund does so the market might decline. If the Underlying Fund then concludes not to invest in securities because of concerns that the market might decline further or for other reasons, the Underlying Fund will realize a loss on the hedging instruments that is not offset by a reduction in the price of the securities purchased.

      |_| Forward Contracts. Forward contracts are foreign currency exchange contracts. They are used to buy or sell foreign currency for future delivery at a fixed price. The Underlying Fund uses them to "lock in" the U.S. dollar price of a security denominated in a foreign currency that the Underlying
Fund has bought or sold, or to protect against possible losses from changes in the relative values of the U.S. dollar and a foreign currency. The
Underlying Fund limits its exposure in foreign currency exchange contracts in a particular foreign currency to the amount of its assets denominated in that currency or a closely-correlated currency. The Underlying Fund can also use
"cross-hedging" where the Underlying Fund hedges against changes in currencies other than the currency in which a security it holds is denominated.

      Under a forward contract, one party agrees to purchase, and another party agrees to sell, a specific currency at a future date. That date may be any fixed number of days from the date of the contract agreed upon by the parties. The transaction price is set at the time the contract is entered into. These contracts are traded in the inter-bank market conducted directly among currency traders (usually large commercial banks) and their customers.

      The Underlying Fund can use forward contracts to protect against uncertainty in the level of future exchange rates. The use of forward contracts does not eliminate the risk of fluctuations in the prices of the underlying securities the Underlying Fund owns or intends to acquire, but it does fix a rate of exchange in advance. Although forward contracts may reduce the risk of loss from a decline in the value of the hedged currency, at the same time they limit any potential gain if the value of the hedged currency increases.

      When the Underlying Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when it anticipates receiving dividend payments in a foreign currency, the Underlying Fund might desire to "lock-in" the U.S. dollar price of the security or the U.S. dollar equivalent of the dividend payments. To do so, the Underlying Fund might enter into a forward contract for the purchase or sale of the amount of foreign currency involved in the underlying transaction, in a fixed amount of
U.S. dollars per unit of the foreign currency. This is called a "transaction hedge." The transaction hedge will protect the Underlying Fund against a loss from an adverse change in the currency exchange rates during the period between the date on which the security is purchased or sold or on which the payment is declared, and the date on which the payments are made or received.

      The Underlying Fund could also use forward contracts to lock in the
U.S. dollar value of portfolio positions. This is called a "position hedge."
When the Underlying Fund believes that foreign currency might suffer a substantial decline against the U.S. dollar, it could enter into a forward contract to sell an amount of that foreign currency approximating the value of some or all of the Underlying Fund's portfolio securities denominated in that foreign currency. When the Underlying Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it could enter into a forward contract to buy that foreign currency for a fixed dollar amount. Alternatively, the Underlying Fund could enter into a forward contract to sell a different foreign currency for a fixed U.S. dollar amount if the Underlying Fund believes that the U.S. dollar value of the foreign currency to be sold pursuant to its forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio securities of the Underlying Fund are denominated. That is referred to as a
"cross hedge."

      The Underlying Fund will cover its short positions in these cases by identifying to its custodian bank assets having a value equal to the aggregate amount of the Underlying Fund's commitment under forward contracts.
The Underlying Fund will not enter into forward contracts or maintain a net exposure to such contracts if the consummation of the contracts would obligate the Underlying Fund to deliver an amount of foreign currency in excess of the value of the Underlying Fund's portfolio securities or other assets denominated in that currency or another currency that is the subject of the hedge. However, to avoid excess transactions and transaction costs, the Underlying Fund can maintain a net exposure to forward contracts in excess of the value of the Underlying Fund's portfolio securities or other assets denominated in foreign currencies if the excess amount is "covered" by liquid securities denominated in any currency. The cover must be at least equal at all times to the amount of that excess. As one alternative, the
Underlying Fund can purchase a call option permitting the Underlying Fund to purchase the amount of foreign currency being hedged by a forward sale contract at a price no higher than the forward contract price. As another alternative, the Underlying Fund can purchase a put option permitting the
Underlying Fund to sell the amount of foreign currency subject to a forward purchase contract at a price as high or higher than the forward contact price.

      The precise matching of the amounts under forward contracts and the value of the securities involved generally will not be possible because the future value of securities denominated in foreign currencies will change as a consequence of market movements between the date the forward contract is entered into and the date it is sold. In some cases the Manager might decide to sell the security and deliver foreign currency to settle the original purchase obligation. If the market value of the security is less than the amount of foreign currency the Underlying Fund is obligated to deliver, the
Underlying Fund might have to purchase additional foreign currency on the
"spot" (that is, cash) market to settle the security trade. If the market value of the security instead exceeds the amount of foreign currency the
Underlying Fund is obligated to deliver to settle the trade, the Underlying
Fund might have to sell on the spot market some of the foreign currency received upon the sale of the security. There will be additional transaction costs on the spot market in those cases.

      The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Forward contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Underlying
Fund to sustain losses on these contracts and to pay additional transactions costs. The use of forward contracts in this manner might reduce the
Underlying Fund's performance if there are unanticipated changes in currency prices to a greater degree than if the Underlying Fund had not entered into such contracts.

      At or before the maturity of a forward contract requiring the
Underlying Fund to sell a currency, the Underlying Fund might sell a portfolio security and use the sale proceeds to make delivery of the currency. In the alternative the Underlying Fund might retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract. Under that contract the Underlying Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Underlying Fund might close out a forward contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Underlying Fund would realize a gain or loss as a result of entering into such an offsetting forward contract under either circumstance. The gain or loss will depend on the extent to which the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

      The costs to the Underlying Fund of engaging in forward contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because forward contracts are usually entered into on a principal basis, no brokerage fees or commissions are involved. Because these contracts are not traded on an exchange, the Underlying Fund must evaluate the credit and performance risk of the counterparty under each forward contract.

      Although the Underlying Fund values its assets daily in terms of U.S.
dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Underlying Fund can convert foreign currency from time to time, and will incur costs in doing so. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer might offer to sell a foreign currency to the Underlying Fund at one rate, while offering a lesser rate of exchange if the Underlying Fund desires to resell that currency to the dealer.

      |_| Interest Rate Swap Transactions. The Underlying Fund can enter into interest rate swap agreements. In an interest rate swap, the Underlying Fund and another party exchange their right to receive or their obligation to pay interest on a security. For example, they might swap the right to receive floating rate payments for fixed rate payments. The Underlying Fund can enter into swaps only on securities that it owns. The Underlying Fund will not enter into swaps with respect to more than 25% of its total assets. Also, the
Underlying Fund will identify liquid assets on its books (such as cash or
U.S. government securities) to cover any amounts it could owe under swaps that exceed the amounts it is entitled to receive, and it will adjust that amount daily, as needed.

      Swap agreements entail both interest rate risk and credit risk. There is a risk that, based on movements of interest rates in the future, the payments made by the Underlying Fund under a swap agreement will be greater than the payments it received. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Underlying
Fund's loss will consist of the net amount of contractual interest payments that the Underlying Fund has not yet received. The Manager will monitor the creditworthiness of counterparties to the Underlying Fund's interest rate swap transactions on an ongoing basis.

      The Underlying Fund can enter into swap transactions with certain counterparties pursuant to master netting agreements. A master netting agreement provides that all swaps done between the Underlying Fund and that counterparty shall be regarded as parts of an integral agreement. If amounts are payable on a particular date in the same currency in respect of one or more swap transactions, the amount payable on that date in that currency shall be the net amount. In addition, the master netting agreement may provide that if one party defaults generally or on one swap, the counterparty can terminate all of the swaps with that party. Under these agreements, if a default results in a loss to one party, the measure of that party's damages is calculated by reference to the average cost of a replacement swap for each swap. It is measured by the mark-to-market value at the time of the termination of each swap. The gains and losses on all swaps are then netted, and the result is the counterparty's gain or loss on termination. The termination of all swaps and the netting of gains and losses on termination is generally referred to as "aggregation."

      |_| Regulatory Aspects of Hedging Instruments. When using futures and options on futures, the Underlying Fund is required to operate within certain guidelines and restrictions with respect to the use of futures as established by the Commodities Futures Trading Commission (the "CFTC"). In particular, the Underlying Fund is exempted from registration with the CFTC as a
"commodity pool operator" if the Underlying Fund complies with the requirements of Rule 4.5 adopted by the CFTC. The Rule does not limit the percentage of the Underlying Fund's assets that may be used for futures margin and related options premiums for a bona fide hedging position.
However, under the Rule, the Underlying Fund must limit its aggregate initial futures margin and related options premiums to not more than 5% of the
Underlying Fund's net assets for hedging strategies that are not considered bona fide hedging strategies under the Rule. Under the Rule, the Underlying
Fund must also use short futures and options on futures solely for bona fide hedging purposes within the meaning and intent of the applicable provisions of the Commodity Exchange Act.

      Transactions in options by the Underlying Fund are subject to limitations established by the option exchanges. The exchanges limit the maximum number of options that may be written or held by a single investor or group of investors acting in concert. Those limits apply regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers. Thus, the number of options that the Underlying Fund can write or hold may be affected by options written or held by other entities, including other investment companies having the same advisor as the Underlying Fund (or an advisor that is an affiliate of the Underlying Fund's advisor). The exchanges also impose position limits on futures transactions. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions.

      Under the Investment Company Act, when the Underlying Fund purchases a future, it must maintain cash or readily marketable short-term debt instruments in an amount equal to the market value of the securities underlying the future, less the margin deposit applicable to it.

      |_| Tax Aspects of Certain Hedging Instruments. Certain foreign currency exchange contracts in which the Underlying Fund can invest are treated as "Section 1256 contracts" under the Internal Revenue Code. In general, gains or losses relating to Section 1256 contracts are characterized as 60% long-term and 40% short-term capital gains or losses under the Code.
However, foreign currency gains or losses arising from Section 1256 contracts that are forward contracts generally are treated as ordinary income or loss.
In addition, Section 1256 contracts held by the Underlying Fund at the end of each taxable year are "marked-to-market," and unrealized gains or losses are treated as though they were realized. These contracts also may be marked-to-market for purposes of determining the excise tax applicable to investment company distributions and for other purposes under rules prescribed pursuant to the Internal Revenue Code. An election can be made by the Underlying Fund to exempt those transactions from this marked-to-market treatment.

      Certain forward contracts the Underlying Fund enters into may result in
"straddles" for federal income tax purposes. The straddle rules may affect the character and timing of gains (or losses) recognized by the Underlying
Fund on straddle positions. Generally, a loss sustained on the disposition of a position making up a straddle is allowed only to the extent that the loss exceeds any unrecognized gain in the offsetting positions making up the straddle. Disallowed loss is generally allowed at the point where there is no unrecognized gain in the offsetting positions making up the straddle, or the offsetting position is disposed of.

      Under the Internal Revenue Code, the following gains or losses are treated as ordinary income or loss:
(1)   gains or losses attributable to fluctuations in exchange rates that occur between the time the Underlying Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Underlying Fund actually collects such receivables or pays such liabilities, and
(2)   gains or losses attributable to fluctuations in the value of a foreign currency between the date of acquisition of a debt security denominated in a foreign currency or foreign currency forward contracts and the date of disposition.

      Currency gains and losses are offset against market gains and losses on each trade before determining a net "Section 988" gain or loss under the
Internal Revenue Code for that trade, which may increase or decrease the amount of the Underlying Fund's investment income available for distribution to its shareholders.

      |X| Temporary Defensive and Interim Investments. The Underlying Fund's
temporary defensive investments can include (i) obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities; (ii)
commercial paper rated in the highest category by an established rating organization; (iii) certificates of deposit or bankers' acceptances of domestic banks with assets of $1 billion or more; (iv) any of the foregoing securities that mature in one year or less (generally known as "cash equivalents"); (v) other short-term corporate debt obligations; and (vi)
repurchase agreements.

Investment Restrictions

      |X| What Are "Fundamental Policies?" Fundamental policies are those policies that the Underlying Fund has adopted to govern its investments that can be changed only by the vote of a "majority" of the Underlying Fund's outstanding voting securities. Under the Investment Company Act, a "majority"
vote is defined as the vote of the holders of the lesser of:
      o  67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or
      o  more than 50% of the outstanding shares.

      The Underlying Fund's investment objective is a fundamental policy.
Other policies described in the Underlying Fund's Prospectus or its Statement
of Additional Information and in this Appendix C are "fundamental" only if they are identified as such. The Underlying Fund's Board of Directors can change non-fundamental policies without shareholder approval. However, significant changes to investment policies will be described in supplements or updates to the Underlying Fund's Prospectus or Statement of Additional
Information, as appropriate. The Underlying Fund's most significant investment policies are described in its Prospectus as well as in the
Oppenheimer Principal Protected Main Street Fund III Prospectus.

      |X| Does the Underlying Fund Have Additional Fundamental Policies? The
following investment restrictions are Fundamental policies of the Underlying
Fund.

      o The Underlying Fund cannot concentrate investments. That means it cannot invest 25% or more of its total assets in any industry. However, there is no limitation on investments in U.S. government securities.

      o The Underlying Fund cannot invest in commodities. However, the
Underlying Fund can buy and sell any of the hedging instruments permitted by any of its other policies. It does not matter if the hedging instrument is considered to be a commodity or commodity contract.

      o The Underlying Fund cannot invest in real estate or in interests in real estate. However, the Underlying Fund can purchase securities of issuers holding real estate or interests in real estate (including securities of real estate investment trusts).

      o The Underlying Fund cannot underwrite securities of other companies.
A permitted exception is in case it is deemed to be an underwriter under the
Securities Act of 1933 when reselling any securities held in its own portfolio.

      o The Underlying Fund cannot issue "senior securities," but this does not prohibit certain investment activities for which assets of the Fund are designated as segregated, or margin, collateral or escrow arrangements are established, to cover the related obligations. Examples of those activities include borrowing money, reverse repurchase agreements, delayed-delivery and when-issued arrangements for portfolio securities transactions, and contracts to buy or sell derivatives, hedging instruments, options or futures.

      o The Underlying Fund cannot borrow money in excess of 33 1/3% of the value of its total assets (including the amount borrowed). The Underlying
Fund may borrow only from banks and/or affiliated investment companies. With respect to this fundamental policy, the Underlying Fund can borrow only if it maintains a 300% ratio of assets to borrowings at all times in the manner set forth in the Investment Company Act.

      o The Underlying Fund cannot make loans except (a) through lending of securities, (b) through the purchase of debt instruments or similar evidences of indebtedness, (c) through an interfund lending program with other affiliated funds, and (d) through repurchase agreements

      o The Underlying Fund cannot buy securities issued or guaranteed by any one issuer if more than 5% of its total assets would be invested in securities of that issuer or it would then own more than 10% of that issuer's voting securities. This limit applies to 75% of the Underlying Fund's total assets. The limit does not apply to securities issued by the U.S. Government or any of its agencies or instrumentalities, or securities of other investment companies.

      Unless the Underlying Fund's Prospectus or Statement of Additional
Information state that a percentage restriction applies on an ongoing basis, it applies only at the time the Underlying Fund makes an investment (except in the case of borrowing and investments in illiquid securities). The
Underlying Fund need not sell securities to meet the percentage limits if the value of the investment increases in proportion to the size of the Underlying
Fund.

      For purposes of the Underlying Fund's policy not to concentrate its investments as described above, the Underlying Fund has adopted the industry classifications set forth in Appendix A to this Statement of Additional
Information. This is not a fundamental policy.

Oppenheimer Principal Protected Main Street Fund III(R)

Investment Adviser
      OppenheimerFunds, Inc.
      Two World Financial Center
      225 Liberty Street, 11th Floor
      New York, New York 10080

Distributor
      OppenheimerFunds Distributor, Inc.
      Two World Financial Center
      225 Liberty Street, 11th Floor
      New York, New York 10080

Transfer Agent
      OppenheimerFunds Services
      P.O. Box 5270
      Denver, Colorado 80217
      1.800.525.7048

Custodian Bank
      J.P. Morgan Chase Bank
      4 Chase MetroTech Center
      Brooklyn, New York 11245

Independent Auditors
      Deloitte & Touche LLP
      555 Seventeenth Street
      Suite 3600
      Denver, CO 80202

Counsel to the Fund
      Myer, Swanson, Adams & Wolf, P.C.
      1600 Broadway
      Suite 1480
      Denver, CO 80202

Counsel to the Independent Trustees
      Mayer, Brown, Rowe & Maw LLP
      1675 Broadway
      New York, New York 10019-5820

1234

PX0771.001.0904

                    OPPENHEIMER PRINCIPAL PROTECTED TRUST III

                                    FORM N-1A

                                     PART C

                                OTHER INFORMATION

Item 23. - Exhibits
-------------------

(a)   Declaration of Trust dated 3/18/04: Previously filed with Registrant's
Initial Registration Statement (Reg. No. 333-114495), 4/15/04 and incorporated herein by reference.

(b)   By-Laws dated as of 3/18/04: Previously filed with Registrant's Initial
Registration Statement (Reg. No. 333-114495), 4/15/04 and incorporated herein by reference.

(c)   Specimen Class A Share Certificate: Filed herewith.

(d)   Investment Advisory Agreement dated 6/28/04: Filed herewith.

(e)   (i) General Distributor's Agreement dated 6/28/04: Filed herewith.

      (ii) Form of Dealer Agreement of OppenheimerFunds Distributor, Inc.:
Previously filed with Post-Effective Amendment No. 45 to the Registration
Statement of Oppenheimer High Yield Fund (Reg. No. 2-62076), 10/26/01, and
incorporated herein by reference.

      (iii) Form of Broker Agreement of OppenheimerFunds Distributor, Inc.:
Previously filed with Post-Effective Amendment No. 45 to the Registration
Statement of Oppenheimer High Yield Fund (Reg. No. 2-62076), 10/26/01, and
incorporated herein by reference.

      (iv) Form of Agency Agreement of OppenheimerFunds Distributor, Inc.:
Previously filed with Post-Effective Amendment No. 45 to the Registration
Statement of Oppenheimer High Yield Fund (Reg. No. 2-62076), 10/26/01, and
incorporated herein by reference.

      (v) Form of Trust Company Fund/SERV Purchase Agreement of
OppenheimerFunds Distributor, Inc.: Previously filed with Post-Effective
Amendment No. 45 to the Registration Statement of Oppenheimer High Yield Fund
(Reg. No. 2-62076), 10/26/01, and incorporated herein by reference.

      (vi) Form of Trust Company Agency Agreement of OppenheimerFunds
Distributor, Inc.: Previously filed with Post-Effective Amendment No. 45 to the
Registration Statement of Oppenheimer High Yield Fund (Reg. No. 2-62076),
10/26/01, and incorporated herein by reference.

(f)   Form of Deferred Compensation Plan for Disinterested Trustees/Directors:
Previously filed with Post-Effective Amendment No. 40 to the Registration
Statement of Oppenheimer High Yield Fund (Reg. No. 2-62076), 10/27/98, and
incorporated herein by reference.

(g)   (i) Global Custody Agreement dated August 16, 2002 between Registrant and
JP Morgan Chase Bank: Previously filed with Post-Effective Amendment No. 9 to the Registration Statement of Oppenheimer International Bond Fund (Reg. No.
33-58383), 11/21/02, and incorporated herein by reference.

      (ii) Amendment dated October 2, 2003 to the Global Custody Agreement dated August 16, 2002: Previously filed with Pre-Effective Amendment No. 1 to the Registration Statement of Oppenheimer Principal Protected Trust II (Reg.
333-108093), 11/6/03, and incorporated herein by reference.

(h)   (i) Financial Warranty Agreement dated September 24, 2004 among Merrill
Lynch Bank USA, OppenheimerFunds, Inc. and the Registrant: Filed herewith.

      (ii) Service Agreement dated September 24, 2004 among OppenheimerFunds,
Inc., the Registrant, J.P. Morgan Chase Bank and Merrill Lynch Bank USA:  Filed
herewith.

(j)   (i) Independent Auditors' Consent of Deloitte & Touche LLP with respect to Registrant's statement of assets and liabilities as of 9/7/04 and with respect to the audited financial statements of Oppenheimer Main Street Fund dated 9/22/03 incorporated in the Statement of Additional Information by reference: Filed herewith.

      (ii) Consent of Deloitte & Touche LLP with respect to the audited financial statements of Merrill Lynch Bank USA as of 12/26/03: Filed herewith.

(k)   (i) Audited Financial Statements of Merrill Lynch Bank USA for the period ended 12/26/03: Filed herewith.

      (ii) Unaudited Financial Statements of Merrill Lynch Bank USA for the
quarters ended 3/25/04 and 6/25/04: Filed herewith.

      (l)   Investment Letter from OppenheimerFunds, Inc. to Registrant: Filed herewith

(m)   (i) Service Plan and Agreement for Class A shares for Oppenheimer
Principal Protected Main Street Fund III: Filed herewith.

      (ii) Distribution and Service Plan and Agreement for Class B shares for
Oppenheimer Principal Protected Main Street Fund III: Filed herewith.

      (iii) Distribution and Service Plan and Agreement for Class C shares for
Oppenheimer Principal Protected Main Street Fund III: Filed herewith.

      (iv) Distribution and Service Plan and Agreement for Class N shares for
Oppenheimer Principal Protected Main Street Fund III: Filed herewith.

(n)   Oppenheimer Funds Multiple Class Plan under Rule 18f-3 updated through
10/22/03: Previously filed with Post-Effective Amendment No. 11 to the
Registration Statement of Oppenheimer Senior Floating Rate Fund (Reg. No.
333-82579), 11/17/03, and incorporated herein by reference.

(o)   Powers of Attorney dated 8/23/04 for all Trustees/Directors/Managing
General Partners and Officers: Filed herewith.

(p)   Amended and Restated Code of Ethics of the Oppenheimer Funds dated May
15, 2002 under Rule 17j-1 of the Investment Company Act of 1940: Previously
filed with Post-Effective Amendment No. 29 to the Registration Statement of
Oppenheimer Discovery Fund (Reg. No. 33-371), 11/21/02, and incorporated herein by reference.

Item 24. - Persons Controlled by or Under Common Control with the Fund
----------------------------------------------------------------------

None.

Item 25. - Indemnification
--------------------------

Reference is made to the provisions of Article Seven of Registrant's
Declaration of Trust filed as Exhibit 23(a) to this Registration Statement, and incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of
1933 may be permitted to trustees, officers and controlling persons of
Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of
1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of
Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the
Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 26. - Business and Other Connections of the Investment Adviser
-------------------------------------------------------------------

(a)   OppenheimerFunds,  Inc. is the  investment  adviser of the  Registrant;  it and  certain  subsidiaries  and  affiliates  act in the  same  capacity  to other investment  companies,  including  without  limitation those described in Parts A and B hereof and listed in Item 26(b) below.

(b)   There  is  set  forth  below   information   as  to  any  other   business,
profession,  vocation  or  employment  of a  substantial  nature  in  which  each officer and  director  of  OppenheimerFunds,  Inc.  is, or at any time during the past two  fiscal  years has been,  engaged  for  his/her  own  account  or in the capacity of director, officer, employee, partner or trustee.

---------------------------------------------------------------------------------
Name  and   Current   Position
with OppenheimerFunds, Inc.    Other Business and Connections During the Past
                               Two Years
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lizbeth Aaron-DiGiovanni       Formerly  Vice  President  (April 2000) and First
Vice President                 Vice  President  (2003-July  2004)  of  Citigroup
                               Global Markets Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Timothy L. Abbuhl,             None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Agan,                   Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.,  Shareholder Financial Services,  Inc., OFI
                               Private  Investments,  Inc. and Centennial  Asset
                               Management Corporation;  Senior Vice President of
                               Shareholders Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Amato,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik Anderson,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Tracey Apostolopoulos,         Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Janette Aprilante,             Secretary     (since     December    2001)    of:
Vice President & Secretary     OppenheimerFunds  Distributor,  Inc.,  Centennial
                               Asset   Management    Corporation,    Oppenheimer
                               Partnership  Holdings,   Inc.,  Oppenheimer  Real
                               Asset  Management,  Inc.,  Shareholder  Financial
                               Services,  Inc.,  Shareholder Services,  Inc. and
                               OppenheimerFunds   Legacy   Program.    Secretary
                               (since   June   2003)   of:   HarbourView   Asset
                               Management Corporation,  OFI Private Investments,
                               Inc.  and  OFI  Institutional  Asset  Management,
                               Inc.  Assistant  Secretary  (since December 2001)
                               of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hany S. Ayad,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Baker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Michael Banta,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joanne Bardell,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin Baum,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeff Baumgartner,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Connie Bechtolt,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lalit K. Behal                 Assistant    Secretary   of   HarbourView   Asset
Assistant Vice President       Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen Beichert,             Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gerald Bellamy,                Assistant  Vice  President  of OFI  Institutional
Assistant Vice President       Asset Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Erik S. Berg,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rajeev Bhaman,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Craig Billings,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Binning,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert J. Bishop,              Treasurer     (since     October     2003)     of
Vice President                 OppenheimerFunds     Distributor,     Inc.    and
                               Centennial Asset Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John R. Blomfield,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa I. Bloomberg,             Formerly   First  Vice  President  and  Associate
Vice President & Associate     General  Counsel of UBS  Financial  Services Inc.
Counsel                        (May 1999-May 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Chad Boll,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antulio N. Bomfim,             A  senior  economist  with  the  Federal  Reserve
Vice President                 Board (June 1992-October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John C. Bonnell,               Formerly a Portfolio  Manager at Strong Financial
Vice President                 Corporation (May 1999-May 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michelle Borre Massick,        None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Boydell,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Bromberg,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lowell Scott Brooks,           Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joan Brunelle,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Buckmaster,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Paul Burke,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Burns,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jeoffrey Caan,                 Formerly  Vice  President  of ABN AMRO  NA,  Inc.
Vice President                 (June 2002-August 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine Carroll,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Debra Casey,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Lisa Chaffee,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles Chibnik,               None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brett Clark,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
H.C. Digby Clements,           None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter V. Cocuzza,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Cornwell,                Vice  President of  Centennial  Asset  Management
Vice President                 Corporation,   Shareholder   Financial  Services,
                               Inc. and OppenheimerFunds  Legacy Program; Senior
                               Vice President of Shareholder Services, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott Cottier,                 None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Coulston,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie C. Cusker,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George Curry,                  None.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Damian,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John M. Davis,                 Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Craig P. Dinsell,              None
Executive Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Randall C. Dishmon,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rebecca K. Dolan               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven D. Dombrower,           Senior    Vice    President    of   OFI   Private
Vice President                 Investments,     Inc.;    Vice    President    of
                               OppenheimerFunds Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Doyle,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bruce C. Dunbar,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian Dvorak,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Edmiston,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel R. Engstrom,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

James Robert Erven             None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

George R. Evans,               None
Senior Vice President and
Director of International
Equities

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward N. Everett,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathy Faber,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Falicia,                 Assistant   Secretary   (as  of  July   2004)  of
Assistant Vice President       HarbourView Asset Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Farrar,               Vice President of OFI Private Investments, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Thomas Farrell,                None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Emmanuel Ferreira,             Formerly  a  portfolio   manager   with   Lashire
Vice President                 Investments (July 1999-December 2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Ronald H. Fielding,            Vice President of  OppenheimerFunds  Distributor,
Senior Vice President;         Inc.;  Director of ICI Mutual Insurance  Company;
Chairman of the Rochester      Governor of St. John's  College;  Chairman of the
Division                       Board of  Directors  of  International  Museum of

                               Photography at George Eastman House.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Finley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John E. Forrest,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jordan Hayes Foster,           Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Foxhoven,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Legacy Program.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Colleen M. Franca,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Dominic Freud,                 Formerly,   a   Partner   and   European   Equity
Vice President                 Portfolio  manager  at  SLS  Management  (January
                               2002-February 2003).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan Gagliardo,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Hazem Gamal,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dan P. Gangemi,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Subrata Ghose,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles W. Gilbert,            None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alan C. Gilston,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill E. Glazerman,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bejamin J. Gord,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management, Inc..

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Granger,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert B. Grill,               None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Gwynn,                  None
Vice President: Rochester
                                    Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Haley,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marilyn Hall,                  None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kelly Haney,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Hauenstein,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas B. Hayes,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dennis Hess,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Joseph Higgins,                Vice   President  of  OFI   Institutional   Asset
Vice President                 Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dorothy F. Hirshman,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel Hoelscher,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward Hrybenko,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott T. Huebl,                Assistant  Vice  President  of   OppenheimerFunds
Vice President                 Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Margaret Hui,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Huttlin,                  Senior   Vice   President    (Director   of   the
Vice President                 International  Division)  (since January 2004) of
                               OFI   Institutional   Asset   Management,   Inc.;
                               Director  (since  June 2003) of  OppenheimerFunds
                               (Asia) Limited
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James G. Hyland,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Steve P. Ilnitzki,             Vice President of  OppenheimerFunds  Distributor,
Senior Vice President          Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kelly Bridget Ireland,         Vice   President    (since   January   2004)   of
Vice President                 OppenheimerFunds   Distributor   Inc.   Formerly,

                               Director  of  INVESCO  Distributors  Inc.  (April
                               2000-December 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kathleen T. Ives,              Vice   President  and   Assistant   Secretary  of
Vice President, Senior         OppenheimerFunds     Distributor,     Inc.    and
Counsel and Assistant          Shareholder  Services,  Inc.; Assistant Secretary
Secretary                      of  Centennial  Asset   Management   Corporation,

                               OppenheimerFunds  Legacy Program and  Shareholder
                               Financial Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Jaume,                 Senior  Vice  President  of   HarbourView   Asset
Vice President                 Management   Corporation  and  OFI  Institutional
                               Asset  Management,  Inc.;  Director  of OFI Trust
                               Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Frank V. Jennings,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Jennings,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Michael Johnson,          None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles Kandilis,              None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer E. Kane,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lynn O. Keeshan,               Assistant  Treasurer of  OppenheimerFunds  Legacy
Senior Vice President          Program
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas W. Keffer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cristina J. Keller,            Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Keogh,                 Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Kourkoulakos,            None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Kramer,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Paul Kunz,                     None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Lamentino,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John W. Land,                  Formerly  Human  Resources   Manager  at  Goldman
Assistant Vice President       Sachs (October 2000-July 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Lange,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Latino,                   None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Lawrence,             Formerly     Assistant    Vice    President    of
Vice President                 OppenheimerFunds,   Inc.   (November   2002-March
                               2004).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Guy E. Leaf,                   None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Gayle Leavitt,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher M. Leavy,          None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dina C. Lee,                   Formerly    (until   December   2003)   Assistant
Assistant Vice President &     Secretary of OppenheimerFunds Legacy Program.
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Randy Legg,                    Formerly   an   associate    with   Dechert   LLP
Assistant Vice President &     (September 1998-January 2004).
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Laura Leitzinger,              Senior Vice  President of  Shareholder  Services,
Vice President                 Inc.;  Vice  President of  Shareholder  Financial
                               Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Justin Leverenz,               Formerly,   a   research/technology   analyst  at
Vice President                 Goldman Sachs, Taiwan (May 2002-May 2004)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael S. Levine,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gang Li,                       None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Shanquan Li,                   None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mitchell J. Lindauer,          None
Vice President & Assistant
General Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bill Linden,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Malissa B. Lischin,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Lolli,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel G. Loughran             None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Lovett,               Vice   President   of    Shareholder    Financial
Vice President                 Services,  Inc.  and  Senior  Vice  President  of
                               Shareholder Services, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dongyan Ma,                    Formerly  an  Assistant   Vice   President   with
Assistant Vice President       Standish   Mellon   Asset   Management   (October
                               2001-October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steve Macchia,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Mark Madden,                   Formerly a  Managing  Director,  Global  Emerging
Vice President                 Markets  Team at  Pioneer  Investments  (November
                               2000-August 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kathleen Mandzij,              Formerly   Marketing   Manager   -  Sales   Force
Assistant Vice President       Marketing     (March     2003-June    2004)    of
                               OppenheimerFunds, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jerry Mandzij,                 None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Angelo G. Manioudakis          Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation and of OFI  Institutional
                               Asset   Management,   Inc.   Formerly   Executive
                               Director  and   portfolio   manager  for  Miller,
                               Anderson  &   Sherrerd,   a  division  of  Morgan
                               Stanley Investment  Management (August 1993-April
                               2002).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
LuAnn Mascia,                  Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Susan Mattisinko,              Assistant  Secretary  (as  of  January  2004)  of
Vice President & Associate     HarbourView    Asset   Management    Corporation,
Counsel                        OppenheimerFunds   Legacy  Program,  OFI  Private

                               Investments,  Inc.  and OFI  Institutional  Asset
                               Management,  Inc. Formerly an Associate at Sidley
                               Austin Brown and Wood LLP (1995 - October 2003).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Elizabeth McCormack,           Vice   President  and   Assistant   Secretary  of
Vice President                 HarbourView Asset Management Corporation.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph McGovern,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles L. McKenzie,           Chairman  of the Board and  Director of OFI Trust
Senior Vice President          Company;  Chief  Executive  Officer,   President,

                               Senior   Managing   Director   and   Director  of
                               HarbourView Asset Management  Corporation and OFI
                               Institutional Asset Management,  Inc.; President,
                               Chairman  and  Director  of  Trinity   Investment
                               Management Corporation
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Wayne Miao,                    Formerly an Associate  with Sidley Austin Brown &
Assistant Vice President and   Wood LLP (September 1999 - May 2004).
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew J. Mika,                None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Nikolaos D. Monoyios,          None
Senior Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Charles Moon,                  Vice  President of HarbourView  Asset  Management
Vice President                 Corporation  and  of  OFI   Institutional   Asset
                               Management, Inc.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John Murphy,                   President    and    Director    of    Oppenheimer
Chairman, President, Chief     Acquisition  Corp.  and  Oppenheimer  Partnership
Executive Officer & Director   Holdings,   Inc.  Director  of  Centennial  Asset
                               Management     Corporation,      OppenheimerFunds
                               Distributor,    Inc.;    Chairman   Director   of
                               Shareholder   Services,   Inc.  and   Shareholder
                               Financial Services,  Inc.; President and Director
                               f  OppenheimerFunds  Legacy Program;  Director of
                               OFI   Institutional   Asset   Management,   Inc.,
                               Trinity   Investment   Management    Corporation,
                               Tremont  Capital  Management,  Inc.,  HarbourView
                               Asset   Management   Corporation,   OFI   Private
                               Investments,  Inc.;  President  and  Director  of
                               Oppenheimer   Real   Asset   Management,    Inc.;
                               Executive Vice President of Massachusetts  Mutual
                               Life   Insurance   Company;   Director   of   DLB
                               Acquisition   Corporation;   a   member   of  the
                               Investment    Company    Institute's   Board   of
                               Governors.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas J. Murray,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Nadler,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina Nasta,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jesper Nergaard,               None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Nichols,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William Norman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Matthew O'Donnell,             None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

John O'Hare,                   Formerly  Executive  Vice President and Portfolio
Vice President                 Manager  (June  2000 -  August  2003)  at  Geneva
                               Capital Management, Ltd.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lerae A. Palumbo,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David P. Pellegrino,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allison C. Pells,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Robert H. Pemble,              None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan Pergament,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian Petersen,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Pfeffer,                 Senior  Vice  President  of   HarbourView   Asset
Senior Vice President and      Management   Corporation   since  February  2004.
Chief Financial Officer        Formerly,  Director and Chief  Financial  Officer

                               at   Citigroup   Asset    Management    (February
                               2000-February 2004).
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James F. Phillips,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gary Pilc,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Peter E. Pisapia,              Formerly,  Associate  Counsel at SunAmerica Asset
Assistant Vice President &     Management Corp. (December 2000-December 2002).
Assistant Counsel
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Poiesz,                  Formerly  a Senior  Portfolio  Manager at Merrill
Senior Vice President, Head    Lynch (October  2002-May 2004).  Founding partner
of Growth Equity Investments   of  RiverRock,   a  hedge  fund  product   (April
                               1999-July 2001).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Raghaw Prasad,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David Preuss,                  None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jane C. Putnam,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael E. Quinn,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Julie S. Radtke,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Norma J. Rapini,               None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian N. Reid,                 None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marc Reinganum,                Formerly  (until  August  2002)  Vaughn  Rauscher
Vice President                 Chair  in  Financial  Investments  and  Director,
                               Finance    Institute   of   Southern    Methodist
                               University, Texas.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Reiter,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kristina Richardson,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Claire Ring,                   None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David Robertson,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Antoinette Rodriguez,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Stacey Roode,                  None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey S. Rosen,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stacy Roth,                    None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James H. Ruff,                 President   and   Director  of   OppenheimerFunds
Executive Vice President       Distributor,    Inc.   and    Centennial    Asset
                               Management Corporation;  Executive Vice President
                               of OFI Private Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Andrew Ruotolo,                Vice   Chairman,   Treasurer,   Chief   Financial
Executive Vice President and   Officer and  Management  Director of  Oppenheimer
Director                       Acquisition  Corp.;  President  and  Director  of
                               Shareholder   Services,   Inc.  and   Shareholder
                               Financial  Services,  Inc.;  Director  of Trinity
                               Investment  Management  Corporation  and Director
                               of OFI Trust Company.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kim Russomanno,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Timothy Ryan,                  Formerly   a   research   analyst  in  the  large
Vice President                 equities group at Credit Suisse Asset  Management
                               (August 2001-June 2004)

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rohit Sah,                     None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Valerie Sanders,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Karen Sandler,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rudi Schadt,                   None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Rudi Schadt,                   None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ellen P. Schoenfeld,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maria Schulte,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Scott A. Schwegel,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Allan P. Sedmak                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer L. Sexton,            Senior    Vice    President    of   OFI   Private
Vice President                 Investments, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martha A. Shapiro,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Navin Sharma,                  None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bonnie Sherman,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David C. Sitgreaves,           None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Edward James Sivigny           None
Assistant Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Enrique H. Smith,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Louis Sortino,                 None
Assistant Vice President:
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith J. Spencer,              None
Senior Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Marco Antonio Spinar,          None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard A. Stein,              None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur P. Steinmetz,           Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jennifer Stevens,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gregory J. Stitt,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John P. Stoma,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Stricker,              Vice President of Shareholder Services, Inc.
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Deborah A. Sullivan,           Secretary of OFI Trust Company.
Assistant Vice President &
Assistant Counsel

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mary Sullivan,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Sussman,               Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Susan B. Switzer,              None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian C. Szilagyi,             Manager of Compliance at Berger  Financial  Group
Assistant Vice President       LLC (May 2001-March 2003);  Director of Financial
                               Reporting   and    Compliance   at   First   Data
                               Corporation (April 2003-June 2004).

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martin Telles,                 Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Paul Temple,                   None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeaneen Terrio,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Toner,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Eamon Tubridy,                 None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Keith Tucker,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cameron Ullyat,                None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Angela Uttaro,                 None
Assistant Vice President:
Rochester Division

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark S. Vandehey,              Vice President of  OppenheimerFunds  Distributor,
Senior Vice President and      Inc.,  Centennial  Asset  Management  Corporation
Chief Compliance Officer       and Shareholder  Services,  Inc.  Formerly (until
                               March 2004) Vice  President of  OppenheimerFunds,
                               Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Maureen Van Norstrand,         None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Rene Vecka,                    Formerly Vice President of Shareholder  Services,
Assistant Vice President,      Inc. (September 2000-July 2003).
Rochester Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Vincent Vermette,              Vice President of  OppenheimerFunds  Distributor,
Assistant Vice President       Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Phillip F. Vottiero,           None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Walsh,                    None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patricia Walters,              None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Teresa M. Ward,                Vice President of  OppenheimerFunds  Distributor,
Vice President                 Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jerry A. Webman,               Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christopher D. Weiler,         None
Vice President: Rochester
Division
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Barry D. Weiss,                Vice  President of HarbourView  Asset  Management
Vice President                 Corporation
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Melissa Lynn Weiss,            None
Vice President

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christine Wells,               None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph J. Welsh,               Vice  President of HarbourView  Asset  Management
Vice President                 Corporation.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Diederick Wermolder,           Director of  OppenheimerFunds  International Ltd.
Senior Vice President          and  OppenheimerFunds  plc; Senior Vice President
                               (Managing    Director   of   the    International
                               Division) of OFI Institutional  Asset Management,
                               Inc.;   Director   of   OppenheimerFunds   (Asia)
                               Limited.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine M. White,            Assistant  Vice  President  of   OppenheimerFunds
Assistant Vice President       Distributor,   Inc.;   member  of  the   American
                               Society of Pension Actuaries (ASPA) since 1995.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Annabel Whiting,               None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

William L. Wilby,              None
Senior Vice President and
Senior Investment Officer,
Director of Equities

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Donna M. Winn,                 President,  Chief Executive  Officer and Director
Senior Vice President          of OFI Private  Investments,  Inc.;  Director and
                               President  of  OppenheimerFunds  Legacy  Program;
                               Senior   Vice   President   of   OppenheimerFunds
                               Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Philip Witkower,               Senior   Vice   President   of   OppenheimerFunds
Senior Vice President          Distributor, Inc.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian W. Wixted,               Treasurer   of   HarbourView   Asset   Management
Senior Vice President and      Corporation;    OppenheimerFunds    International
Treasurer                      Ltd.,  Oppenheimer  Partnership  Holdings,  Inc.,
                               Oppenheimer   Real   Asset   Management,    Inc.,
                               Shareholder    Services,     Inc.,    Shareholder
                               Financial    Services,    Inc.,    OFI    Private
                               Investments,   Inc.,  OFI   Institutional   Asset
                               Management,   Inc.,   OppenheimerFunds   plc  and
                               OppenheimerFunds  Legacy  Program;  Treasurer and
                               Chief  Financial  Officer  of OFI Trust  Company;
                               Assistant  Treasurer of  Oppenheimer  Acquisition
                               Corp.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Carol Wolf,                    Senior  Vice  President  of   HarbourView   Asset
Senior Vice President          Management  Corporation;  serves  on the Board of
                               the Colorado Ballet.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kurt Wolfgruber,               Director  of Tremont  Capital  Management,  Inc.,
Executive Vice President,      HarbourView Asset Management  Corporation and OFI
Chief Investment Officer and   Institutional Asset Management,  Inc. (since June

Director                       2003)
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Caleb C. Wong,                 None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward C. Yoensky,             None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jill Zachman,                  Vice President of  OppenheimerFunds  Distributor,
Vice President: Rochester      Inc.
Division

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lucy Zachman,                  None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert G. Zack                 General Counsel and Director of  OppenheimerFunds
Executive Vice President and   Distributor,  Inc.; General Counsel of Centennial
General Counsel                Asset   Management   Corporation;   Senior   Vice
                               President  and  General  Counsel  of  HarbourView
                               Asset    Management     Corporation    and    OFI
                               Institutional  Asset  Management,   Inc.;  Senior
                               Vice  President,  General Counsel and Director of
                               Shareholder     Financial     Services,     Inc.,
                               Shareholder    Services,    Inc.,   OFI   Private
                               Investments,  Inc.  and OFI Trust  Company;  Vice
                               President    and    Director    of    Oppenheimer
                               Partnership   Holdings,    Inc.;   Director   and
                               Assistant  Secretary  of  OppenheimerFunds   plc;
                               Secretary  and  General  Counsel  of  Oppenheimer
                               Acquisition   Corp.;   Director   and   Assistant
                               Secretary   of   OppenheimerFunds   International
                               Ltd.;   Director   of   Oppenheimer   Real  Asset
                               Management,   Inc.  and  OppenheimerFunds  (Asia)
                               Limited);   Vice  President  of  OppenheimerFunds
                               Legacy Program.
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Neal A. Zamore,                None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark D. Zavanelli,             None
Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alex Zhou,                     None
Assistant Vice President
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Arthur J. Zimmer,              Senior  Vice  President  (since  April  1999)  of
Senior Vice President          HarbourView Asset Management Corporation.
---------------------------------------------------------------------------------

The Oppenheimer Funds include the following:

Centennial America Fund, L.P.
Centennial California Tax Exempt Trust
Centennial Government Trust
Centennial Money Market Trust
Centennial New York Tax Exempt Trust
Centennial Tax Exempt Trust

Limited Term New York Municipal Fund (Rochester Portfolio Series)
OFI Tremont Core Strategies Hedge Fund
OFI Tremont Market Neutral Hedge Fund
Oppenheimer AMT-Free Municipals
Oppenheimer AMT-Free New York Municipals
Oppenheimer Balanced Fund
Oppenheimer Bond Fund (a series of Oppenheimer Integrity Funds)
Oppenheimer California Municipal Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Capital Income Fund
Oppenheimer Capital Preservation Fund
Oppenheimer Cash Reserves
Oppenheimer Champion Income Fund
Oppenheimer Convertible Securities Fund (Bond Fund Series)
Oppenheimer Developing Markets Fund
Oppenheimer Discovery Fund
Oppenheimer Emerging Growth Fund
Oppenheimer Emerging Technologies Fund
Oppenheimer Enterprise Fund
Oppenheimer Equity Fund, Inc.

Oppenheimer Global Fund
Oppenheimer Global Opportunities Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Growth Fund
Oppenheimer High Yield Fund
Oppenheimer International Bond Fund
Oppenheimer International Growth Fund
Oppenheimer International Large-Cap Core Fund (a series of Oppenheimer
International Large-
    Cap Core Trust)
Oppenheimer International Small Company Fund
Oppenheimer International Value Fund (a series of Oppenheimer International
Value Trust)
Oppenheimer Limited Term California Municipal Fund
Oppenheimer Limited-Term Government Fund
Oppenheimer Limited Term Municipal Fund (a series of Oppenheimer Municipal Fund)
Oppenheimer Main Street Fund (a series of Oppenheimer Main Street Funds, Inc.)
Oppenheimer Main Street Opportunity Fund
Oppenheimer Main Street Small Cap Fund
Oppenheimer MidCap Fund
Oppenheimer Money Market Fund, Inc.
Oppenheimer Multi-Sector Income Trust
Oppenheimer Multi-State Municipal Trust (3 series):
     Oppenheimer New Jersey Municipal Fund
     Oppenheimer Pennsylvania Municipal Fund
     Oppenheimer Rochester National Municipals
Oppenheimer Principal Protected Main Street Fund (a series of Oppenheimer
Principal
     Protected Trust)
Oppenheimer Principal Protected Main Street Fund II (a series of Oppenheimer
     Principal Protected Trust II)
Oppenheimer Quest Capital Value Fund, Inc.
Oppenheimer Quest For Value Funds (3 series)
     Oppenheimer Quest Balanced Fund
     Oppenheimer Quest Opportunity Value Fund
     Oppenheimer Small Cap Value Fund
Oppenheimer Quest International Value Fund, Inc.
Oppenheimer Quest Value Fund, Inc.
Oppenheimer Real Asset Fund
Oppenheimer Real Estate Fund
Oppenheimer Select Value Fund
Oppenheimer Senior Floating Rate Fund
Oppenheimer Series Fund, Inc. (2 series):
     Oppenheimer Disciplined Allocation Fund
     Oppenheimer Value Fund
Oppenheimer Strategic Income Fund
Oppenheimer Total Return Bond Fund
Oppenheimer Tremont Market Neutral Fund, LLC
Oppenheimer Tremont Opportunity Fund, LLC
Oppenheimer U.S. Government Trust

Oppenheimer Variable Account Funds (11 series):
     Oppenheimer Aggressive Growth Fund/VA
     Oppenheimer Balanced Fund/VA

     Oppenheimer Bond Fund/VA
     Oppenheimer Capital Appreciation Fund/VA
     Oppenheimer Global Securities Fund/VA
     Oppenheimer High Income Fund/VA
     Oppenheimer Main Street Fund/VA
     Oppenheimer Main Street Small Cap Fund/VA
     Oppenheimer Money Fund/VA
     Oppenheimer Strategic Bond Fund/VA
     Oppenheimer Value Fund/VA
Panorama Series Fund, Inc. (4 series):
     Growth Portfolio
     Government Securities Portfolio
     Oppenheimer International Growth Fund/VA
     Total Return Portfolio
Rochester Fund Municipals

The  address  of  the  Oppenheimer  funds  listed  above,  Shareholder  Financial
Services,   Inc.,   Shareholder  Services,   Inc.,   OppenheimerFunds   Services,
Centennial Asset Management  Corporation,  Centennial Capital Corp.,  Oppenheimer
Real Asset  Management,  Inc. and  OppenheimerFunds  Legacy Program is 6803 South
Tucson Way, Centennial, Colorado 80112-3924.

The  address  of  OppenheimerFunds,  Inc.,  OppenheimerFunds  Distributor,  Inc.,
HarbourView  Asset  Management  Corporation,  Oppenheimer  Partnership  Holdings,
Inc.,  Oppenheimer   Acquisition  Corp.,  OFI  Private  Investments,   Inc.,  OFI
Institutional  Asset  Management,  Inc. and Oppenheimer  Trust Company is 2 World
Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10281-1008.

The  address of Tremont  Advisers,  Inc.  is 555  Theodore  Fremd  Avenue,  Suite
206-C, Rye, New York 10580.

The  address  of  OppenheimerFunds  International  Ltd.  is  Bloc C,  Irish  Life
Center, Lower Abbey Street, Dublin 1, Ireland.

The address of Trinity  Investment  Management  Corporation  is 301 North  Spring
Street, Bellefonte, Pennsylvania 16823.

Item 27. Principal Underwriter
------------------------------

(a)   OppenheimerFunds  Distributor,  Inc. is the Distributor of the Registrant's
shares.  It is also the  Distributor  of each of the  other  registered  open-end
investment  companies  for  which   OppenheimerFunds,   Inc.  is  the  investment
adviser,  as described in Part A and B of this Registration  Statement and listed in Item 26(b) above (except  Oppenheimer  Multi-Sector  Income Trust and Panorama
Series Fund, Inc.) and for MassMutual Institutional Funds.

(b)   The directors and officers of the Registrant's principal underwriter are:

---------------------------------------------------------------------------------
Name & Principal                Position & Office         Position and Office
Business Address                with Underwriter          with Registrant
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Agan(1)                  Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Janette Aprilante(2)            Secretary                 None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Barker                    Vice President            None
2901B N. Lakewood Avenue
Chicago, IL 60657
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen Beichert(1)            Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert J. Bishop(1)             Treasurer                 None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Douglas S. Blankenship          Vice President            None
17011 Wood Bark Road
Springs, TX 77379
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Blinzler(1)              Assistant Vice President  None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David A Borrelli                Vice President            None
105 Black Calla Ct.
San Ramon, CA 94583
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michelle Brennan(2)             Assistant Vice President  None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
L. Scott Brooks(2)              Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin E. Brosmith               Senior Vice President     None
5 Deer Path
South Natlick, MA 01760
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey W. Bryan                Vice President            None
1048 Malaga Avenue
Coral Gables, FL 33134
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Patrick Campbell(1)             Assistant Vice President  None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Andrew Chonofsky                Vice President            None
300 West Fifth Street, Apt. 118
Charlotte, NC 28202

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Melissa Clayton(2)              Assistant Vice President  None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jeffrey D. Damia(2)             Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Davis(2)                   Assistant Vice President  None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Stephen J. Demetrovits(2)       Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kristi Diehl(1)                 Assistant Vice President  None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Joseph A. DiMauro               Vice President            None
522 Lakeland Avenue
Grosse Pointe, MI 48230
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven Dombrower(2)             Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George P. Dougherty             Vice President            None
328 Regency Drive
North Wales, PA 19454
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cliff H. Dunteman               Vice President            None
N 53 27761 Bantry Road
Sussex, WI 53089-45533
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Eiler(2)                   Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kent M. Elwell                  Vice President            None
35 Crown Terrace
Yardley, PA 19067
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Gregg A. Everett                Vice President            None
4328 Auston Way
Palm Harbor, FL 34685-4017
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
George R. Fahey                 Senior Vice President     None
2 Pheasant Drive
Ringoes, NJ 08551
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Eric C. Fallon                  Vice President            None
10 Worth Circle
Newton, MA 02458
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Joseph Fernandez                Vice President            None
1717 Richbourg Park Drive
Brentwood, TN 37027

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark J. Ferro(2)                Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ronald H. Fielding(3)           Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Eric Fishel                     Vice President            None
3A Lawnwood Place, Apt. 1
Charlestown, MA 02129

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Patrick W. Flynn (1)            Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John E. Forrest(2)              Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John ("J) Fortuna(2)            Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lucio Giliberti                 Vice President            None
6 Cyndi Court
Flemington, NJ 08822
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Raquel Granahan(2)              Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ralph Grant                     Senior Vice President     None
10 Boathouse Close
Mt. Pleasant, SC 29464
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael D. Guman                Vice President            None
3913 Pleasant Avenue
Allentown, PA 18103
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kevin Healy(2)                  Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Clifford W. Heidinger           Vice President            None
111 Ipswich Road
Boxford, MA 01921
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Phillipe D. Hemery              Vice President            None
5 Duck Pond Lane
Ramsey, NJ 07446
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kevin Hennessey                 Vice President            None
10206 Emerald Woods Avenue
Orlando, FL 32836

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Elyse R. Jurman Herman          Vice President            None
5486 NW 42 Avenue

Boca Raton, FL 33496
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Wendy G. Hetson                 Vice President            None
4 Craig Street
Jericho, NY 11753
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William E. Hortz(2)             Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Edward Hrybenko(2)              Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Andrew Humble                   Vice President            None
419 Phillips Avenue
len Ellyn, IL 60137

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian F. Husch(2)               Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Stephen Ilnitzki(2)             Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kathleen T. Ives(1)             Vice President &          Assistant Secretary
                                Assistant Secretary
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Nivan Jaleeli                   Vice President            None
13622 E. Geronimo Rd.
Scottsdale, AZ 85259

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Eric K. Johnson(1)              Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark D. Johnson                 Vice President            None
15792 Scenic Green Court
Chesterfield, MO 63017
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina J. Keller(2)          Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Keogh(2)                Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Lisa Klassen(1)                 Assistant Vice President  None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Klein                   Senior Vice President     None
4820 Fremont Avenue So.
Minneapolis, MN 55409
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Richard Knott(1)                Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dean Kopperud(2)                Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brent A. Krantz                 Senior Vice President     None
61500 Tam McArthurLoop
Bend, OR 97702

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David T. Kuzia                  Vice President            None
19102 Miranda Circle
Omaha, NE 68130
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Tracey Lange(2)                 Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Paul R. LeMire(2)               Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Eric J. Liberman(2)             Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Malissa Lischin(2)              Assistant Vice President  None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James V. Loehle                 Vice President            None
30 Wesley Hill Lane
Warwick, NY 10990
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Thomas Loncar(1)                Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Montana W. Low                  Vice President            None
1636 N. Wells Street, Apt. 3411
Chicago, IL 60614

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Craig Lyman                     Vice President            None
3930 Swenson St. #502
Las Vegas, NV 89119

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John J. Lynch                   Vice President            None
6325 Bryan Parkway
Dallas, TX 75214
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Michael Malik                   Vice President            None
126 Bernard Street
San Francisco, CA 94109

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Steven C. Manns                 Vice President            None
1627 N. Hermitage Avenue
Chicago, IL 60622
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Todd A. Marion                  Vice President            None
24 Midland Avenue
Cold Spring Harbor, NY 11724
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
LuAnn Mascia(2)                 Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Sandie Massaro(2)               Assistant Vice President  None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Theresa-Marie Maynier           Vice President            None
2421 Charlotte Drive
Charlotte, NC 28203
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Anthony P. Mazzariello          Vice President            None
8 Fairway Road
Sewickley, PA 15143
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John C. McDonough               Vice President            None
3812 Leland Street
Chevy Chase, MD 20815
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Kent C. McGowan                 Vice President            None
9510 190th Place SW

Edmonds, WA 98020
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Craig Meister                   Vice President            None
1880 Hemlock Cricle
Abinston, PA 19001

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Daniel Melehan                  Vice President            None
906 Bridgeport Court
San Marcos, CA 92069
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Mark Mezzanotte                 Vice President            None
16 Cullen Way
Exeter, NH 03833
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Clint Modler(1)                 Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert Moser(1)                 Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

David W. Mountford(2)           Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John V. Murphy(2)               Director                  President & Trustee
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Wendy Jean Murray               Vice President            None
32 Carolin Road
Upper Montclair, NJ 07043
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Christina Nasta(2)              Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kevin P. Neznek(2)              Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bradford Norford                Vice President            None
4607 Timberglen Rd.
Dallas, TX 75287

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Alan Panzer                     Vice President            None
6755 Ridge Mill Lane
Atlanta, GA 30328
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Brian C. Perkes                 Vice President            None
6 Lawton Ct.

Frisco, TX 75034
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Charles K. Pettit               Vice President            None
22 Fall Meadow Drive
Pittsford, NY 14534
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Elaine Puleo-Carter(2)          Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Minnie Ra                       Vice President            None
100 Dolores Street, #203
Carmel, CA 93923
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Dusting Raring                  Vice President            None
27 Blakemore Drive
Ladera Ranch, CA 92797
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael A. Raso                 Vice President            None
3 Vine Place
Larchmont, NY 10538
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Richard Rath                    Vice President            None
46 Mt. Vernon Ave.
Alexandria, VA 22301

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Douglas Rentschler              Vice President            None
677 Middlesex Road
Grosse Pointe Park, MI 48230
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Ruxandra Risko(2)               Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David R. Robertson(2)           Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Ian M. Roche                    Vice President            None
7070 Bramshill Circle
Bainbridge, OH 44023

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth A. Rosenson             Vice President            None
24753 Vantage Pt. Terrace
Malibu, CA 90265
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James H. Ruff(2)                President & Director      None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Matthew Rutig                   Vice President            None
199 North Street
Ridgefield, CT 06877

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
William R. Rylander             Vice President            None
85 Evergreen Road
Vernon, CT 06066
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Sabow                    Vice President            None
6617 Southcrest Drive
Edina, MN 55435
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Saunders                   Vice President            None
911 North Orange Avenue #401
Orlando, FL 32801
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Jill Schmitt(2)                 Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Schmitt(2)               Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

William Schories(2)             Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Eric Sharp                      Vice President            None
862 McNeill Circle
Woodland, CA 95695
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Debbie A. Simon                 Vice President            None
1 W. Superior Street, Apt. 4101
Chicago, IL 60610
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Douglas Bruce Smith             Vice President            None
8927 35th Street W.
University Place, WA 98466
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Steven Stablein                 Vice President            None
2131 Dunnigan NE
Grand Rapids, MI 49525

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Bryan Stein(2)                  Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Stoma(2)                   Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Wayne Strauss(3)                Assistant Vice President  None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Brian C. Summe                  Vice President            None
2479 Legends Way
Crestview Hills, KY 41017
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael Sussman(2)              Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

George T. Sweeney               Senior Vice President     None
5 Smokehouse Lane

Hummelstown, PA 17036
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
James Taylor(2)                 Assistant Vice President  None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Martin Telles(2)                Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
David G. Thomas                 Vice President            None
16628 Elk Run Court
Leesburg, VA 20176
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Bryan K.Toma                    Vice President            None
7311 W. 145th Terrace
Overland Park, KS 66223
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Mark Vandehey(1)                Vice President            Vice President and
                                                          Chief Compliance
                                                          Officer

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Vincent Vermete(2)              Assistant Vice President  None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Kenneth Lediard Ward            Vice President            None
1400 Cottonwood Valley Circle
N.
Irving, TX 75038
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Teresa Ward(1)                  Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Michael J. Weigner              Vice President            None
4905 W. San Nicholas Street
Tampa, FL 33629
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Donn Weise                      Vice President            None
3249 Earlmar Drive
Los Angeles, CA 90064
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Chris Werner(1)                 Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Catherine White(2)              Assistant Vice President  None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Thomas Wilson(2)                Vice President            None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Donna Winn(2)                   Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Philip Witkower(2)              Senior Vice President     None
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Cary Patrick Wozniak            Vice President            None
18808 Bravata Court
San Diego, CA 92128
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
John Charles Young              Vice President            None
3914 Southwestern
Houston, TX 77005
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

Jill Zachman(2)                 Vice President            None

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Robert G. Zack(2)               General Counsel &         Vice President &
                                Director                  Secretary
---------------------------------------------------------------------------------

1) 6803 South Tucson Way, Centennial, CO 80112-3924
(2) Two World  Financial  Center,  225 Liberty Street,  11th Floor,  New York, NY
10281-1008
(3)350 Linden Oaks, Rochester, NY 14623

(c)   Not applicable.

Item 28. Location of Accounts and Records
-----------------------------------------

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are in the possession of OppenheimerFunds, Inc. at its offices at 6803 South Tucson Way, Centennial, Colorado 80112-3924.

Item 29. Management Services
----------------------------

Not applicable

Item 30. Undertakings
---------------------

During the Warranty Period, the Registrant hereby undertakes to mail notices to current shareholders promptly after the happening of significant events related to the Financial Warranty issued by Merrill Lynch Bank USA (or any successors or substituted entities thereto) to the Fund under the Financial Warranty
Agreement. These significant events include (i) the termination of the
Financial Warranty Agreement; (ii) a default under the Financial Warranty
Agreement that has a material adverse effect on a shareholder's right to receive his or her Warranted Amount on the Maturity Date; or (iii) the
insolvency of Merrill Lynch Bank USA (or any successors or substituted entities thereto).

The Registrant hereby undertakes to update its registration statement on an annual basis under the Investment Company Act of 1940, as amended (the "1940
Act") to include updated audited financial statements for Merrill Lynch Bank USA
(or any successors or substituted entities thereto), as applicable.  Merrill
Lynch Bank USA has represented to Registrant that its audited financial statements to be included in Registrant's Registration Statement, as it may be
amended from time to time, have been and will be prepared in accordance with
Regulation S-X and U.S. GAAP, as if Merrill Lynch Bank USA was required to file
Form 10-K under the Securities Exchange Act of 1934, as amended (the "Exchange
Act").  Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Fund, the consent of the independent auditors of Merrill Lynch Bank USA (or such successors or substituted entities), as applicable, regarding such financial statements.

The Registrant hereby undertakes to update its registration statement to include the executed Financial Warranty after it has been issued by Merrill
Lynch Bank USA.

In the event that a Warranty Provider to the Fund is an entity other than
Merrill Lynch Bank USA ("Substitute Warranty Provider"), and such Substitute
Warranty Provider files Forms 10-K under the Exchange Act then Registrant hereby undertakes to incorporate by reference in its Statement of Additional
Information on an annual basis under the 1940 Act updated audited financial statements for the Substitute Warranty Provider included in such Forms 10-K under the Exchange Act.  In the event that at any time during the Warranty
Period during which the Registrant is required to file amendments to its
Registration Statement under the 1940 Act the Substitute Warranty Provider ceases to file a Form 10-K pursuant to the Exchange Act or if any other
Substitute Warranty Provider is not required to file a Form 10-K pursuant to the Exchange Act, the Registrant undertakes to update its Registration
Statement on an annual basis under the 1940 Act to include updated audited financial statements for the then-current Substitute Warranty Provider (or any successors or substituted entities thereto) and will obtain a representation from said Substitute Warranty Provider (or any successors or substituted entities thereto) that its audited financial statements provided to Registrant for inclusion in Registrant's Registration Statement, as it may be amended from time to time, have been and will be prepared in accordance with Regulation S-X and U.S. GAAP covering the periods that would be required if the Substitute
Warranty Provider was required to file Form 10-K under the Exchange Act.  Any
Substitute Warranty Provider's audited financial statements will also be incorporated by reference in Registrant's Statement of Additional Information.
Further, the Registrant undertakes under any circumstances described in this paragraph to include as an exhibit to its Registration Statement as it relates to the Fund, the consent of the independent auditors of the Substitute Warranty
Provider (or such successors or substituted entities), as applicable, regarding such financial statements.

During the Warranty Period, the Registrant hereby undertakes to include in the
Registrant's annual and semiannual reports (with respect to the Fund) to shareholders, an offer to supply the most recent annual and/or quarterly report of Merrill Lynch Bank USA, or any Substitute Warranty Provider to the Financial
Warranty or Financial Warranty Agreement, free of charge, upon a shareholder's request.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the
Investment Company Act of 1940, the Registrant has duly caused this
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day
of September, 2004.

                              OPPENHEIMER PRINCIPAL PROTECTED TRUST III

                              By:  /s/ John V. Murphy*

                              ---------------------------------------------

                              John V. Murphy, President,
                              Principal Executive Officer & Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                    Title                         Date
----------                    -----                         ----

/s/ William L. Armstrong*    Chairman of the                September 27, 2004
---------------------------  Board of Trustees
William L. Armstrong

/s/ John V. Murphy*          President, Principal           September 27, 2004
------------------------     Executive Officer & Trustee
John V. Murphy

/s/ Brian W. Wixted*         Treasurer, Principal           September 27, 2004
-------------------------    Financial &
Brian W. Wixted              Accounting Officer

/s/ Robert G. Avis*          Trustee                        September 27, 2004

---------------------

Robert G. Avis

/s/ George Bowen*            Trustee                        September 27, 2004
----------------------
George Bowen

/s/ Edward Cameron*          Trustee                        September 27, 2004
------------------------
Edward Cameron

/s/ Jon S. Fossel*           Trustee                        September 27, 2004
--------------------
Jon S. Fossel

/s/ Sam Freedman*            Trustee                        September 27, 2004
---------------------
Sam Freedman

/s/ Beverly L. Hamilton*
-------------------------    Trustee                        September 27, 2004
Beverly L. Hamilton

/s/ Robert J. Malone*
-----------------------      Trustee                        September 27, 2004
Robert J. Malone

/s/ F. William Marshall, Jr.*                               Trustee
September 27, 2004
----------------------------
F. William Marshall, Jr.

*By:  /s/ Mitchell J. Lindauer
        -----------------------------------------
        Mitchell J. Lindauer, Attorney-in-Fact

                                   SIGNATURES

Oppenheimer Main Street Fund has duly caused this Registration Statement of
Oppenheimer Principal Protected Trust III relating to its series Oppenheimer
Principal Protected Main Street Fund III to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of
New York on the 27th day of September, 2004.

                              OPPENHEIMER MAIN STREET FUND

                              By:  /s/ John V. Murphy*
                              ---------------------------------------------
                              John V. Murphy, President,
                              Principal Executive Officer & Director

Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement of Oppenheimer Principal Protected Trust III relating to its series
Oppenheimer Principal Protected Main Street Fund III has been signed below by the following persons in the capacities on the dates indicated:

Signatures                    Title                         Date
----------                    -----                         ----

/s/ William L. Armstrong*    Chairman of the                September 27, 2004
---------------------------  Board of Directors
William L. Armstrong

/s/ John V. Murphy*          President, Principal           September 27, 2004
------------------------     Executive Officer & Director
John V. Murphy

/s/ Brian W. Wixted*         Treasurer and Principal        September 27, 2004
-----------------------------                              Financial and
Accounting
Brian W. Wixted              Officer

/s/ Robert G. Avis*
-----------------------------             Director                September 27,
2004
Robert G. Avis

/s/ George C. Bowen*
-----------------------------                               Director
September 27, 2004
George C. Bowen

/s/ Ed Cameron*
-----------------------------                               Director
September 27, 2004
Ed Cameron

Jon S. Fossel*
-----------------------------                               Director
November 5, 2003
Jon S. Fossel

Sam Freedman*
-----------------------------                               Director
September 27, 2004
Sam Freedman

Beverly L. Hamilton*
-----------------------------                               Director
September 27, 2004
Beverly L. Hamilton

/s/ Robert J. Malone*
-----------------------------                               Director
September 27, 2004
Robert J. Malone

F. William Marshall Jr.*
---------------------------- Director                       September 27, 2004
F. William Marshall Jr.

*By:  /s/ Mitchell J. Lindauer
        -----------------------------------------
        Mitchell J. Lindauer, Attorney-in-Fact

                    OPPENHEIMER PRINCIPAL PROTECTED TRUST III

                          Pre-Effective Amendment No. 1

                      Registration Statement No. 333-114495

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.    Description
-----------    -----------

23   (c)       Specimen Class A Share Certificate

     (d)       Investment Advisory Agreement

     (e)       General Distributors Agreement

     (h) (i)   Financial Warranty Agreement

     (h) (ii)  Service Agreement

     (j) (i)   Independent Auditors' Consent of Deloitte & Touche LLP
         (ii) Consent of Deloitte & Touche LLP with respect to Merrill Lynch
Bank USA

     (k) (i)   Audited Financial Statements of Merrill Lynch Bank USA

           (ii)Unaudited Financial Statements of Merrill Lynch Bank USA

     (l)       Investment Letter from OppenheimerFunds, Inc. to Registrant

     (m) (i)   Service Plan and Agreement for Class A shares

          (ii)    Distribution and Service Plan and Agreement for Class B shares

          (iii)   Distribution and Service Plan and Agreement for Class C shares

           (iv)   Distribution and Service Plan and Agreement for Class N shares

     (o)       Powers of Attorney